As filed with the Securities and Exchange Commission on December 4, 2014 Registration No. 333-200085
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________________
AMENDMENT NO. 2 TO
FORM S-4
REGISTRATION STATEMENT
Under
The Securities Act Of 1933
HEARTLAND FINANCIAL USA, INC.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)
6022
(Primary Standard Industrial Classification Number
42-1405748
(I.R.S. Employer Identification No.)

1398 Central Avenue Dubuque, Iowa 52001 (563) 589-2100
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Bryan R. McKeag Executive Vice President and Chief Financial Officer Heartland Financial USA, Inc. 1398 Central Avenue Dubuque, Iowa 52001 (563) 589-2100
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Thomas Martin, Esq.	James Bedore, Esq.
Dorsey & Whitney LLP	Reinhart Boerner Van Deuren s.c.
50 South Sixth Street	1000 N. Water Street, Suite 1700
Minneapolis, MN 55402	Milwaukee, WI 53202
(612) 340-2600	(414) 298-8196
Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this Registration Statement.
If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.
         Large accelerated filer ☐            Accelerated filer ☒         Non-accelerated filer ☐           Smaller reporting company ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
   Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐          Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, $1.00 par value	2,500,000(1)	N/A	$55,000,000(2)	6,391.00(3)

(1) Represents the estimated maximum number of shares to be issued pursuant to the merger agreement dated as of October 22, 2014, among Heartland Financial USA, Inc., a Delaware corporation, and Community Banc-Corp of Sheboygan, Inc., a Wisconsin corporation, computed by dividing 155% of the projected adjusted tangible equity of Community Banc-Corp of Sheboygan, Inc. at January 31, 2015 by the proposed minimum market price of Heartland common stock under such agreement ($22.00 per share).

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(f)(2) and (f)(3) of Regulation C under the Securities Act of 1933, as amended.
(3) Of such fee, $6,042.20 was paid with the first filing of this Registration Statement and $348.80 was paid with the filing of Amendment No. 1.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER [ ], 2014

COMMUNITY BANC-CORP OF SHEBOYGAN, INC.

PROPOSED MERGER-YOUR VOTE IS VERY IMPORTANT
Dear Shareholder:
We are pleased to report that the board of directors of Community Banc-Corp of Sheboygan, Inc. has unanimously approved a merger of Community Banc-Corp into Heartland Financial USA, Inc. Before we can complete the merger, we must obtain the approval of the shareholders of Community Banc-Corp We are sending you this document to ask you to vote in favor of approval and adoption of the merger agreement. The Community Banc-Corp Board of Directors Unanimously Recommends That You Vote “FOR” Approval and Adoption of the Merger Agreement.
In the merger, Community Banc-Corp will merge with and into Heartland, and you will receive, as a shareholder of Community Banc-Corp, shares of Heartland common stock for your shares of Community Banc-Corp, as described in more detail in the accompanying proxy statement/prospectus. The aggregate consideration paid to Community Banc-Corp shareholders in the merger will be based upon 155% of our tangible shareholders’ equity at the end of the month preceding the merger, as adjusted for expenses we incur, plus $17,500 for each day that passes since the end of that month. The expense adjustment will include both tax-adjusted transaction expenses we incur in the merger, which we estimate will range from approximately $381,000 to $406,000 and tax-adjusted severance and similar costs, which we estimate will range from approximately $2,729,000 to $3,481,000, and that we have agreed to deduct from our tangible shareholders' equity in the merger agreement. The amount each shareholder will receive will be based upon this aggregate consideration divided by the number of our shares outstanding, assuming conversion of all preferred shares, and will be paid in the form of shares of common stock of Heartland valued at the average closing price of Heartland for the 20 trading days ending five days before the merger. If the average closing price is less than $22.00, Heartland has the option of paying up to 25% of the consideration in cash.

Although we anticipate income in the fourth quarter of 2014 that will increase the consideration you receive, if we used our September 30, 2014 balance sheet, and assumed no income after that date and the maximum expenses, you would receive merger consideration, payable in the form of Heartland common stock or common stock and cash, of no less than $20.21 per share of Community Banc-Corp common stock and $84,225 per share of Community Banc-Corp preferred stock. The precise amount of Heartland common stock and cash you would receive for this merger consideration depends upon the average closing price of Heartland common stock when the merger is completed, but if we used the $26.13 per share average closing price of Heartland common stock for the twenty days ended December 1, 2014 this amount of merger consideration would result in you receiving approximately 0.77 shares of Heartland common stock for each share of Community Banc-Corp common stock you hold, and approximately 3,224 shares of Heartland common stock for each share of Community Banc-Corp preferred stock you hold. We provide illustrations of how the financial results of Community Banc-Corp and the closing price of Heartland may affect what you receive in the merger in the attached proxy statement/prospectus under the caption “The Merger Agreement” on page 33. Because the financial position of Community Banc-Corp and the market price for Heartland common stock will fluctuate prior to the merger, the actual consideration you will receive will be different from these amounts.

To complete the merger we must receive regulatory approvals and the holders of Community Banc-Corp common stock must approve and adopt the merger agreement. Community Banc-Corp will hold a special meeting of shareholders to vote on this merger proposal. Your vote is important. Whether or not you plan to attend the special meeting, please submit your proxy with voting instructions for your shares of Community Banc-Corp common stock in accordance with the instructions contained in this document. If you do not vote your shares of Community Banc-Corp common stock, it will have the same effect as voting against the merger.

For a description of the significant considerations in connection with the merger and related matters described in this document, see “Risk Factors” beginning on page 12.

We encourage you to read this entire document carefully. This proxy statement/prospectus gives you detailed information about the merger, and it includes a copy of the merger agreement as Appendix A.

Sincerely,

Anthony L. Jovanovich, Chairman and Chief
Executive Officer of Community Banc-Corp of Sheboygan, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

These securities are not savings accounts, deposits or other obligations of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

The date of this proxy statement/prospectus is December 5, 2014.

COMMUNITY BANC-CORP OF SHEBOYGAN, INC.
604 North 8th Street
Sheboygan, Wisconsin 53081

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON December 29, 2014
Community Banc-Corp of Sheboygan, Inc. will hold a special meeting of its shareholders at the Town & Country Club, West 1945 County Trunk J, Sheboygan, Wisconsin, at 6:00 P.M. local time, on December 29, 2014 to consider and vote upon the following matters:

•
a proposal to approve and adopt the Merger Agreement between Heartland Financial USA, Inc. and Community Banc-Corp of Sheboygan, Inc. dated as of October 22, 2014, as it may be amended from time to time, pursuant to which Community Banc-Corp will merge with and into Heartland Financial USA, Inc.; and

•	a proposal to approve the adjournment of the Community Banc-Corp special meeting, if necessary or appropriate, to solicit additional proxies.

Upon completion of the merger, each share of Community Banc-Corp common stock and preferred stock will be converted into the right to receive shares of Heartland common stock, or a combination of cash and Heartland common stock. Your attention is directed to the proxy statement/prospectus accompanying this notice for a complete discussion of the merger. A copy of the merger agreement is included as Appendix A to the accompanying proxy statement/prospectus.
The board of directors has fixed the close of business on December 4, 2014 as the record date for the Community Banc-Corp special meeting. Holders of record of Community Banc-Corp common stock at such time are entitled to notice of, and to vote at, the Community Banc-Corp special meeting or any adjournment or postponement of the special meeting.
The Community Banc-Corp board of directors has unanimously approved the merger agreement and unanimously recommends that holders of Community Banc-Corp common stock vote “for” approval and adoption of the merger agreement.
Community Banc-Corp shareholders who do not vote in favor of the merger agreement and who strictly comply with Subchapter XIII of the Wisconsin Business Corporation Law have the right to assert dissenters’ rights under that statute. For a description of the procedures that must be followed to make written demand for dissenters’ rights, see the copy of the statute which is attached as Appendix B. In addition, a summary of the procedures to be followed in order to obtain payment for dissenting shares is set forth under the caption “The Merger-Notice of Dissenters’ Rights” in the attached proxy statement/prospectus.
Whether or not you plan to attend the special meeting, please submit your proxy with voting instructions for your shares of Community Banc-Corp common stock. To submit your proxy by mail, please complete, sign, date and return the accompanying proxy form in the enclosed self-addressed, stamped envelope. Any holder of Community Banc-Corp common stock present at the special meeting may vote in person instead of by proxy and a proxy may be revoked in writing at any time before the special meeting. The presence of a shareholder at the special meeting will not automatically revoke that shareholder’s proxy. A shareholder may revoke a proxy at any time prior to the voting of such proxy on any matter (without, however, affecting any vote taken prior to such revocation) by (i) filing with the Secretary of Community Banc-Corp a written notice of revocation, (ii) delivering to Community Banc-Corp a duly executed proxy bearing a later date, or (iii) attending the meeting and providing written or oral notice of revocation with the presiding officer during the meeting (at which point the shareholder may vote in person).

Sincerely,

Anthony L. Jovanovich, Chairman and
Chief Executive Officer, of Community
Banc-Corp of Sheboygan, Inc.

Your vote is important. Please complete, sign, date and return your proxy form, whether or not you plan to attend the special meeting

REFERENCES TO ADDITIONAL INFORMATION
This document incorporates important business and financial information about Heartland from documents that are not included in or delivered with this document. You can obtain documents incorporated by reference in this document and other filings of Heartland by requesting them in writing or by telephone from Heartland at the following address:
Heartland Financial USA, Inc.
1398 Central Avenue
P.O. Box 778
Dubuque, Iowa 52004-0778
Attention: Michael J. Coyle, Corporate Secretary
(Telephone (563) 589-2100)

You will not be charged for any of these documents that you request. Community Banc-Corp shareholders requesting documents should do so by December 23, 2014 in order to receive them before the special meeting.
See “Where You Can Find More Information” on page 57.
You should rely only on the information contained or incorporated by reference into this document to vote on the merger agreement. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this document. This document is dated December 5, 2014. You should not assume that the information contained in, or incorporated by reference into, this document is accurate as of any date other than that date. Neither our mailing of this document to Community Banc-Corp shareholders nor the issuance by Heartland of common stock in connection with the merger will create any implication to the contrary.
TABLE OF CONTENTS

Page #
REFERENCES TO ADDITIONAL INFORMATION	2
QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER	3
SUMMARY	6
RISK FACTORS	12
FORWARD-LOOKING STATEMENTS	14
THE COMMUNITY BANC-CORP SPECIAL MEETING	15
THE MERGER	17
THE MERGER AGREEMENT	33
INFORMATION ABOUT COMMUNITY BANC-CORP OF SHEBOYGAN, INC.	41
INFORMATION ABOUT HEARTLAND	41
DESCRIPTION OF HEARTLAND COMMON STOCK	42
COMPARISON OF SHAREHOLDERS’ RIGHTS	45
CERTAIN OPINIONS	57
EXPERTS	57
WHERE YOU CAN FIND MORE INFORMATION	57
APPENDIX A - MERGER AGREEMENT	A-1
APPENDIX B - SUBCHAPTER XIII DISSENTERS’ RIGHTS	B-1
APPENDIX C - FAIRNESS OPINION OF THE FINANCIAL ADVISOR OF COMMUNITY BANC-CORP OF SHEBOYGAN, INC.	C-1

QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER

Q:	What Am I Being Asked To Vote On?

A:
Holders of Community Banc-Corp common stock are being asked to approve and adopt a merger agreement entered into between Heartland and Community Banc-Corp. In the merger, Community Banc-Corp will be merged with and into Heartland, with Heartland as the surviving corporation, and holders of Community Banc-Corp common stock and preferred stock will receive Heartland common stock, or a combination of cash and Heartland common stock, in exchange for their shares of Community Banc-Corp common stock and preferred stock.

Q:	Why Is The Community Banc-Corp Board of Directors Recommending The Merger?

A:	The Community Banc-Corp board believes that the merger is advisable, fair to and in the best interest of Community Banc-Corp and its shareholders.

Q:	Why Is My Vote Important?

A:
The affirmative vote of the holders of at least a majority of the outstanding shares of Community Banc-Corp common stock is required to approve and adopt the merger agreement. Accordingly, if a holder of Community Banc-Corp common stock fails to vote or abstains, this will have the same effect as a vote against approval and adoption of the merger agreement. Holders of Community Banc-Corp preferred stock do not have voting rights with respect to the matters to be considered at the special meeting.

Q:	What Will I Receive For My Community Banc-Corp Stock If The Merger Is Completed?

A:
You will receive shares of Heartland common stock, or a combination of cash and shares of Heartland common stock, for your shares of Community Banc-Corp common stock and preferred stock. The aggregate consideration paid to Community Banc-Corp shareholders in the merger will be based upon 155% of our tangible shareholders’ equity at the end of the month preceding the merger, as adjusted for expenses we incur, plus $17,500 for each day that passes since the end of that month. The expense adjustment will include both tax-adjusted transaction expenses we incur in the merger, which we estimate will range from approximately $381,000 to $406,000 and tax-adjusted severance and similar costs, which we estimate will range from approximately $2,729,000 to $3,481,000, and that we have agreed to deduct from our tangible shareholders' equity in the merger agreement. The amount each shareholder will receive will be based upon this aggregate consideration divided by the number of our shares outstanding, assuming conversion of all preferred shares, and will be paid in the form of shares of common stock of Heartland valued at the average closing price of Heartland for the 20 trading days ending five days before the merger. If that average closing price is less than $22.00, Heartland has the option of paying up to 25% of the consideration in cash.

Although we anticipate income in the fourth quarter of 2014 that will increase the consideration you receive, if we used our September 30, 2014 balance sheet, and assumed no income after that date and the maximum expenses, you would receive merger consideration, payable in the form of Heartland common stock or common stock and cash, of no less than $20.21 per share of Community Banc-Corp common stock and $84,225 per share of Community Banc-Corp preferred stock. The precise amount of Heartland common stock and cash that you would receive for this merger consideration depends upon the average closing price of Heartland common stock when the merger is completed. If we used the $26.13 per share average closing price of Heartland common stock for the twenty trading days ended December 1, 2014, the last practicable trading day before the distribution of this document, this amount of merger consideration would result in your receiving approximately 0.77 shares of Heartland common stock for each share of Community Banc-Corp common stock you hold, and approximately 3,224 shares of Heartland common stock for each share of Community Banc-Corp preferred stock you hold. These amounts are expected to change prior to the time of the shareholders’ meeting and completion of the merger. We provide illustrations of how the financial results of Community Banc-Corp and the closing price of Heartland may affect what you receive in the merger in the attached proxy statement/prospectus under the caption “The Merger Agreement” on page 33.

Q:	When Do You Expect To Complete The Merger?

A:
We are working to complete the merger as quickly as possible. We cannot complete the merger until a number of conditions are satisfied, including approval of the merger by the Community Banc-Corp shareholders and by the

Federal Deposit Insurance Corporation and the Department of Financial Institutions of the State of Wisconsin. We expect to complete the merger in the first quarter of 2015, assuming these and other approvals are received.

Q:	Do I Have Dissenters’ Rights?

A:
Yes. Under Wisconsin law, Community Banc-Corp’s state of incorporation, holders of Community Banc-Corp common stock and preferred stock have the right to assert dissenters’ rights and, rather than the merger consideration, demand the “fair value” of their shares. To do so, you must not vote in favor of the merger and must instead follow the procedures set forth below under “The Merger-Notice of Dissenters’ Rights.” A copy of the Wisconsin statutes governing dissenters’ rights is included as Appendix B. The “fair value” of the shares may be determined in a court-supervised proceeding and the court may conclude that fair value is greater than, equal to or less than the merger consideration.

One condition to Heartland’s obligation to complete the merger is that the total number of dissenting shares of Community Banc-Corp common stock cannot be more than 6.0% of the number of outstanding shares of Community Banc-Corp common stock.

We encourage you to read the statutes governing dissenters’ rights carefully and to consult with legal counsel if you desire to exercise your dissenters’ rights

Q:	What Do I Need To Do Now?

A:
After you have carefully read this document, indicate on your proxy form how you want your shares of Community Banc-Corp common stock to be voted. Then complete, sign, date and mail your proxy form in the enclosed postage paid return envelope as soon as possible. This will enable your shares of Community Banc-Corp common stock to be represented and voted at the Community Banc-Corp special meeting.

Q:	If My Shares Are Held In Street Name By My Broker, Will My Broker Automatically Vote My Shares For Me?

A:
No. Without instructions from you, your broker will not be able to vote your shares of Community Banc-Corp common stock. You should instruct your broker to vote your shares, following the directions your broker provides. Please check the voting form used by your broker to see if it offers telephone or internet voting.

Q:	Can I Change My Vote?

A:	Yes. There are three ways you can change your vote after you have submitted your proxy:

•	First, you may send a written notice to the Secretary of Community Banc-Corp, stating that you would like to revoke your proxy.

•	Second, you may complete and submit a new proxy form. Your latest vote actually received by Community Banc-Corp before the special meeting will be counted, and any earlier votes will be revoked.

•
Third, you may attend the Community Banc-Corp special meeting and vote in person. Your presence at the meeting will not automatically revoke your proxy. You may revoke your proxy at any time prior to the voting of the proxy by attending the meeting and providing written or oral notice of revocation with the presiding officer during the meeting (at which point you may vote in person).

If you have instructed a broker to vote your shares, you must follow the directions you receive from your broker in order to change or revoke your vote.

Q:	Should I Send In My Share Certificates Now?

A:
No. Please do NOT send in your share certificates at this time. After the merger is completed, you will be provided with a letter of transmittal explaining what you must do to exchange your Community Banc-Corp share certificates for merger consideration.

Q:	Whom Should I Call With Questions?

A:
If you have questions about the merger or the special meeting or you need additional copies of this document, or if you have questions about the process for voting or if you need a replacement proxy form, you should contact:

Nicholas E. Nett
Executive Vice President, Chief Financial Officer and Secretary of Community Banc-Corp
Telephone: (920) 459-4444

Q:	Where Can I Find More Information About The Companies?

A:
You can find more information about Heartland from the various sources described under “Where You Can Find More Information.” You can find more information about Community Banc-Corp under “Information about Community Banc-Corp”

SUMMARY

This summary highlights selected information from this document. It does not contain all of the information that may be important to you. We urge you to read carefully the entire document and the other documents to which we refer in order to understand fully the merger and the related transactions. In addition, we incorporate by reference into this document important business and financial information about Heartland. You may obtain the information incorporated by reference into this document without charge by following the instructions in the section entitled “Where You Can Find More Information” on page 57. Each item in this summary refers to the page of this document on which that subject is discussed in more detail.
Our Companies (Page 41)
Community Banc-Corp
Community Banc-Corp is a bank holding company headquartered in Sheboygan, Wisconsin that holds all of the shares of the Community Bank & Trust, a Wisconsin state bank with ten offices in eastern Wisconsin. Community Banc-Corp was incorporated in Wisconsin on May 1, 1980. Community Bank & Trust was formed in 1989 and had assets of approximately $525 million, deposits of approximately $429 million and shareholders’ equity of approximately $54.5 million at September 30, 2014.
Community Banc-Corp’s principal offices are located at 604 North 8th Street, Sheboygan, Wisconsin 53081, and its telephone number is (888) 582-4440.
Heartland
Heartland is a publicly-held, multi-bank bank holding company headquartered in Dubuque, Iowa with ten bank subsidiaries in the States of Iowa, Illinois, Wisconsin, New Mexico, Arizona, Montana, Colorado, Minnesota, Missouri and Kansas. Together, Heartland’s banking subsidiaries operate a total of 77 banking locations. Heartland also has an active consumer finance subsidiary with offices in Iowa, Illinois and Wisconsin.
Heartland was formed as an Iowa corporation in 1981, and reincorporated in Delaware in 1993. Wisconsin Bank & Trust (formerly Wisconsin Community Bank), has served customers as a Heartland subsidiary in central Wisconsin since 1997. At September 30, 2014, Heartland had total assets of $5.9 billion, total loans of $3.8 billion, total deposits of $4.7 billion and common stockholders’ equity of $483 million.
Heartland’s principal offices are located at 1398 Central Avenue, Dubuque, Iowa 52001, and its telephone number is (563) 589-2100.
Community Banc-Corp Will be Merged into Heartland (Page 33)
We encourage you to read the merger agreement, which is attached as Appendix A to this document. The merger agreement provides that Community Banc-Corp will be merged with and into Heartland. Heartland will survive the merger and the separate corporate existence of Community Banc-Corp will cease. Simultaneously, Community Bank & Trust, the wholly owned banking subsidiary of Community Banc-Corp, will be merged with and into Wisconsin Bank & Trust, the state banking subsidiary of Heartland in Wisconsin.
What You Will Receive in the Merger (Page 34)
Upon completion of the merger, each Community Banc-Corp shareholder will receive Heartland common stock, or a combination of cash and Heartland common stock, for each share of Community Banc-Corp common stock or preferred stock owned immediately prior to the merger. The aggregate number of shares of Heartland common stock to which Community Banc-Corp shareholders will be entitled upon completion of the merger will be equal to (a) 155% of the tangible shareholders’ equity, less tax adjusted merger costs, of Community Banc-Corp on the last day of the month which immediately precedes the merger, plus $17,500 for each day since month end, (b) divided by the average closing price of Heartland common stock during the 20 trading days ending five days prior to the merger. For such purposes, tangible shareholders’ equity will be computed by subtracting liabilities from the tangible assets of Community Banc-Corp and further subtracting transaction costs incurred or to be incurred by Community Banc-Corp and unaccrued expenses paid to employees that are contingent upon the transaction, including expenses under executive employee salary continuation agreements, each as determined on an after-tax basis.

If the average closing price of Heartland common stock is greater than $22.00, shareholders of Community Banc-Corp will receive only shares of Heartland common stock, and cash for fractional shares, in the merger. If the average closing price is $22.00 or less, Heartland may elect to pay up to 25% of the merger consideration in cash. Assuming that the consideration is paid solely by delivery of shares, the number of shares of Heartland common stock a Community Banc-Corp shareholder will receive for each share of Community Banc-Corp common stock will be this aggregate number of shares of Heartland common stock divided by the number of shares Community Banc-Corp common stock outstanding, assuming all shares of Community Banc-Corp Series C Perpetual, Convertible Preferred Stock, no par value, are converted into common stock at the 4166 2/3 shares for one conversion ratio of the preferred stock. Holders of Community Banc-Corp preferred stock will receive 4166 2/3 multiplied by the number of shares of Heartland common stock to be received by each holder of Community Banc-Corp common stock. Heartland will not issue any fractional shares, but Community Banc-Corp shareholders entitled to a fractional share will instead receive an amount in cash equal to the fraction of a whole share of Heartland common stock to which such shareholder would otherwise be entitled.
If we based these calculations on the financial position of Community Banc-Corp at September 30, 2014 (assuming tax-adjusted transaction expenses of approximately $381,000 and unaccrued tax-adjusted severance or similar costs of $3,481,000) and the average closing price of Heartland common stock for the twenty trading days ended December 1, 2014 (the last practicable trading day before the distribution of this document) of $26.13 per share, a Community Banc-Corp shareholder would receive approximately 0.77 shares of Heartland common stock for each share of Community Banc-Corp common stock and approximately 3,224 shares of Heartland common stock for each share of Community Banc-Corp preferred stock. We provide illustrations of how the financial results of Community Banc-Corp and the closing price of Heartland may affect what you receive in the merger in the attached proxy statement/prospectus under the caption “The Merger Agreement” on page 33. The financial position of Community Banc-Corp and the market price for Heartland common stock will fluctuate prior to the merger. Accordingly, the actual consideration you will receive will be different from these amounts.
The Community Banc-Corp Board of Directors Unanimously Recommends that You Vote “FOR” the Approval and Adoption of The Merger Agreement (Page 20)
The board of directors of Community Banc-Corp believes that the merger is in the best interests of Community Banc-Corp and its shareholders and has unanimously approved the merger agreement. For the factors considered by the Community Banc-Corp board of directors in reaching its decision to approve the merger agreement, see the section entitled “The Merger-Community Banc-Corp’s Reasons for the Merger; Recommendation of Community Banc-Corp’s Board of Directors.”
Community Banc-Corp’s Financial Advisor Has Provided an Opinion to the Community Banc-Corp Board of Directors as to the Fairness of the Merger Consideration, from a Financial Point of View, to Community Banc-Corp Shareholders (Page 20)
In deciding to approve the merger, the board of directors of Community Banc-Corp considered the opinion of its financial advisor, Hovde Group, LLC., which was given to the board of directors of Community Banc-Corp on October 15, 2014, that, as of the date of such opinion and based upon and subject to the assumptions, qualifications and limitations described in the opinion, the consideration to be paid pursuant to the merger agreement was fair from a financial point of view to the holders of Community Banc-Corp common stock. A copy of this opinion is attached to this document as Appendix C. Community Banc-Corp shareholders should read the opinion completely and carefully to understand the assumptions made, matters considered and limitations on the review undertaken by Hovde in providing its opinion.
Certain Executive Officers Have Financial Interests in the Merger (Page 26)
Some members of management of Community Banc-Corp have interests in the merger that are in addition to or different from their interests as Community Banc-Corp shareholders. These interests exist because of rights they may have under existing employment agreements and executive salary continuation agreements with Community Banc-Corp or its subsidiaries. The Community Banc-Corp board of directors was aware of these interests and considered them in approving the merger agreement and the merger.
Regulatory Approvals We Must Obtain for the Merger (Page 27)
Community Bank & Trust, the wholly owned Wisconsin state bank operating subsidiary of Community Banc-Corp, will merge with and into Wisconsin Bank & Trust, a subsidiary of Heartland through which it conducts banking operations in Wisconsin, simultaneous with the merger of Community Banc-Corp into Heartland. We cannot complete this bank merger unless we file an application with the Federal Deposit Insurance Corporation and the Wisconsin Department of Financial

Institutions. We are relying on the application process with the FDIC for an exemption from a requirement to file an application and obtain the prior approval of the Board of Governors of the Federal Reserve System for the merger of Community Banc-Corp into Heartland. Once the FDIC approves the bank merger, we have to wait anywhere from 15 to 30 days before we can complete the bank merger, during which time the U.S. Department of Justice can challenge the merger on antitrust grounds. We will not be able to complete the merger of Community Banc-Corp into Heartland until we receive regulatory approval for the bank merger and these time periods have expired.

Although we currently believe we should be able to obtain these regulatory approvals in a timely manner, we cannot be certain when or if we will obtain them or, if obtained, whether they will contain terms, conditions or restrictions not currently contemplated that will be detrimental to the combined company after the completion of the merger.

Completion of the Merger is Subject to Satisfying Several Conditions (Page 36)

Community Banc-Corp’s and Heartland’s respective obligations to complete the merger are subject to the fulfillment or waiver of certain conditions, including:

•	the approval and adoption of the merger agreement by holders of a majority of the common shares of Community Banc-Corp;

•	the receipt of governmental and regulatory approvals;

•	the receipt of all other material notices, consents and waivers from third parties;

•	the absence of any judgment, law or governmental order prohibiting or making the merger illegal;

•	the effectiveness of the registration statement pursuant to which the Heartland common stock will be registered;

•	the truth and correctness of the other party’s representations and warranties, subject to the standard of materiality in the merger agreement; and

•	the other party’s performance in all material respects of all the obligations required to be performed by it under the merger agreement.

An additional condition to Heartland’s obligation to complete the merger is that the total number of dissenting shares of Community Banc-Corp common stock cannot be more than 6.0% of the number of outstanding shares of Community Banc-Corp common stock.

We cannot be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.

When We Can Terminate the Merger Agreement (Page 37)

Community Banc-Corp and Heartland may agree in writing to terminate the merger agreement before completing the merger, even after approval and adoption of the merger agreement by Community Banc-Corp shareholders, if a majority of the board of directors of each of Community Banc-Corp and Heartland votes to do so.

In addition, either Heartland or Community Banc-Corp may decide to terminate the merger agreement in various circumstances, including the following:

•	if there is a law or governmental order that prohibits the merger;

•	if the other party has or will have breached any representation, warranty or agreement in any material respect or if satisfaction of any closing condition by the other party is or becomes impossible;

•	if the merger has not been completed by March 31, 2015, unless the failure to complete the merger is due to the party seeking to terminate the agreement; or

•	if holders of shares representing a majority of the common stock of Community Banc-Corp fail to approve the merger at the special meeting.

Community Banc-Corp may terminate the merger agreement if, prior to the adoption of the agreement by the Community Banc-Corp shareholders, the Community Banc-Corp board of directors determines to enter into an agreement providing for a superior proposal after complying with applicable provisions of the merger agreement (including providing Heartland with five business day’s written notice and paying Heartland a $2 million termination fee). Heartland also may terminate the merger agreement if Community Banc-Corp changes its recommendation to the Community Banc-Corp shareholders to approve the merger agreement, fails to hold a meeting of shareholders to consider the merger agreement after this proxy statement/prospectus has been available for 20 days, or intentionally and materially breaches the prohibition on solicitation. If Heartland terminates in these instances, Community Banc-Corp would be obligated to reimburse Heartland for its costs, and pay Heartland an additional $2 million termination fee. Community Banc-Corp may also terminate the merger agreement if the average closing price of Heartland common stock is $32.00 per share or greater, and Heartland may terminate the merger agreement if the average closing price of Heartland common stock is $20.00 per share or less.
You have Dissenters’ Rights under the Wisconsin Business Corporation Law (Page 31)
Pursuant to Sections 1301 to 1331 of the Wisconsin Business Corporation Law (“WBCL”), holders of Community Banc-Corp common stock or preferred stock who determine to dissent from, and do not vote in favor of, the merger may elect to have the “fair value” of their shares of Community Banc-Corp common stock and preferred stock individually appraised and paid to them if the merger is completed and if they comply with the requirements of Sections 1301 to 1331 of the WBCL, a copy of which is attached hereto as Appendix B. See “The Merger-Notice of Dissenters’ Rights.”
Community Banc-Corp Special Meeting (Page 15)
The Community Banc-Corp special meeting will be held at the Town & Country Club, West 1945 County Trunk J, Sheboygan, Wisconsin, at 6:00 P.M. local time, on December 29, 2014. At the Community Banc-Corp special meeting, holders of Community Banc-Corp common stock will be asked:
•to approve and adopt the merger agreement; and

•	to approve the adjournment of the Community Banc-Corp special meeting, if necessary or appropriate, to solicit additional proxies.

Record Date. Community Banc-Corp shareholders may cast one vote at the Community Banc-Corp special meeting for each share of Community Banc-Corp common stock owned at the close of business on December 4, 2014. At that date, there were 1,926,907 shares of Community Banc-Corp common stock entitled to be voted at the special meeting.
As of the record date for the Community Banc-Corp special meeting, directors and executive officers of Community Banc-Corp and their affiliates had the right to vote 243,577 shares of Community Banc-Corp common stock, or 12.6% of the outstanding Community Banc-Corp common stock entitled to be voted at the special meeting.
Required Vote. To approve and adopt the merger agreement, the holders of a majority of the outstanding shares of Community Banc-Corp common stock entitled to vote must vote in favor of the approval and adoption of the merger agreement. A Community Banc-Corp shareholder’s failure to vote, a broker non-vote or an abstention will have the same effect as a vote against the approval and adoption of the merger agreement. Holders of Community Banc-Corp preferred stock do not have voting rights with respect to the matters to be considered at the special meeting
The Merger is Intended to be Generally Tax-Free With Respect to the shares of Heartland Common Stock (Page 28)
The merger is intended to qualify as a tax-free reorganization for U.S. federal income tax purposes, and assuming the merger will so qualify, holders of Community Banc-Corp common stock and preferred stock generally will not recognize any gain or loss for U.S. federal income tax purposes on the exchange of their Community Banc-Corp stock for Heartland common stock in the merger. Gain or loss will result from the receipt by Community Banc-Corp shareholders of cash in the merger, including cash issued for fractional shares of Heartland common stock.
To review the tax consequences to Community Banc-Corp shareholders in greater detail, see “The Merger-Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 28.

Comparative Per Share Data
The following table presents comparative historical per share data of Heartland and Community Banc-Corp and unaudited pro forma per share data that reflect the combination of Heartland and Community Banc-Corp using the purchase method of accounting.
The information listed as “equivalent pro forma” was obtained by multiplying the pro forma amounts by an exchange ratio of 0.77. This exchange ratio is based on the financial position of Community Banc-Corp at September 30, 2014, assuming no income after that date and the maximum deduction for expense (approximately $3,865,000) and on the average closing price of Heartland common stock for the twenty trading days ending December 1, 2014 of $26.13. However, as explained in this proxy statement/prospectus, the exchange ratio may go up or down as the tangible shareholders’ equity of Community Banc-Corp changes (including any changes due to income or loss prior to closing that would increase or decrease shareholders’ equity, and any changes in anticipated transaction expenses and severance costs) and the market price of the Heartland common stock changes.
We expect that we will incur merger and integration charges as a result of combining our companies. We also anticipate that the merger will provide the combined company with financial benefits that include reduced operating expenses and the opportunity to earn more revenue. The pro forma information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect these expenses or benefits and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have actually been had our companies been combined as of the dates or for the periods presented.

	As of and for the Nine Months Ended September 30, 2104				As of and for the Year Ended December 31, 2013
	Heartland	Community Banc-Corp	Pro Forma Comb.	Community Banc-Corp Equiv.	Heartland	Community Banc-Corp	Pro Forma Comb.	Community Banc-Corp Equiv.
Net income per common share
Basic	$1.57	$2.03	$1.65	$1.27	$2.08	$3.42	$2.26	$1.74
Diluted	1.55	1.67	1.60	1.23	2.04	2.81	2.19	1.69
Dividends per common share	0.30	—	0.28	0.21	0.40	—	0.37	0.28
Book value per common share	21.74	15.78	21.64	16.67	19.44	13.88	19.34	14.89
All information in the table above for Community Banc-Corp, except for basic earnings per common share and book value per common share, assumes that all 98 shares of Community Banc-Corp preferred stock have been converted into 408,333 additional shares of Community Banc-Corp common stock.
Market Price Information
Heartland common stock is quoted on the NASDAQ Global Select Market under the symbol “HTLF.” Community Banc-Corp common stock is not publicly traded. The following table sets forth the closing sale prices per share of Heartland common stock on October 22, 2014, the last trading day before we announced the merger, and on December 1, 2014, the last practicable trading day before the distribution of this document, and the equivalent price per share of Community Banc-Corp common stock giving effect to the merger.

	Closing Sale Price
	Heartland Common Stock	Community Banc-Corp Common Stock	Equivalent Price per share of Community Banc-Corp Common Stock
October 22, 2014	$23.99	(1)	$18.47
December 1, 2014	$24.23	(1)	$18.65

(1) There is no trading market for Community Banc-Corp common stock

The “Equivalent Price per share of Community Banc-Corp Common Stock” at each specified date in the above table represents the product of the closing sales price of a share of Heartland common stock on that date multiplied by the estimated exchange ratio of 0.77, which is the number of shares of Heartland common stock that a Community Banc-Corp shareholder would receive for each share of Community Banc-Corp common stock owned based upon the estimated adjusted tangible shareholders’ equity of Community Banc-Corp at September 30, 2014, and 1,926,907 shares of common stock and 98 shares of preferred stock of Community Banc-Corp outstanding, and the closing sales price as of each respective date. Shareholders should obtain current market price quotations for shares of Heartland common stock prior to making any decisions with respect to the merger.
The market price of Heartland common stock will likely fluctuate between the date of this document and the date on which the merger is completed and after the merger. Because the market price of Heartland common stock is subject to fluctuations, the exchange ratio is expected to change and the value of the shares of Heartland common stock Community Banc-Corp shareholders will receive in the merger may increase or decrease prior to and after the merger.
By voting to approve the merger agreement and the transactions it contemplates, holders of Community Banc-Corp common stock will be choosing to invest in Heartland because they will receive Heartland common stock in exchange for their shares of Community Banc-Corp common stock. An investment in Heartland’s common stock involves significant risk. In addition to the other information included in this proxy statement/prospectus, including the matters addressed in “Forwarding-Looking Statements” beginning on page 14, Community Banc-Corp shareholders should carefully consider the matters described below in “Risk Factors” beginning on page 12 when determining whether to approve the merger agreement and the transactions it contemplates.
Historical Market Prices and Dividend Information
Heartland. The following table sets forth, for the calendar quarter indicated, the high and low closing market prices per share of Heartland common stock as reported on the Nasdaq National Market System, and the dividends per share of Heartland common stock:

Calendar Quarter	High	Low	Dividends
2012:
First	$17.70	$13.37	$0.10
Second	$24.00	$15.10	$0.10
Third	$30.00	$26.50	$0.10
Fourth	$28.70	$24.98	$0.20
2013:
First	$27.58	$23.13	$0.10
Second	$28.00	$22.29	$0.10
Third	$30.00	$26.50	$0.10
Fourth	$29.81	$26.18	$0.10
2014:
First	$28.10	$24.52	$0.10
Second	$28.02	$23.34	$0.10
Third	$25.28	$23.37	$0.10
Through December 1	$27.05	$23.46	$0.10

The timing and amount of future dividends on shares of Heartland common stock will depend upon earnings, cash requirements, the financial condition of Heartland and its subsidiaries, applicable government regulations and other factors deemed relevant by Heartland’s board of directors.
Community Banc-Corp. There is no trading market for shares of common stock of Community Banc-Corp and it does not make a market in its stock. During the past three years, there have been two sales of shares of common stock among holders for a total of 9,000 shares at $9.25 per share
Community Banc-Corp, like many financial institutions, suffered losses during the recession as a result of provisions for loan losses during 2008, 2009, 2010 and 2011, causing it to seek equity capital through private offerings. Community Banc-Corp sold 500 shares of its Series B Cumulative Nonvoting Preferred Stock from May 2008 through November 2008, and then allowed conversion of the Series B Preferred Stock into common stock and conducted a private offering of up to $10 million of its common stock from December 2008 through December 2009 at varying prices equal to 125% of book value. Community Banc-Corp sold an aggregate of 77,261 shares of common stock at an average price of $19.51 per share through this offering, and allowed conversion of 24 shares of preferred stock at an average price of $19.90 per share of common stock, in this offering. From November 2011 through December 2012, Community Banc-Corp sold an aggregate of 98 shares of its Series C Perpetual Convertible Preferred Stock in private transactions at a price of $25,000 per share. These shares which remain outstanding, are convertible at any time into common stock at a price of $6.00 per share.

From November 2012 through January 2013, Community Banc-Corp sold a total of 55,596 shares of common stock to six investors at $9.00 per share. In May and June 2013, Community Banc-Corp sold 21,000 shares of common stock to three individuals at $10.00 per share. In September 2013, Community Banc-Corp issued 35,712 shares of common stock to four individuals upon conversion of subordinated debt securities at a conversion price of $9.80 per share of common stock. In March through April 2014, Community Banc-Corp sold 19,220 shares to four individuals including two officers, at a price of $10.19 per share.     In August 2014, Community Banc-Corp sold 1,884 shares of its common stock for $13.27 per share.

Community Banc-Corp has not repurchased any of its shares in the past three years. As part of its ongoing capital preservation plans Community Banc-Corp has not paid dividends since 2008.

RISK FACTORS

By voting in favor of the merger, you will be choosing to invest in Heartland’s common stock. In addition to the information contained elsewhere in this proxy statement/prospectus or incorporated in this proxy statement/prospectus by reference, as a shareholder Community Banc-Corp, you should carefully consider the following factors in making your decision as to how to vote on the merger.

Risks Relating to the Merger

The merger consideration is subject to changes in the adjusted tangible shareholders’ equity of Community Banc-Corp.

The number of shares of Heartland common stock that will be issued in the merger is dependent upon the adjusted tangible shareholders’ equity of Community Banc-Corp as of the last day of the month preceding the closing date of the merger. Changes in adjusted tangible shareholders’ equity may result from ordinary business conditions or more general market and economic conditions that impact Community Banc-Corp operations. If the adjusted tangible shareholders’ equity of Community Banc-Corp declines before the end of the month preceding the closing date, the amount of merger consideration received by a shareholder of Community Banc-Corp in the merger will decline.
The merger consideration is subject to reduction for certain expenses and adjustments prior to the closing date.
In calculating the adjusted tangible shareholders’ equity for purposes of computing the merger consideration, Community Banc-Corp must subtract expenses incurred in connection with the transaction, including expenses associated with obtaining shareholder approval, estimated at between $381,000 and $406,000 on a tax adjusted basis; and unaccrued severance costs for six executives estimated at between $2,729,000 and $3,481,000 on a tax adjusted basis. To the extent that Community Banc-Corp incurs unanticipated expenses or severance costs prior to the closing of the merger, the amount of merger consideration received by shareholders may decline.
Because of the formula for determining the merger consideration, and because the market price of Heartland common stock may fluctuate, a Community Banc-Corp shareholder cannot be sure of the value of the merger consideration that he or she will receive.
Depending upon the average trading price of Heartland common stock, upon completion of the merger, each share of Community Banc-Corp common stock and preferred stock will be converted into Heartland common stock, or a combination of Heartland common stock and cash, under the terms of the merger agreement. The total value of the consideration will depend upon Community Banc-Corp’s final adjusted tangible shareholders’ equity, and will further depend upon the average closing price of Heartland common stock during the 20 trading day measurement period ending on the fifth day prior to completion of the merger. Changes in the trading price of Heartland common stock may result from a variety of factors, including, changes in Heartland’s business, operations and prospects, and regulatory considerations. Any change in Community Banc-Corp’s adjusted tangible shareholders’ equity prior to the end of the month preceding completion of the merger and/or in the price of Heartland common stock will affect the merger consideration that a Community Banc-Corp shareholder will receive upon completion of the merger. Further, adjusted tangible shareholders’ equity will be adjusted for transaction expenses which could reduce the amount of merger consideration that a Community Banc-Corp shareholder will receive in the merger. Many of these factors are beyond the control of Community Banc-Corp and Heartland.
You will not know when you vote or decide whether to exercise dissenters' rights either the number or the exact value of the shares of Heartland common stock, or the amount of cash, that you will receive in the merger. Moreover, the market value of Heartland common stock at the time of the merger and afterwards could be substantially higher or lower than the current market value. You are urged to obtain current market quotations for Heartland common stock and to consult with your financial advisors before you vote or decide to exercise dissenters' rights.
The interests of certain management officials of Community Banc-Corp may be different from those of other shareholders.
Community Banc-Corp’s current executive officers, including Anthony Jovanovich, Nicholas Nett and Scott Moseley (each of whom is also a director of Community Banc-Corp), Joel Sandee, a current executive of Community Bank & Trust, Paul Farrelly, a former executive of Community Banc-Corp, Richard Gruenke, a former executive and current director of Community Banc-Corp, and Thomas Schueller, a former executive of Community Bank & Trust, have interests in the merger other than their interests as Community Banc-Corp shareholders. These executives and former executives (in the case of all such persons other than Mr. Moseley) have salary continuation agreements that provide them with the right to salary continuation and retirement payments in certain circumstances, in the case of Mr. Nett severance rights under an employment agreement and in the case of Mr. Moseley a letter agreement to pay him $100,000 if the merger is completed. As part of the negotiation of the merger agreement, Heartland and Community Banc-Corp calculated an agreed upon present value of future benefits under the salary continuation agreements and Mr. Nett's severance rights under his employment agreement and Community Banc-Corp expects that prior to the merger it will either seek the agreement of each such current or former executive with a salary continuation agreement to receive a lump sum pay-out of this present value prior to the merger or fund a Rabbi Trust with such present value so that the Rabbi Trust can fund the bank's payment obligations to the current and former executives. These interests may cause Community Banc-Corp’s executive officers to view the merger proposal differently than you may view it. The board of directors of Community Banc-Corp was aware of these interests at the time it approved the merger. See “The Merger-Certain Executive Officers Have Financial Interests in the Merger.”
Post-Merger Risks
Difficulties in combining the operations of Community Banc-Corp and Heartland may prevent the combined company from achieving the expected benefits from its acquisition.
The combination of Community Banc-Corp into Heartland may cause Heartland difficulty achieving fully the strategic objectives and operating efficiencies it hopes to achieve in the merger. The success of the merger will depend on a number of factors, including Heartland’s ability to:

•	integrate the operations of Community Banc-Corp into Heartland;

•	maintain existing relationships with depositors so as to minimize withdrawals of deposits after the merger

•	maintain and enhance existing relationships with borrowers so as to limit unanticipated losses from loans of Community Banc-Corp;

•	control the incremental non-interest expense so as to maintain overall operating efficiencies;

•	retain and attract qualified personnel; and

•	compete effectively in the communities served by Community Banc-Corp and in nearby communities.

These factors could contribute to the combined company not achieving the expected benefits from the merger within the desired time frames, if at all.
Heartland, as the surviving company from the merger, and its shareholders including the former shareholders of Community Banc-Corp, will be subjected to special risks if it effects future acquisitions.
Heartland intends to continue to investigate strategic acquisitions of other banks after the merger. Acquiring other banks and businesses will involve risks commonly associated with acquisitions, including:

•	potential exposure to liabilities of any banks or other businesses acquired;

•	difficulty and expense of integrating the operations and personnel of any banks or other businesses acquired;

•	possible increases in leverage resulting from borrowings needed to finance an acquisition or augment regulatory capital;

•	potential disruption to Heartland’s business;

•	potential diversion of the time and attention of Heartland’s management; and

•	impairment of relationships with and the possible loss of key employees and customers of any banks or other businesses acquired by Heartland.

FORWARD-LOOKING STATEMENTS

We have made forward-looking statements in this document (and in documents to which we refer you in this document) that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our operations or the performance of Heartland after the merger is completed. When we use any of the words “believes,” “expects,” “anticipates,” “plans,” “intends,” “estimates,” “may,” “will,” “would,” “could,” “should” or similar expressions, we are making forward-looking statements. Many events or factors could affect the future financial results and performance of Heartland after the merger and could cause those results or performance to differ materially from those expressed in our forward-looking statements. These risks are described in detail in the Annual Report on Form 10-K incorporated by reference into this proxy statement/prospectus. These risks include, but are not limited to, the following:

•
The strength of the U.S. economy in general and the strength of the local economies in which Heartland conducts its operations which may be less favorable than expected and may result in, among other things, a deterioration in the credit quality and value of Heartland's assets.

•	The economic impact of past and any future terrorist threats and attacks, acts of war or threats thereof and the response of the United States to any such threats and attacks.

•	The effects of, and changes in, federal, state and local laws, regulations and policies affecting banking, securities, insurance and monetary and financial matters.

•	The effects of changes in interest rates (including the effects of changes in the rate of prepayment of assets) and the policies of the Federal Reserve Board.

•	Heartland's ability to compete with other financial institutions as effectively as it currently intends due to increases in competitive pressures in the financial services sector.

•	Heartland's ability to obtain new customers and to retain existing customers.

•	The timely development and acceptance of products and services, including products and services offered through alternative delivery channels such as the internet.

•
Technological changes implemented by Heartland and by other parties, including third party vendors, which may be more difficult or more expensive than anticipated or which may have unforeseen consequences to us and our customers.

•	Heartland's ability to develop and maintain secure and reliable electronic delivery systems.

•	Heartland's ability to retain key executives and employees and the difficulty that Heartland may experience in replacing in an effective manner key executives and employees.

•	Consumer spending and saving habits that may change in a manner that adversely affects Heartland's business.

•	Business combinations and the integration of acquired businesses that may be more difficult or expensive than expected.

•	Changes in accounting policies and practices, as may be adopted by state and federal regulatory agencies and the Financial Accounting Standards Board.

•	Other factors discussed in, or incorporated by reference in, the “Risk Factors” section of this proxy statement/prospectus.

These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements.
Heartland's independent registered public accounting firm has not examined, compiled or otherwise applied procedures to the forward-looking earnings estimates presented herein and, accordingly, does not express an opinion or any other formal assurance on them. The forward-looking statements included in this proxy statement/prospectus are made only as of the date of this proxy statement/prospectus and Heartland undertakes no obligation to update any statement in light of new information or future events. Further information concerning Heartland and its business, including additional factors that could materially affect Heartland’s financial results, is included in Heartland’s filings with the Securities and Exchange Commission. See “Where You Can Find More Information” on page 57.
THE COMMUNITY BANC-CORP SPECIAL MEETING

Date, Time and Place

The Community Banc-Corp special meeting will be held at the Town & Country Club, West 1945 County Trunk J, Sheboygan, Wisconsin, at 6:00 P.M. local time, on December 29, 2014.
Matters to be Considered

At the Community Banc-Corp Special Meeting, holders of Community Banc-Corp common stock will be asked to:

•	approve and adopt the merger agreement; and

•	approve the adjournment of the Community Banc-Corp special meeting, if necessary or appropriate, to solicit additional proxies.
Proxies
You should complete and return the proxy form accompanying this document to ensure that your vote is counted at the Community Banc-Corp special meeting, regardless of whether you plan to attend the Community Banc-Corp special meeting. If your shares of Community Banc-Corp common stock are held in nominee or “street name” you will receive separate voting instructions from your broker or nominee with your proxy materials. You can revoke the proxy at any time before the vote is taken at the Community Banc-Corp special meeting. Your presence at the meeting will not automatically revoke your proxy. You may revoke your proxy at any time prior to the voting of such proxy on any matter (without, however, affecting any vote taken prior to such revocation) by (i) filing with the Secretary of Community Banc-Corp a written notice of revocation, (ii) delivering to Community Banc-Corp a duly executed proxy bearing a later date, or (iii) attending the meeting and providing written or oral notice of revocation with the presiding officer during the meeting (at which point the shareholder may vote in person). All written notices of revocation and other communications with respect to revocation of proxies in connection with the Community Banc-Corp special meeting should be addressed as follows:
Nicholas E. Nett
Executive Vice President, Chief Financial
Officer and Secretary
Community Banc-Corp of Sheboygan, Inc.
604 8th Street
Sheboygan, WI 53081

If your shares are held in street name, you should follow the instructions of your broker regarding the revocation of proxies.

All shares of Community Banc-Corp common stock represented by valid proxies received through this solicitation, and that are not revoked, will be voted in accordance with the instructions on the proxy form. If you make no specification on your proxy form as to how you want your shares of Community Banc-Corp common stock voted before signing and returning it, your proxy will be voted “FOR” approval and adoption of the merger agreement and “FOR” the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies.
Solicitation of Proxies
Community Banc-Corp will bear the entire cost of soliciting proxies from you. In addition to solicitation of proxies by mail, Community Banc-Corp will request that banks, brokers and other record holders send proxies and proxy material to the beneficial owners of Community Banc-Corp common stock and secure their voting instructions, if necessary. Community Banc-Corp will reimburse the record holders for their reasonable expenses in taking those actions. If necessary, Community Banc-Corp may also use several of its regular employees, who will not be specially compensated, to solicit proxies from holders of Community Banc-Corp common stock, either personally or by telephone, facsimile or letter.
Record Date
The Community Banc-Corp board of directors has fixed the close of business on December 4, 2014 as the record date for determining the holders of Community Banc-Corp common stock entitled to receive notice of and to vote at the Community Banc-Corp special meeting. At that time, 1,926,907 shares of Community Banc-Corp common stock were outstanding, held by approximately 433 holders of record. As of the record date, directors and executive officers of Community Banc-Corp and their affiliates had the right to vote 243,577 shares of Community Banc-Corp common stock representing approximately 12.6% of the shares entitled to vote at the Community Banc-Corp special meeting. Community Banc-Corp currently expects that its directors and executive officers will vote such shares “FOR” approval and adoption of the merger agreement.
Quorum and Vote Required
The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding shares of Community Banc-Corp common stock is necessary to constitute a quorum at the special meeting. Abstentions and broker non-votes will be counted solely for the purpose of determining whether a quorum is present.
Approval and adoption of the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of Community Banc-Corp common stock. Approval of the proposal relating to the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies requires that the votes cast in favor of the proposal exceed the votes cast in opposition. You are entitled to one vote for each share of Community Banc-Corp common stock you held as of the record date. Holders of Community Banc-Corp preferred stock do not have voting rights with respect to matters to be considered at the special meeting
Because the affirmative vote of the holders a majority of the outstanding shares of Community Banc-Corp common stock is required to approve and adopt the merger agreement, the failure to vote by proxy or in person will have the same effect as a vote against the merger agreement. Abstentions and broker non-votes also will have the same effect as a vote against the merger. Accordingly, the Community Banc-Corp board of directors urges holders of Community Banc-Corp common stock to complete, date and sign the accompanying proxy form and return it promptly in the enclosed postage-paid envelope.
Abstentions, failures to vote and broker non-votes will have no effect on the vote to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies.
Other Business
Community Banc-Corp is not currently aware of any business to be acted upon at the special meeting other than the matters discussed in this document.

THE MERGER

The following discussion contains material information pertaining to the merger. This discussion is a summary only and may not contain all of the information that is important to you. A copy of the merger agreement is attached to this document as Appendix A and is incorporated into this section by reference. We encourage you to read and review the merger agreement in its entirety as well as the discussion in this document.

Structure

The merger agreement provides that Community Banc-Corp will be merged with and into Heartland. Each share of Community Banc-Corp common stock and each share of Community Banc-Corp preferred stock outstanding prior to the merger will be converted, upon completion of the merger, into the right to receive Heartland common stock, or a combination of cash and Heartland common stock. Shares of Community Banc-Corp common stock and Community Banc-Corp preferred stock outstanding immediately prior to the merger will be cancelled and represent only the right to receive this consideration after the merger is effective.
Background of the Merger
The following chronology summarizes the key meetings and events that led to Community Banc-Corp signing the merger agreement. In this process, Community Banc-Corp held many conversations, both by telephone and in-person, about possible strategic alternatives. The chronology below covers only the key events leading up to the merger agreement and does not purport to catalogue every conversation among representatives of Community Banc-Corp or between Community Banc-Corp and other parties.
As part of Community Banc-Corp's ongoing strategic planning process, its board of directors and members of its management have regularly reviewed and evaluated its business and operations, competitive position, and strategic plans and alternatives. Given trends in the banking industry, including competition and increasingly complex regulatory and market conditions, Community Banc-Corp's board of directors has discussed from time to time alternatives for the company, including the possibility of combining with another bank holding company.
At a February 28, 2008 meeting, Community Banc-Corp's board of directors decided to engage an investment banking firm after having been approached by several potential merger partners. On March 5, 2008, Community Banc-Corp engaged Hovde Group, LLC to provide financial advisory services as part of the board's strategic planning process. During the next few months, Hovde contacted approximately 14 potential buyers, principally consisting of bank holding companies in the Midwest, concerning their possible interest in acquiring Community Banc-Corp. Most of these companies indicated no interest in a transaction, with none expressing interest at a level that the board considered to be attractive.
As this process continued in 2008, the recession intensified and Community Banc-Corp began to experience a significant increase in its level of non-performing assets. The Community Banc-Corp board of directors decided to cease its efforts to sell the company and focus on improving Community Banc-Corp's balance sheet and financial performance.
In the midst of the recession in 2010, the Community Banc-Corp board of directors considered a possible business combination with a modestly larger financial institution but decided not to continue discussions for various reasons including capital and regulatory constraints.
In the first quarter of 2011, Community Banc-Corp received a proposed letter of intent for an acquisition at a valuation below book value, which the board of directors rejected.
During the period from 2011 through the end of 2013, several parties, including Heartland, conducted loan due diligence to determine an interest level in pursuing a possible acquisition of Community Banc-Corp, but none of these parties made a definitive proposal during this time period.
After the posting of favorable financial results in 2013, three parties, including Heartland, expressed interest in pursuing discussions with Community Banc-Corp. Between April and August 2014, several meetings took place between representatives of Heartland and Community Banc-Corp to provide Heartland with additional information to enable it to make a preliminary evaluation of Community Banc-Corp. The other two parties indicated that the timing was not good for them to pursue a transaction with Community Banc-Corp and neither party submitted proposed terms for a transaction.

On May 27, 2014, Heartland provided Community Banc- Corp with a preliminary draft of a non-binding letter of intent for an acquisition of Community Banc-Corp by Heartland. Following subsequent discussions over the next two months regarding the proposed terms in the letter of intent, on August 12, 2014, Heartland proposed a revised letter of intent reflecting a significantly higher valuation than Heartland's initial draft. This letter of intent was approved by Community Banc-Corp's board of directors on August 20, 2014 and executed by Heartland and Community Banc-Corp on August 26, 2014.
The letter of intent contemplated a 60-day term for Heartland to conduct due diligence and the parties to negotiate the merger agreement before it would expire. During this period, Heartland completed on-site and off-site due diligence on Community Banc-Corp, its loan portfolio and other items as requested.
On September 15, 2014, Heartland sent a draft of the merger agreement prepared with the assistance of Dorsey & Whitney LLP, Heartland’s outside counsel, to Reinhart Boerner Van Deuren s.c., Community Banc-Corp's outside counsel. After several meetings with Community Banc-Corp, Reinhart sent a responsive draft to Dorsey & Whitney on September 29, 2014. During the following three weeks, the terms of the merger agreement were negotiated between the parties.
Community Banc-Corp's board of directors held a meeting on October 15, 2014, with representatives of Hovde and Reinhart attending. Reinhart advised the board of its fiduciary duties in connection with the potential transaction and then reviewed the proposed terms of the merger agreement. Representatives from Hovde made a financial presentation to the board, and responded to questions from members of board with respect to this information and the transaction. At the conclusion of its presentation, Hovde delivered an oral opinion, confirmed in writing by an opinion dated October 15, 2014, that the proposed merger consideration set forth in the merger agreement was fair to the Community Banc-Corp shareholders as of the date of the opinion and based upon and subject to the assumptions, qualifications and limitations described in the opinion. By a unanimous vote, Community Banc-Corp's board of directors determined that the merger is in the best interests of Community Banc-Corp and its shareholders, adopted and approved the merger agreement and recommended that the holders of Community Banc-Corp common stock approve the merger agreement.
On October 22, 2014, after the close of trading on the NASDAQ Global Select Market, Heartland and Community Banc-Corp executed and delivered the merger agreement and the following morning Heartland issued a press release announcing the proposed merger.

Community Banc-Corp's Reasons for the Merger and Recommendations of the Board of Community Banc-Corp
At a meeting held on October 15, 2014, Community Banc-Corp's board of directors determined that the merger is in the best interests of Community Banc-Corp and its shareholders. Accordingly, Community Banc-Corp's board of directors, by a unanimous vote, adopted and approved the merger agreement and recommends that holders of Community Banc-Corp common stock vote "FOR" adoption and approval of the merger agreement.

In its deliberations and in making its determination to unanimously adopt and approve the merger agreement, Community Banc-Corp's board of directors evaluated the merger and the merger agreement, in consultation with Community Banc-Corp's management and its financial and legal advisers, and considered a number of factors, including the following:

•
Its knowledge of Community Banc-Corp's business, operations, financial and regulatory condition, earnings and prospects and of Heartland's business, operations, financial and regulatory condition, earnings and prospects, including the recent performance of Heartland's common stock.

•
Its knowledge of the current environment in the financial services industry, including economic conditions, regulatory conditions, evolving trends in technology, increasing competition and consolidation trends, and the likely effects of these factors on the potential growth of Community Banc-Corp and Heartland.

•	Its belief that the resources and expertise of Heartland as a larger organization will benefit the customers and employees of Community Banc-Corp.

•	The compatibility of Community Banc-Corp's and Heartland's operating philosophies and the similarities between the markets served by each of Community Banc-Corp and Heartland.

•
Its review, with the assistance of Community Banc-Corp's financial and legal advisers, of strategic alternatives to the merger, including the prospects of a superior offer from another strategic bidder and the possibility of Community Banc-Corp remaining an independent company.

•	The prices and premiums paid in other recent acquisitions of financial institutions as presented by Hovde Group, LLC to Community Banc-Corp's board of directors.

•
An evaluation of the value of the merger consideration (based on recent trading prices for the Heartland common stock) as compared to Community Banc-Corp's financial metrics, including net income and book value.

•
The fact that shareholders of Community Banc-Corp will receive merger consideration largely or entirely in the form of Heartland common stock, which will allow Community Banc-Corp's shareholders to participate in the future performance of the combined company's business and synergies resulting from the merger.

•	The fact that Heartland's common stock is publicly traded on the NASDAQ Global Select Market and would provide greater liquidity than Community Banc-Corp's stock, which is not publicly traded.

•	The cash dividends historically paid by Heartland on its common stock.

•
The opinion of Hovde Group, LLC that the aggregate merger consideration to be paid in connection with the merger was fair to the shareholders of Community Banc-Corp from a financial point of view as of the date of the issuance of the opinion and subject to the assumptions made, matters considered and qualifications and limitations on the review undertaken by Hovde Group, LLC.

•
The likelihood of the merger receiving treatment as a tax‑free reorganization for U.S. federal income tax purposes to the extent shares of Community Banc-Corp stock are exchanged for shares of Heartland common stock in the merger. The expected tax treatment of the merger is described in more detail under "- Material U.S. Federal Income Tax Consequences of the Merger."

•	The financial terms of the merger, including the basis for determining the merger consideration and the valuation of the Heartland common stock.

•	The allocation of the merger consideration between the Community Banc-Corp preferred stock and the Community Banc-Corp common stock, which is based on the conversion ratio for the preferred stock.

•
Community Banc-Corp's right to terminate the merger agreement if the average trading price of the Heartland common stock is $32 or greater and Heartland's right to terminate the merger agreement if the average closing price of the Heartland common stock is $20 or less.

•
The regulatory and other approvals required in connection with the merger and the likelihood that the approvals needed to complete the merger will be obtained within a reasonable time and without unacceptable conditions.

Community Banc-Corp's board of directors also considered potential risks and uncertainties concerning the merger in connection with its deliberations regarding the proposed transaction, including the following:

•	The challenges of integrating the business, assets and workforce of Community Banc-Corp with those of Heartland.

•	Restrictions in the merger agreement on the Community Banc-Corp’s operations prior to completion of the transaction.

•	The costs involved in connection with the merger and the risk of diverting management's attention and resources from other opportunities and operational matters while working to implement the merger.

•
The provisions of the merger agreement restricting Community Banc-Corp's solicitation of third party acquisition proposals, requiring Community Banc-Corp to hold a special meeting of its shareholders to vote on approval of the merger agreement and providing for the payment of a termination fee of $2,000,000 in certain circumstances, which Community Banc-Corp's board of directors understood, while potentially limiting the willingness of a third party to propose a competing business combination transaction with Community Banc-Corp, were a condition to Heartland's willingness to enter into the merger agreement.

•
The fact that some of Community Banc-Corp's directors and executive officers have other interests in the merger that are different from, or in addition to, their interests as Community Banc-Corp shareholders. See "Certain Executive Officers Have Financial Interests in the Merger."

•	The risks associated with possible delays in obtaining necessary approvals and the terms of such approvals.

•	The fact that any cash portion of the merger consideration would be taxable to the holders of shares of Community Banc-Corp stock for U.S. federal income tax purposes.

After considering these factors, Community Banc-Corp's board of directors believed that, in the aggregate, the potential benefits to the shareholders of Community Banc-Corp resulting from the merger outweigh the risks of the merger. Community Banc-Corp's board of directors collectively reached the conclusion to approve the merger agreement after careful consideration of the factors described above and other factors that the members of Community Banc-Corp's board of directors believed to be appropriate.

The foregoing discussion of the factors considered by Community Banc-Corp's board of directors is not intended to be exhaustive, but is believed to include all material factors considered by Community Banc-Corp's board of directors. In view of the variety of factors considered by Community Banc-Corp's board of directors in connection with its evaluation of the proposed merger and the complexity of the negotiation of the merger agreement, Community Banc-Corp's board of directors did not consider it practical, and did not, quantify, rank or otherwise assign relative weights to the specific factors it considered in approving the transaction and reaching its recommendation. Rather, Community Banc-Corp's board of directors made its decision to adopt and approve the merger agreement and make its recommendation that Community Banc-Corp's shareholders approve the merger agreement based on the totality of information presented and the investigation conducted by Community Banc-Corp's board of directors and its legal and financial advisers. In considering the factors discussed above, individual members of Community Banc-Corp's board of directors applied their own judgment and may have given different weights to different factors.

For the reasons described above, Community Banc-Corp's board of directors recommends that holders of Community Banc-Corp common stock vote "FOR" adoption and approval of the merger agreement.

Opinion of Community Banc-Corp’s Financial Advisor
The fairness opinion of Community Banc-Corp’s financial advisor, Hovde Group, LLC, is described below. The description contains projections, estimates and other forward-looking statements about the future earnings or other measures of the future performance of Community Banc-Corp The projections were based on numerous variables and assumptions, which are inherently uncertain, including factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in the projections. You should not rely on any of these statements as having been made or adopted by Community Banc-Corp or Heartland. You should review the copy of the fairness opinion, which is attached as Appendix C.
Hovde has acted as Community Banc-Corp’s financial advisor in connection with the proposed merger. Hovde is a nationally recognized investment banking firm with substantial experience in transactions similar to the merger and is familiar with Community Banc-Corp and its operations. As part of its investment banking business, Hovde is continually engaged in the valuation of businesses and their securities in connection with, among other things, mergers and acquisitions.
Hovde reviewed the financial aspects of the proposed merger with Community Banc-Corp’s board of directors, and, on October 15, 2014, delivered a written opinion to Community Banc-Corp’s board of directors that the aggregate merger consideration to be paid in connection with the merger was fair to the shareholders of Community Banc-Corp from a financial point of view.
The full text of Hovde’s written opinion is included in this proxy statement as Appendix C and is incorporated herein by reference. You are urged to read the opinion in its entirety for a description of the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Hovde. The summary of the opinion of Hovde set forth in this proxy statement is qualified in its entirety by reference to the full text of such opinion. Hovde’s opinion is directed to Community Banc-Corp’s board of directors and addresses only the fairness, from a financial point of view, of the aggregate merger consideration to be paid in connection with the merger to Community Banc-Corp’s shareholders. It does not address the underlying business decision to proceed with the merger and does not constitute a recommendation to any of the shareholders as to how such shareholder should vote at the special meeting on the merger or any related matter.

During the course of its engagement, and as a basis for arriving at its opinion, Hovde reviewed and analyzed material bearing upon the financial and operating conditions of Community Banc-Corp and Heartland and material prepared in connection with the merger, including, among other things, the following:

•	a draft of the merger agreement dated October 10, 2014, as provided to Hovde by Community Banc-Corp;

•	certain unaudited financial statements for Community Banc-Corp and Heartland for the nine-month period ended September 30, 2014;

•	certain historical annual reports of each of Community Banc-Corp and Heartland, including audited annual reports for Community Banc-Corp and Heartland for the year ended December 31, 2013;

•	certain historical publicly available business and financial information concerning each of Community Banc-Corp and Heartland;

•
certain internal financial statements and other financial and operating data concerning of Community Banc-Corp, including, without limitation, internal financial analyses and forecasts prepared by management of Community Banc-Corp, and held discussions with senior management of Community Banc-Corp regarding recent developments and regulatory matters;

•	financial projections prepared by certain members of senior management of Community Banc-Corp;

•
the terms of recent merger, acquisition and control investment transactions, to the extent publicly available, involving financial institutions and financial institution holding companies that we considered relevant;

•	the general economic, market and financial conditions; and

•	certain publicly available financial and stock market data relating to selected public companies that Hovde deemed relevant to its analysis.

Additionally, Hovde held discussions with members of senior management of Community Banc-Corp for purposes of reviewing the business, financial condition, results of operations and future prospects of Community Banc-Corp, as well as the history and past and current operations of Community Banc-Corp, Community Banc-Corp’s historical financial performance and Community Banc-Corp’s outlook and future prospects. In addition, Hovde held discussions with senior management of Community Banc-Corp regarding recent business developments and regulatory matters. Hovde also discussed with management of Community Banc-Corp its assessment of the rationale for the merger. Hovde also performed such other analyses and considered such other factors as Hovde deemed appropriate and took into account its experience in other transactions, as well as its knowledge of the banking and financial services industry and its general experience in securities valuations.

In rendering its opinion, Hovde assumed, without independent verification, the accuracy and completeness of the financial and other information and representations contained in the materials provided to it by Community Banc-Corp and in the discussions it had with the management of Community Banc-Corp. Hovde relied upon the reasonableness and achievability of the financial forecasts and projections (and the assumptions and bases therein) provided to Hovde by Community Banc-Corp and assumed that the financial forecasts, including without limitation, the projections regarding under-performing and non-performing assets and net charge-offs, were reasonably prepared by Community Banc-Corp on a basis reflecting the best currently available information and judgments and estimates by Community Banc-Corp, and that such forecasts will be realized in the amounts and at the times contemplated thereby. Hovde did not assume any responsibility to verify such information or assumptions independently.
Hovde is not an expert in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for loan losses with respect thereto. Hovde assumed that such allowances for Community Banc-Corp and Heartland are, in the aggregate, adequate to cover such losses, and will be adequate on a pro forma basis for the combined entity. Hovde was not requested to conduct, and did not conduct, an independent evaluation, physical inspection or appraisal of the assets, properties, facilities or liabilities (contingent or otherwise) of Community Banc-Corp or Heartland, the collateral securing any such assets or liabilities, or the collectability of any such assets, and Hovde was not furnished with any such evaluations or appraisals, nor did Hovde review any loan or credit files of Community Banc-Corp or Heartland.

Hovde assumed that the merger will be consummated substantially in accordance with the terms set forth in the merger agreement, without any waiver of material terms or conditions by Community Banc-Corp or any other party to the merger agreement, and that the final merger agreement would not differ materially from the draft Hovde reviewed. Hovde assumed that the merger is, and will be, in compliance with all laws and regulations that are applicable to Community Banc-Corp and Heartland. Community Banc-Corp has advised Hovde that there are no factors that would impede any necessary regulatory or governmental approval of the merger. Hovde further assumed that, in the course of obtaining the necessary regulatory and government approvals, no restriction will be imposed on Community Banc-Corp or Heartland that would have a material adverse effect on the contemplated benefits of the merger. Hovde also assumed that no changes in applicable law or regulation will occur that will cause a material adverse change in the prospects or operations of Community Banc-Corp and Heartland after the merger.
Community Banc-Corp engaged Hovde on March 6, 2008, to provide Community Banc-Corp with financial advisory services. Pursuant to the terms of the engagement, Hovde will receive consideration from Community Banc-Corp for services provided, including a fee of $25,000 for the delivery of its fairness opinion regardless of the conclusions reached in such opinion (such fee to be creditable against the completion fee described below). At the time the merger is completed, Community Banc-Corp will pay Hovde a completion fee, which is contingent upon the completion of the merger. Based upon the projected merger consideration determined using the assumptions described under “The Merger Agreement-The Merger” on page 34 of this proxy statement/prospectus, Hovde's completion fee would range from approximately $426,000 to approximately $467,000. Pursuant to the engagement agreement, in addition to its fees and regardless of whether the merger is consummated, Community Banc-Corp has agreed to reimburse Hovde for certain reasonable out-of-pocket expenses incurred in performing its services and to indemnify Hovde against certain claims, losses, and expenses arising out of the merger or Hovde’s engagement.
In performing its analyses, Hovde made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Hovde and Community Banc-Corp and Heartland. Hovde’s opinion was necessarily based on financial, economic, market, and other conditions and circumstances as they existed on, and on the information made available to Hovde as of, the dates used in its opinion. Hovde has no obligation to update or reaffirm its opinion at any time. Any estimates contained in the analyses performed by Hovde are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities may be sold or the prices at which any securities may trade at any time in the future. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. Hovde’s opinion does not address the relative merits of the merger as compared to any other business combination in which Community Banc-Corp might engage. In addition, Hovde’s fairness opinion was among several factors taken into consideration by Community Banc-Corp’s board of directors in making its determination to approve the merger agreement and the merger. Consequently, the analyses described below should not be viewed as solely determinative of the decision of Community Banc-Corp’s board of directors or Community Banc-Corp’s management with respect to the fairness of the aggregate merger consideration to be paid, or any consideration to be received, in connection with the merger.
The following is a summary of the material analyses prepared by Hovde and delivered to Community Banc-Corp’s board of directors on October 15, 2014, in connection with the fairness opinion. This summary is not a complete description of the analyses underlying the fairness opinion or the presentation prepared by Hovde, but it summarizes the material analyses performed and presented in connection with such opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Hovde did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. The financial analyses summarized below include the information presented in tabular format. The analyses and the summary of the analyses must be considered as a whole, and selecting portions of the analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying the analyses and opinion of Hovde. The tables alone are not a complete description of the financial analyses.
Precedent Transactions Analysis. As part of its analysis, Hovde reviewed publicly available information related to three comparable groups, Group A, Group B, and Group C, of select acquisition transactions of banks. Group A consisted of acquisition transactions of banks headquartered in the Upper Midwest region of the United States (consisting of the states of Illinois, Iowa, Michigan, Minnesota, and Wisconsin) announced since January 1, 2012, in which the target had assets between $300 million and $1.0 billion, non-performing assets less than 6.0% of total assets, and a return on average assets greater than

0.0% over the last twelve months. Group B consisted of acquisition transactions of banks headquartered in the Midwest region of the United States (consisting of the states of Illinois, Indiana, Iowa, Kansas, Michigan, Minnesota, Missouri, Nebraska, Ohio, and Wisconsin) announced since January 1, 2012, in which the target had assets between $300 million and $1.0 billion, non-performing assets less than 6.0% of total assets, and a return on average assets greater than 0.5% over the last twelve months. Group C consisted of acquisition transactions of banks in the United States announced since January 1, 2012, in which the target had assets between $300 million and $1.0 billion, non‑performing assets less than 6.0% of total assets, a return on average assets greater than 0.0% over the last twelve months, and a tangible equity-to-tangible assets ratio less than 7.0%. Information for the target institutions was based on data as of the most recent quarter prior to announcement of the transaction. The resulting three groups consisted of the following transactions: seven transactions for Group A; eleven transactions for Group B; and six transactions for Group C:

Group A:
Buyer (State)	Target (State)
Old National Bancorp (IN)
First Midwest Bancorp, Inc. (IL)
Auto Club Insurance Association (MI)
Old National Bancorp (IL)
Triumph Consolidated Cos., LLC (TX)
Wintrust Financial Corporation (IL)
National Australia Bank, Limited

Founders Financial Corporation (MI)
Great Lakes Financial Resources, Inc. (IL)
National Bancorp, Inc. (IL)
United Bancorp, Inc. (MI)
National Bancshares, Inc. (IA)
HPK Financial Corporation (IL)
North Central Bancshares, Inc. (IA)

Group B:
Buyer (State)	Target (State)
Peoples Bancorp Inc. (OH)
Old National Bancorp (IN)
First Midwest Bancorp, Inc. (IL)
Auto Club Insurance Association (MI)
Old National Bancorp (IL)
Huntington Bancshares Incorporated (OH)
Old National Bancorp (IN)
Heartland Financial USA, Inc. (IA)
Triumph Consolidated Cos., LLC (TX)
CNB Financial Corporation (PA)
National Australia Bank, Limited

NB&T Financial Group, Inc. (OH)
Founders Financial Corporation (MI)
Great Lakes Financial Resources, Inc. (IL)
National Bancorp, Inc. (IL)
United Bancorp, Inc. (MI)
Camco Financial Corporation (OH)
Tower Financial Corporation (IN)
Morrill Bancshares, Inc. (KS)
National Bancshares, Inc. (IA)
FC Banc Corp. (OH)
North Central Bancshares, Inc. (IA)

Group C:
Buyer (State)	Target (State)
Community Bank Shares of Indiana, Inc. (IN) Heartland Financial USA, Inc. (IA) Ameris Bancorp (GA) Triumph Consolidated Cos., LLC (TX) Equity Bancshares, Inc. (KS) Carlile Bancshares, Inc. (TX)
First Financial Service Corporation (KY)
Morrill Bancshares, Inc. (KS)
Prosperity Banking Company (FL)
National Bancshares, Inc. (IA)
First Community Bancshares, Inc. (KS)
Northstar Financial Corporation (TX)

For each precedent transaction, Hovde derived and compared the median implied ratio of deal value to certain financial characteristics of Community Banc-Corp as follows:

•	the multiple of the purchase consideration to the acquired company’s book value (the “Price‑to-Book Value Multiple”);

•	the multiple of the purchase consideration to the acquired company’s tangible book value (the “Price-to-Tangible Book Value Multiple”);

•	the multiple of the purchase consideration to the acquired company’s last twelve months’ net income (the “Price-to-LTM Earnings Multiple”); and

•	the multiple of the difference between the purchase consideration and the acquired company’s tangible book value to the acquired company’s core deposits (the “Premium-to-Core Deposits Multiple”).

The results of the analysis are set forth in the table below. Transaction multiples for the merger were derived from implied estimated aggregate merger consideration of approximately $47.322 million for Community Banc-Corp based on September 30, 2014 financials for Community Banc-Corp.

Implied Value for Community Banc-Corp Based On:	Implied Transaction Value ($mm)	Price-to- Book Value Multiple	Price-to- Tangible Book Value Multiple	Price-to- LTM Earnings Multiple(1)	Premium-to-Core Deposits Multiple(2)
Merger Agreement	$47.3	144.1%	144.1%	13.7x	3.7%
Group A Median:	$42.9	113.1%	117.5%	15.7x	2.2%
Group B Median:	$44.8	120.3%	124.9%	15.7x	2.9%
Group C Median:	$37.8	98.5%	110.4%	14.0x	0.3%

(1) Income of Subchapter-S companies was adjusted to reflect C-Corporation taxation at an effective rate of 40%. Community Banc-Corp’s LTM earnings are adjusted to eliminate a tax-effected $968 thousand securities gain and the $650 thousand gain on the branch sale, both of which were recognized in 2014 Q1; as these are one-time items that a buyer typically would not deem to be core earnings, it is necessary to eliminate them to avoid skewing the pricing multiples for purposes of analysis.

(2) Core deposits include all deposits less time deposits with balances above $100 thousand.

Using publicly available information, Hovde compared the financial performance of Community Banc-Corp with that of the median of the targets sold in precedent transaction Groups A, B, and C. The targets’ performance highlights in Groups A, B, and C are based on financial information as of the quarter-end preceding announcement of each transaction. Community Banc-Corp’s performance highlights are based on the quarter-end information as of September 30, 2014.

	Tang. Equity/ Tang. Assets	Core Deposits	LTM(1) ROAA	LTM(1) ROAE	Effic. Ratio	Nonint. Inc. / Avg. Assets	NPAs/ Assets	LLR/ NPLs
Community Banc-Corp	6.24%	92.29%	0.66%	12.30%	63.50%	1.91%	3.27%	62.94%
Group A Median:	8.95%	88.31%	0.76%	7.91%	71.11%	1.24%	2.80%	54.63%
Group B Median:	9.03%	88.52%	0.85%	10.52%	71.11%	1.24%	2.79%	58.24%
Group C Median:	5.96%	83.58%	0.42%	7.90%	80.24%	1.07%	3.99%	45.67%

(1) Income of Subchapter-S companies was adjusted to reflect C-Corporation taxation at an effective rate of 40.0%. Community Banc-Corp’s LTM earnings are adjusted to eliminate a tax-effected $968 thousand securities gain and the $650 thousand gain on the branch sale, both of which were recognized in 2014 Q1; as these are one-time items that a buyer typically would not deem to be core earnings, it is necessary to eliminate them to avoid skewing the pricing multiples for purposes of analysis.

No company or transaction used as a comparison in the above transaction analyses is identical to Community Banc-Corp, and no transaction was consummated on terms identical to the terms of the merger agreement. Accordingly, an analysis of these results is not strictly mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies.
Discounted Cash Flow Analysis. Taking into account various factors including, but not limited to, the recent performance of Community Banc-Corp, the current banking environment and the local economy in which Community Banc-Corp operates, Hovde utilized earnings estimates for a forward-looking five-year period with the assistance of information, projections and guidance provided by the management of Community Banc-Corp
Hovde applied the assumptions and estimates for years 2014 to 2019. Management and Hovde assumed asset growth of 2% in 2015, 2016, 2017, 2018 and 2019, and based on this, projected net income for 2015, 2016, 2017, 2018 and 2019 of $5.7 million, $6.0 million, $6.1 million, $6.2 million, and $6.3 million, respectively. Management assumed a distribution to shareholders equal to 22.5% of net income in 2016, 2017, 2018 and 2019.

In order to determine a value for Community Banc-Corp on a discounted cash flow (“DCF”) basis, Hovde utilized three different methods of discounted cash flow analysis: (a) present value of future free cash flows into perpetuity at a terminal growth rate of 2%, (b) present value of future free cash flows based off of a terminal price-to-LTM earnings takeout multiple of 14.0x, and (c) present value of future free cash flows based off of a terminal price-to-tangible book value takeout multiple of 1.10x. In order to derive the terminal value in the takeout multiple methods, Hovde multiplied Community Banc-Corp’s projected 2019 earnings and tangible book value by their respective takeout multiples, as mentioned above. The LTM earnings takeout multiple was derived from the median LTM earnings multiple from precedent transactions in Group C. Similarly, the tangible book value takeout multiple was derived from the median tangible book value multiple from precedent transactions in Group C. In all three discounted cash flow analyses, Hovde employed a range of discount rates between 14% and 16%. These rates were chosen to reflect different assumptions regarding the required rates of return of holders or prospective buyers of Community Banc-Corp’s common stock.
The discounted cash flow analyses and their underlying assumptions yielded different values for Community Banc-Corp, which are outlined in the table below:

Implied Value for Community Banc-Corp Based On:	Implied Transaction Value ($mm)	Price-to- Book Value Multiple	Price-to- Tang. Book Value Multiple	Price-to- LTM Earnings Multiple(1)	Premium- to-Core Deposits Multiple(2)
Merger Agreement	$47.3	144.1%	144.1%	13.7x	3.7%
DCF Analysis - Terminal Growth Model	$41.6	126.6%	126.6%	12.0x	2.2%
DCF Analysis - Takeout Price-to-Earnings	$47.5	144.7%	144.7%	13.7x	3.7%
DCF Analysis - Takeout Price-to-Tangible Book Value	$35.9	109.4%	109.4%	10.4x	0.8%

(1) Income of Subchapter-S companies was adjusted to reflect C-Corporation taxation at an effective rate of 40%. Community Banc-Corp’s LTM earnings are adjusted to eliminate a tax-effected $968 thousand securities gain and the $650 thousand gain on the branch sale, both of which were recognized in 2014 Q1; as these are one-time items that a buyer typically would not deem to be core earnings, it is necessary to eliminate them to avoid skewing the pricing multiples for purposes of analysis.

(2) Core deposits include all deposits less time deposits with balances above $100 thousand.

Hovde noted that while the discounted cash flow present value analysis is a widely used valuation methodology, it relies on numerous assumptions, including asset and earnings growth rates, terminal values and discount rates. Hovde’s analysis does not purport to be indicative of the actual values or expected values of Community Banc-Corp’s common stock.

Other Factors and Analyses. Hovde took into consideration various other factors and analyses, including but not limited to, the current market, the current operating environment, and the merger and acquisition environment.
Conclusion. Based upon the foregoing analyses and other investigations and assumptions set forth in its opinion, without giving specific weightings to any one factor or comparison, Hovde determined that the estimated aggregate merger consideration to be paid in connection with the merger is fair from a financial point of view to Community Banc-Corp’s shareholders. Each shareholder is encouraged to read Hovde’s fairness opinion in its entirety. The full text of this fairness opinion is included as Appendix C to this proxy statement/prospectus.

Heartland’s Reasons for the Merger
Heartland believes that:

•
the acquisition will expand Heartland’s existing franchise in Wisconsin by providing an entrée into the Milwaukee market, and increasing the presence Heartland established with a single office in the Sheboygan market;

•	the acquisition represents a similar community banking business model to Heartland’s Wisconsin Bank & Trust subsidiary, with complementary emphasis on small business lending;

•
the acquisition offers the potential for Heartland to increase the services enjoyed by Community Bank & Trust customers by offering an increased range of services, including enhanced asset management, capital markets and treasury management, while retaining the “high-touch” community banking service currently enjoyed by those customers; and

•	the merger is expected to be accretive to Heartland’s GAAP earnings in the first year exclusive of merger-related charges.

Certain Executive Officers Have Financial Interests in the Merger

In considering the recommendation of Community Banc-Corp’s board of directors with respect to the merger agreement, you should be aware that Community Banc-Corp’s executive officers have interests in the merger and have arrangements that are different from, or in addition to, those of Community Banc-Corp shareholders generally. Community Banc-Corp’s board of directors was aware of these interests and considered them, among other matters, in reaching its decisions to approve the merger agreement and to recommend that Community Banc-Corp shareholders vote in favor of the merger agreement.
Existing Agreements with Executive Officers. Community Bank & Trust, the subsidiary bank of Community Banc-Corp, has Executive Employee Salary Continuation Agreements with each of Anthony L. Jovanovich, a director and the Chairman of the Board and Chief Executive Officer of both Community Banc-Corp and Community Bank & Trust; Nicholas Nett, a director and Executive Vice President and Chief Financial Officer of both Community Banc-Corp and Community Bank & Trust; Joel Sandee, the Executive Vice President, Commercial/SBA Lending of Community Bank & Trust; Paul Farrelly, the former President and Chief Operating Officer of Community Banc-Corp; Richard Gruenke, the former Executive Vice President and a current director of Community Banc-Corp, and Thomas Schueller, the former President of Community Banc-Corp and Community Bank & Trust. These agreements provide, in summary, that if the executive’s employment is terminated at age 62, or if the executive dies before this age while employed, the executive or the executive’s estate is entitled to a monthly benefit, initially calculated with reference to the executive’s salary, for a period of 180 months (15 years) after the termination date, with the benefit increasing annually by 3% over the payment period. If the executive’s employment is terminated after age 62, the initial benefit is increased by 5% for each year by which the Executive is over age 62. If an executive's employment is terminated prior to age 62, he receives a reduced benefit based upon his age. In addition, if an executive’s employment is terminated after age 60, or due to disability, the executive is entitled to remain on Community Bank & Trust’s health plans and to receive a 50% subsidy of insurance premiums until age 62 and an 80% subsidy after age 62 until eligible for Medicare, and when eligible for Medicare to receive a subsidy of 100% of Medicare Part B and supplemental premiums as well as uninsured medical costs, up to certain contractual limits. None of the benefits under these agreements are available if the executive is terminated for “cause”, which is defined as willful and continued failure to perform duties after demand, a willful act of gross misconduct which is materially injurious to the bank, a criminal conviction related to the bank's business, or removal by a regulatory agency. Community Bank & Trust has also entered into an employment agreement with Nicholas Nett which includes a severance benefit. Pursuant to this severance benefit, upon the involuntary termination of Mr. Nett's employment before age 62 for reasons other than "cause", death or total disability, Mr. Nett is entitled to receive continued payment of his salary for a period of 12 months after termination.
These agreements are generally not affected by the merger, except that the salary continuation agreements provide that if an executive is terminated after a change in control (including a termination by the executive as a result of the bank significantly lessening his title, duties, responsibilities or compensation or altering the site of his employment without his consent), the executive will be entitled to full benefits under the agreements regardless of age at termination, and Community Bank & Trust is required to segregate assets in a Rabbi Trust prior to the change in control to fund the benefits. Messrs. Farrelly, Gruenke and Schueller have already retired or otherwise terminated employment with the bank and started to receive monthly payments under their agreements, and as a result the change in control caused by the proposed merger with Heartland would not increase the amount of their benefits. In addition, Mr. Jovanovich is already past age 62 for retirement with full benefits under his salary continuation agreement.
As part of the negotiation of the merger agreement, Heartland and Community Banc-Corp calculated an agreed upon present value of future benefits under these agreements totaling $3,722,991 for Anthony Jovanovich, $2,411,171 for Nicholas Nett, $1,263,508 for Joel Sandee, $225,308 for Paul Farrelly, $709,014 for Richard Gruenke, and $738,829 for Thomas Schueller. In addition, in the event that Community Banc-Corp makes a lump sum pay-out to such current and former executives as described in the first bullet point below, the agreed present value amounts will be increased by $220,000 for Anthony Jovanovich, $325,000 for Nicholas Nett, $95,000 for Joel Sandee, $269,692 for Paul Farrelly, $40,000 for Richard Gruenke and $98,494 for Thomas Schueller to reflect in part the incremental tax burden on these individuals in receiving a lump sum payment rather than receiving the benefits over time as provided in their agreements.

Community Banc-Corp expects that it will take one of the following actions to address these salary continuation agreements prior to the merger:

•
Community Banc-Corp may seek the agreement of the current or former executive to receive a lump sum pay-out of the present value amounts set forth above prior to the merger or such other lump sum pay out amount as may be agreed upon by Community Banc-Corp and any such current or former executive. Any such pay out would not affect certain additional death benefits in the salary continuation agreements with Messrs. Jovanovich, Schueller and Gruenke. If all of such current or former executives agree to the lump sum payouts in the amounts set forth above and Community Banc-Corp makes the payments by December 31, 2014 and the merger is completed by January 31, 2015, Heartland and Community Banc-Corp have agreed that the aggregate after-tax impact of such payments for purposes of determining Community Banc-Corp's adjusted tangible shareholders’ equity would be $6,172,595; or

•
Community Banc-Corp may fund a Rabbi Trust with the present value amounts set forth above. The Rabbi Trust would fund the bank's payment obligations to the current and former executives over time as required by the terms of their respective agreements. If such a Rabbi Trust is funded after December 31, 2014, Heartland and Community Banc-Corp have agreed that the aggregate after-tax impact of such payments for purposes of determining Community Banc-Corp's adjusted tangible shareholders’ equity would be $6,847,499. In this event, Community Banc-Corp would still need each such current or former executive to agree that the retiree health benefits in his agreement have been fully paid and extinguished to satisfy a condition in the merger agreement to Heartland's obligation to complete the merger unless Heartland waives the condition or otherwise agrees that the obligation to pay such retiree health benefits has been eliminated.

The after-tax impact of either alternative will have the effect of reducing adjusted tangible shareholders’ equity and therefore the aggregate consideration available in the merger to Community Banc-Corp.’s shareholders, to the extent it has not been previously accrued. At September 30, 2014, Community Banc-Corp. maintained a pre-tax accrual of $5,637,901 for such expenses.
Community Banc-Corp. has a letter agreement to pay to Scott Moseley, a director and the President and Chief Operating Officer of both Community Banc-Corp and Community Bank & Trust, $100,000 if the merger is completed. This amount will also be accrued and deducted from adjusted tangible shareholders’ equity and therefore the aggregate consideration available in the merger to Community Banc-Corp’s shareholders, to the extent it has not been previously accrued.
Regulatory Matters
Heartland and Community Banc-Corp have agreed to use all reasonable efforts to obtain all regulatory approvals required to complete the transactions contemplated by the merger agreement. These approvals include a waiver from the application requirement under the Bank Holding Company Act from the Federal Reserve Board, and applications with the FDIC under the Bank Merger Act and the Wisconsin Department of Financial Institutions under the Wisconsin Banking Law for the bank merger. Heartland and Community Banc-Corp have completed, or will complete, the filing of applications and notifications to obtain the required regulatory approvals and/or waivers therefrom.
Under Section 225.12(d)(2) of the Federal Reserve Board’s regulations (12 C.F.R. 225.12(d)(2)), the prior approval of the Federal Reserve Board is not required in connection with the acquisition by a bank holding company of another bank holding company if the subsidiary banks of both bank holding companies are merged with each other simultaneously with the holding company acquisition. In addition, the bank to be acquired may not be operated by the acquiring bank holding company as a separate entity. The transaction must also satisfy certain other requirements, including that the bank merger require the prior approval of a federal supervisory agency under the Bank Merger Act. We believe that the transactions contemplated by the merger agreement satisfy the requirements of Section 225.12(d)(2).
Other Requisite Approvals, Notices and Consents. An application is also being filed with the FDIC under the Bank Merger Act and with the Wisconsin Department of Financial Institutions under the Wisconsin Banking Law for permission to merge Community Bank & Trust, a Wisconsin state bank, into Wisconsin Bank & Trust, a Wisconsin state bank. All required notifications and/or applications are being made to the appropriate state and other regulatory authorities.
We are not aware of any material governmental approvals or actions that are required for completion of the merger other than those described above. It is presently contemplated that if any such additional government approvals or actions are required, those approvals or actions will be sought.

Timing. A transaction approved pursuant to the Bank Holding Company Act or the Bank Merger Act may not be completed until 30 days after approval is received, during which time the Antitrust Division of the U.S. Department of Justice may challenge the merger. The commencement of an antitrust action would stay the effectiveness of an approval unless a court specifically ordered otherwise. With the consent of the Antitrust Division, the waiting period may be reduced to no less than 15 days.
Heartland and Community Banc-Corp believe that neither the merger, nor the merger of their bank subsidiaries, raises significant regulatory concerns and that they will be able to obtain all requisite regulatory approvals on a timely basis without the imposition of any condition that could reasonably be expected to have a material adverse effect on Community Banc-Corp or Heartland. However, we cannot assure you that all of the regulatory approvals described above will be obtained, and, if obtained, we cannot assure you as to the date of any approvals or the absence of any litigation challenging such approvals. Likewise, we cannot assure you that the Antitrust Division or any state attorney general will not attempt to challenge the merger on antitrust grounds, and, if such a challenge is made, we cannot assure you as to its result.
Material U.S. Federal Income Tax Consequences of the Merger
The following is a summary of the material anticipated U.S. federal income tax consequences generally applicable to a U.S. Holder (as defined below) of Community Banc-Corp common stock and preferred stock with respect to the exchange of Community Banc-Corp common stock and preferred stock for cash and Heartland common stock pursuant to the merger. References in this section to "Community Banc-Corp stock" include the Community Banc-Corp common stock and the Community Banc-Corp preferred stock.
This discussion assumes that U.S. Holders hold their Community Banc-Corp stock as capital assets within the meaning of section 1221 of the Code. This summary is based on the Code, administrative pronouncements, judicial decisions and Treasury Regulations, each as in effect as of the date of this proxy statement/prospectus. All of the foregoing are subject to change at any time, possibly with retroactive effect, and all are subject to differing interpretation. No advance ruling has been or will be sought or obtained from the Internal Revenue Service (or the "IRS"), regarding the U.S. federal income tax consequences of the merger. As a result, no assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences set forth below.
This summary does not address any tax consequences arising under U.S. federal tax laws other than U.S. federal income tax laws, nor does it address the laws of any state, local, foreign or other taxing jurisdiction. In addition, this summary does not address all aspects of U.S. federal income taxation that may apply to U.S. Holders of Community Banc-Corp stock in light of their particular circumstances (including, but not limited to, the net investment income tax) or U.S. Holders that are subject to special rules under the Code, such as holders of Community Banc-Corp stock that are not U.S. Holders, holders that are partnerships or other pass-through entities (and persons holding their Community Banc-Corp stock through a partnership or other pass-through entity), persons who acquired shares of Community Banc-Corp stock as a result of the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan, persons subject to the alternative minimum tax, tax-exempt organizations, expatriates and former long-term residents of the United States, financial institutions, broker-dealers, traders in securities that have elected to apply a mark-to-market method of accounting, insurance companies, persons having a “functional currency” other than the U.S. dollar and persons holding their Community Banc-Corp stock as part of a straddle, hedging, constructive sale or conversion transaction.
You are strongly urged to consult with your tax advisor with respect to the tax consequences to you of the merger in light of your own particular circumstances, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in the United States federal or other tax laws.
For purposes of this summary, a “U.S. Holder” is a beneficial owner of Community Banc-Corp stock that is for U.S. federal income tax purposes:

•	a United States citizen or resident alien;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any state therein or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust if (1) it is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) it was in existence on September 11, 2012 and has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

If a partnership (including any other entity treated as a partnership for U.S. federal income tax purposes) holds Community Banc-Corp stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Such a partner should consult its tax advisor.

The Merger. The merger is intended to qualify as a reorganization under section 368(a) of the Code. Reinhart Boerner Van Deuren s.c. has rendered its opinion that the merger will qualify as a reorganization within the meaning of section 368(a) of the Code. The opinion relies on assumptions, including assumptions regarding the absence of changes in existing facts and law and the completion of the merger in the manner contemplated by the merger agreement, and the accuracy of representations and covenants made by Community Banc-Corp and Heartland, including those contained in representation letters of officers of Community Banc-Corp and Heartland. If any of those representations; covenants or assumptions is inaccurate, counsel may not be able to render the required opinions and the tax consequences of the merger could differ from those discussed here.

Exchange of Community Banc-Corp stock for Heartland common stock and cash. Assuming the merger qualifies as a reorganization within the meaning of section 368(a) of the Code, Community Banc-Corp and Heartland will not recognize any gain or loss for U.S. federal income tax purposes as a result of the merger, and the U.S. federal income tax consequences of the merger to U.S. Holders of Community Banc-Corp stock will be, in general, as follows:

•
a Community Banc-Corp shareholder generally will, for U.S. federal income tax purposes, recognize gain, but not loss, equal to the lesser of (1) the excess, if any, of the fair market value of the Heartland common stock and the amount of cash received by the shareholder over that shareholder’s adjusted tax basis in the Community Banc-Corp stock exchanged in the merger or (2) the amount of cash received by the shareholder in the merger (excluding cash received in lieu of fractional shares, which will be taxed as discussed below);

•
the gain recognized by a Community Banc-Corp shareholder in the merger generally will constitute capital gain, unless, as discussed below, the shareholder’s receipt of cash has the effect of a distribution of a dividend for U.S. federal income tax purposes, in which case the shareholder’s gain will be treated as ordinary dividend income to the extent of the shareholder’s ratable share of accumulated earnings and profits as calculated for U.S. federal income tax purposes;

•
any capital gain recognized by a Community Banc-Corp shareholder generally will constitute long-term capital gain if the shareholder’s holding period for the Community Banc-Corp stock exchanged in the merger is more than one year as of the date of the merger, and otherwise will constitute short-term capital gain;

•
the aggregate tax basis of the shares of Heartland common stock received by a Community Banc-Corp shareholder (including, for this purpose, any fractional share of Heartland common stock for which cash is received) in exchange for Community Banc-Corp stock in the merger will be the same as the aggregate tax basis of the shareholder’s Community Banc-Corp stock exchanged therefor, decreased by the amount of cash received by the shareholder in the merger (excluding any cash received in lieu of a fractional share) and increased by the amount of gain recognized by the shareholder in the merger (including any portion of the gain that is treated as a dividend and excluding any gain recognized as a result of cash received in lieu of a fractional share); and

•
the holding period of the shares of Heartland common stock received by a Community Banc-Corp shareholder in the merger will include the holding period of the shareholder’s Community Banc-Corp stock exchanged in the merger.

Potential Treatment of Cash as a Dividend. In general, the determination of whether gain recognized by a Community Banc-Corp shareholder will be treated as capital gain or a dividend distribution will depend upon whether, and to what extent, the merger reduces the Community Banc-Corp shareholder’s deemed percentage stock ownership interest in Heartland. For purposes of this determination, a Community Banc-Corp shareholder will be treated as if the shareholder first exchanged all of its Community Banc-Corp stock solely for Heartland common stock (instead of the combination of Heartland common stock and cash actually received) and then Heartland immediately redeemed a portion of that Heartland common stock in exchange for the cash the shareholder received in the merger. The gain recognized in the exchange followed by the deemed redemption will be treated as capital gain if, with respect to the Community Banc-Corp shareholder, the deemed redemption is “substantially disproportionate” or “not essentially equivalent to a dividend.”

In general, the deemed redemption will be “substantially disproportionate” with respect to a Community Banc-Corp shareholder if the percentage described in (2) below is less than 80% of the percentage described in (1) below. Whether the deemed redemption is “not essentially equivalent to a dividend” with respect to a Community Banc-Corp shareholder will depend on the shareholder’s particular circumstances. In order for the deemed redemption to be “not essentially equivalent to a dividend;” the deemed redemption must result in a “meaningful reduction” in the Community Banc-Corp shareholder’s deemed stock ownership of Heartland common stock. In general, that determination requires a comparison of (1) the percentage of the outstanding voting stock of Heartland that the Community Banc-Corp shareholder is deemed actually and constructively to have owned immediately before the deemed redemption by Heartland and (2) the percentage of the outstanding voting stock of Heartland actually and constructively owned by the shareholder immediately after the deemed redemption by Heartland. In applying the foregoing tests, a shareholder may, under constructive ownership rules, be deemed to own stock in addition to stock actually owned by the shareholder, including stock owned by other persons and stock subject to an option held by such shareholder or by other persons. Because the constructive ownership rules are complex, each Community Banc-Corp shareholder should consult its own tax advisor as to the applicability of these rules. The IRS has indicated that a minority shareholder in a publicly traded corporation whose relative stock interest is minimal and who exercises no control with respect to corporate affairs is considered to have a “meaningful reduction” if that shareholder has any reduction in its percentage stock ownership under the foregoing analysis.
Cash In Lieu of Fractional Shares. To the extent that a Community Banc-Corp shareholder receives cash in lieu of a fractional share of common stock of Heartland, the shareholder will be deemed to have received that fractional share in the merger and then to have received the cash in redemption of that fractional share. The shareholder generally will recognize gain or loss equal to the difference between the cash received and the portion of the shareholder tax basis in the shares of Community Banc-Corp stock surrendered allocable to that fractional share. This gain or loss generally will be long-term capital gain or loss if the holding period for those shares of Community Banc-Corp stock is more than one year as of the date of the merger.
Backup Withholding. Backup withholding at the applicable rate may apply with respect to certain payments, including cash received in the merger, unless a Community Banc-Corp shareholder (1) is a corporation or is within certain other exempt categories and, when required, demonstrates this fact, or (2) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A Community Banc-Corp shareholder who does not provide its correct taxpayer identification number may be subject to penalties imposed by the IRS. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the shareholder’s U.S. federal income tax liability, provided the shareholder furnishes certain required information to the IRS.

Reporting Requirements. A Community Banc-Corp shareholder will be required to retain records pertaining to the merger. Certain Community Banc-Corp shareholders will be subject to certain reporting requirements with respect to the merger. In particular, such shareholders will be required to file with their U.S. federal income tax return for the year in which the merger takes place a statement setting forth certain facts relating to the merger.

TAX MATTERS REGARDING THE MERGER ARE VERY COMPLICATED, AND THE TAX CONSEQUENCES OF THE MERGER TO ANY PARTICULAR COMMUNITY BANC-CORP SHAREHOLDER WILL DEPEND ON THAT SHAREHOLDER’S PARTICULAR SITUATION. COMMUNITY BANC-CORP SHAREHOLDERS ARE STRONGLY URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE MERGER, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICABILITY OF FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS AND THE EFFECT OF ANY PROPOSED CHANGE IN THE TAX LAWS TO THEM.

Accounting Treatment

The merger will be accounted for as a “purchase” by Heartland of Community Banc-Corp, as that term is used under U.S. Generally Accepted Accounting Principles for accounting and financial reporting purposes. As a result, the historical financial statements of Heartland will continue to be the historical financial statements of Heartland following the completion of the merger. The assets (including identifiable intangible assets) and liabilities (including executory contracts and other commitments) of Community Banc-Corp as of the effective time of the merger will be recorded at their respective fair values and added to those of Heartland. Any excess of purchase price over the net fair values of Community Banc-Corp assets and liabilities is recorded as goodwill (excess purchase price). Financial statements of Heartland issued after the merger will reflect such fair values and will not be restated retroactively to reflect the historical financial position or results of operations of Community Banc-Corp. The results of operations of Community Banc-Corp will be included in the results of operations of Heartland beginning on the effective date of the merger.

Board of Directors and Management of Heartland Following Completion of the Merger

The composition of Heartland’s board of directors and its senior management will not be changed as a result of the merger. Information about the current Heartland directors and executive officers can be found in Heartland’s proxy statement filed with the Securities and Exchange Commission on April 4, 2014, as supplemented on May 8, 2014. See “Where You Can Find More Information” on page 57.

Exchange of Certificates in the Merger

Please do not send us your certificates at this time.

Promptly after the completion of the merger, Heartland or its transfer agent will send transmittal materials to each holder of a Community Banc-Corp stock certificate (that has not previously surrendered its shares) for use in exchanging Community Banc-Corp stock certificates for certificates representing shares of Heartland common stock or for such certificates and cash. Heartland will deliver certificates for Heartland common stock and, if cash is due, a check to the holder of Community Banc-Corp stock once Heartland receives the properly completed transmittal materials and certificates representing such holder’s shares of Community Banc-Corp common stock.
Community Banc-Corp stock certificates may be exchanged for Heartland stock certificates and, if cash is due, cash until such time that the stock certificates and cash would otherwise escheat to or become the property of any governmental unit or agency. At the end of that period, all unclaimed Heartland stock certificates and cash will become (to the extent permitted by abandoned property and any other applicable law) the property of Heartland.
If your Community Banc-Corp stock certificate has been lost, stolen or destroyed you may receive a Heartland stock certificate, and if due, cash upon the making of an affidavit of that fact. Heartland’s transfer agent may require you to post a bond in a reasonable amount as an indemnity against any claim that may be made against the transfer agent or Heartland with respect to the lost, stolen or destroyed Community Banc-Corp stock certificate.
Neither Heartland, Heartland’s transfer agent, nor Community Banc-Corp, nor any other person, will be liable to any former holder of Community Banc-Corp common stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.
Fractional Shares
Heartland will not issue any fractional shares of Heartland common stock. Instead, a Community Banc-Corp shareholder who would otherwise have received a fraction of a share of Heartland common stock will receive an amount of cash equal to the fraction of a share of Heartland common stock to which such holder would otherwise be entitled multiplied by the average closing price of Heartland common stock on the twenty trading days ending five days before the effective date of the merger.
Public Trading Markets
Heartland common stock is quoted on the NASDAQ Global Select Market under the symbol “HTLF.” The shares of Heartland common stock to be issued in connection with the merger will be freely transferable under the applicable securities laws, except for shares issued to any shareholder who may be deemed to be an affiliate of Heartland.
Notice of Dissenters’ Rights
Sections 180.1301 to 180.1331 of the Wisconsin Business Corporation Law (“WBCL”) provide that any Community Banc-Corp shareholder may dissent from the merger and obtain payment of the “fair value” of his or her shares as determined in accordance with Section 180.1301(4) of the WBCL, provided that such shareholder complies with all of the provisions of Sections 180.1301 to 180.1331 of the WBCL. Holders of both preferred stock and common stock of Community Banc-Corp are entitled to exercise dissenters’ rights.
The following is a brief summary of Sections 180.1301 to 180.1331 of the WBCL which set forth the procedures for demanding statutory dissenters’ rights. The full text of Sections 180.1301 to 180.1331 is attached to this proxy statement/prospectus as Appendix B, and we incorporate that text into this proxy statement/prospectus by reference.

To be entitled to exercise dissenters’ rights, a Community Banc-Corp shareholder must not vote in favor of the merger agreement and must deliver written notice to Community Banc-Corp prior to the special meeting of Community Banc-Corp shareholders to vote on the merger agreement of such shareholder’s intent to demand payment for such shares if the merger is effectuated.
If the merger is approved by holders of Community Banc-Corp common stock, then, within ten days after shareholder approval, Community Banc-Corp is obligated to deliver to those shareholders who have not voted in favor of the merger agreement and have notified Community Banc-Corp of their intent to demand payment a written dissenters’ notice that states where demand for payment must be sent and when certificates must be deposited. A dissenting shareholder must send his or her certificates for shares of Community Banc-Corp capital stock to the address provided in the dissenters’ notice. The dissenting shareholders’ payment demand must include the date that the shareholders were informed of the terms of the merger and it must certify whether the shareholder acquired beneficial ownership of the shares of capital stock before such date.
A shareholder who does not demand payment or deposit his or her certificates by the time specified in the dissenters’ notice will not be entitled to payment for his or her shares under the dissenters’ rights sections of the WBCL and will instead be entitled to receive the merger consideration.
Upon the later of completion of the merger or receipt of the payment demand, Community Banc-Corp will pay each dissenting shareholder who has complied with the above the amount that Community Banc-Corp estimates to be the “fair value” of the dissenting shareholder’s shares of capital stock, plus accrued interest. The payment must be accompanied by the latest available financial statements of Community Banc-Corp, audited and including footnote disclosure if available, any interim financial statements of Community Banc-Corp, a statement of Community Banc-Corp’s estimate of the “fair value” of the shares, an explanation of how the interest was calculated, a statement of the dissenting shareholder’s right to demand payment if the dissenting shareholder is dissatisfied with the payment and a copy of the sections of the WBCL pertaining to dissenters’ rights.
If (i) the dissenting shareholder believes that the amount paid by Community Banc-Corp is less than the “fair value” of his or her shares or that the interest due was incorrectly calculated, (ii) Community Banc-Corp fails to make payment within 60 days after the date set in the dissenters’ notice for demanding payment, or (iii) the merger is not completed and Community Banc-Corp does not return the deposited certificates within 60 days after the date set in the dissenters’ notice for demanding payment, the dissenting shareholder may notify Community Banc-Corp of his or her estimate of the “fair value” of his or her shares and the amount of interest due and demand payment of his or her estimate, less any payment previously received. The dissenting shareholder must notify Community Banc-Corp of his or her demand in writing within 30 days after Community Banc-Corp made or offered payment for the dissenting shareholder’s shares. If within 60 days after receipt by Community Banc-Corp of a demand described in this paragraph, the demand remains unsettled, Community Banc-Corp is required to bring a special proceeding in Wisconsin state court and petition the court to determine the “fair value” of the shares and accrued interest. Community Banc-Corp is required to make all dissenting shareholders whose demands remain unsettled parties to the special proceeding. Each party to the special proceeding will be served a copy of the petition filed with the court. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of the “fair value” of the shares. Such dissenting shareholders will be entitled to judgment for the amount, if any, by which the court finds the fair value of his or her shares, plus interest, exceeds the amount paid by Community Banc-Corp. If Community Banc-Corp does not bring the special proceeding within such 60 day period, Community Banc-Corp will pay each dissenting shareholder whose claim remains unsettled the amount demanded.
Failure to comply strictly with all of the procedures set forth in Sections 180.1301 to 180.1331 of the WBCL will result in the loss of a shareholder’s dissenters’ rights. Consequently, any shareholder wishing to exercise dissenters’ rights is urged to consult legal counsel before attempting to exercise such rights.
Shareholders considering the exercise of dissenters’ rights should be aware that the “fair value” of their shares as determined under Sections 180.1301 to 180.1331 could be more than, the same as or less than the merger consideration they would receive under the merger agreement if they did not dissent.
One condition to Heartland’s obligation to complete the merger is that the total number of dissenting shares of Community Banc-Corp common stock cannot be more than 6.0% of the number of outstanding shares of Community Banc-Corp common stock.

THE MERGER AGREEMENT
The following describes material provisions of the merger agreement, which is attached as Appendix A to this document and which is incorporated by reference into this document. The rights and obligations of the parties are governed by the express terms and conditions of the merger agreement and not by this summary or any other information contained in this document. We urge you to read the merger agreement carefully and in its entirety.
The Merger
Pursuant to the merger agreement, and upon filing of a certificate of merger with the Secretary of State of Delaware and articles of merger with the Wisconsin Department of Financial Institutions, Community Banc-Corp will merge with and into Heartland with Heartland as the surviving corporation. Upon the completion of the merger, each share of Community Banc-Corp common stock and Community Banc-Corp preferred stock outstanding, other than shares held by either Heartland or Community Banc-Corp and shares held by Community Banc-Corp shareholders who properly assert their dissenters’ rights, will be automatically converted into the right to receive Heartland common stock, or a combination of cash and shares of Heartland common stock.
Number of Shares of Heartland Stock Issuable Per Share of Community Banc-Corp Common Stock or Preferred Stock
Assuming that the entire merger consideration will be shares of Heartland common stock, the number of shares of Heartland common stock that will be issued for each share of Community Banc-Corp common stock will be equal to (A) 155% of the adjusted tangible shareholders’ equity of Community Banc-Corp as of the last day of the month prior to the merger, plus $17,500 for each day that has elapsed since month end, divided by (B) the product of (x) the number of shares of Community Banc-Corp common stock outstanding at the effective time of the merger assuming all Community Banc-Corp preferred stock is converted into common stock at the 4166 2/3 for 1 conversion ratio, multiplied by (y) the average closing price of Heartland common stock during the twenty trading days ending five days before the effective date of the merger. For these purposes, “adjusted tangible shareholders’ equity” of Community Banc-Corp will be equal to its tangible assets less liabilities and less, (a) transaction costs (after tax) incurred by Community Banc-Corp in the merger, and (b) severance or similar costs (after tax) that we have agreed to deduct from tangible shareholders' equity in the merger agreement.
We do not anticipate substantial variation in transaction costs. As discussed above under the caption “The Merger-Certain Executive Officers Have Financial Interests in the Merger” the amount of severance and similar costs that will be deducted from the aggregate consideration payable in the merger depends upon whether certain amounts are paid in lump sum or deposited in a trust for later payment.

The following table illustrates the aggregate consideration to be received in the merger, and the consideration to be received per share of Community Banc-Corp common stock and preferred stock, based upon (i) the actual tangible shareholders’ equity of Community Banc-Corp at September 30, 2014 assuming estimated minimum and maximum severance and similar costs, and (ii) the projected tangible shareholders’ equity at January 30, 2015 based upon preliminary results for the month ended October 31, 2014, and projected earnings of approximately $1.6 million for the three months ended January 30, 2015, and such estimated minimum and maximum severance and similar costs. All financial results, including October 31, 2014 results, are subject to review by Heartland, and projected financial results are based solely upon an average of operating results for the first nine months of 2014. There can be no assurance that the projected financial results will be achieved, and the actual operating results of Community Banc-Corp will vary from such projections and such variation may be material.

	Actual September 30, 2014		Projected January 30, 2015(1)
Tangible shareholders' equity(2)	$34,316,000	$34,316,000	$36,760,000	$36,760,000
Tax-adjusted unaccrued severance(3)
Minimum	2,806,000		2,729,000
Maximum		3,481,000		3,404,000
Transaction expense(4)	390,000	381,000	406,000	399,000
Adjusted tangible shareholders' equity	$31,120,000	$30,455,000	$33,625,000	$32,957,000
Aggregate consideration(5)	$48,236,000	$47,285,000	$52,119,000	$51,083,000
Consideration per common share(6)	$20.66	$20.21	$22.32	$21.88
Consideration per preferred share(7)	$86,065	$84,225	$92,993	$91,145

(1) Based upon preliminary financial results at October 31, 2014, plus projected earnings of approximately $1.6 million through January 30, 2015. Actual earnings may differ substantially from such projections.

(2) Defined in the purchase agreement as tangible assets less liabilities as of the relevant date, as computed in accordance with GAAP, plus an asset revaluation on trust preferred securities and bank owned life insurance of $1,485,838.

(3) Based upon tax-adjusted unaccrued severance expense, assuming that payments under salary continuation agreements are made after 2014 at the maximum, and during 2014 at the minimum. See “The Merger-Certain Executive Officers Have Financial Interests in the Merger.”

(4) Consists primarily of attorney and independent accounting fees, and fees payable to Hovde, each as adjusted for taxes. See “The Merger-Opinion of Community Banc-Corp’s Financial Advisor.”
(5) Equal to 155% of adjusted tangible shareholders’ equity.
(6) Equal to the aggregate consideration divided by the 2,335,241 shares of Community Banc-Corp common stock outstanding, assuming conversion of all preferred stock into common stock.
(7) Equal to the consideration per common share multiplied by the 4166 2/3 conversion ratio for the preferred stock.

The following table illustrates the number of shares of Heartland common stock and cash to be received by shareholders of Community Banc-Corp for each share of Community Banc-Corp common stock and preferred stock, based upon the consideration per share estimated in the above table, and assuming that the average closing price of Heartland common stock is $28.00 per share, $26.13 per share (the average closing price for the twenty trading days ended December 1, 2014), $26.00 per share, $24.00 per share, and $22.00 per share.

	Actual September 30, 2014				Projected January 30, 2015(1)
	Minimum Severance		Maximum Severance		Minimum Severance		Maximum Severance
Heartland average closing price	HTLF Shares	Cash(1)	HTLF Shares	Cash(1)	HTLF Shares	Cash(1)	HTLF Shares	Cash(1)
Consideration per common share	$20.66		$20.21		$22.32		$21.87
$28.00	0.74	—	0.72	—	0.80	—	0.78	—
$26.13	0.79	—	0.77	—	0.85	—	0.84	—
$26.00	0.79	—	0.78	—	0.86	—	0.84	—
$24.00	0.86	—	0.84	—	0.93	—	0.91	—
$22.00	0.70	$5.17	0.69	$5.05	0.76	$5.58	0.75	$5.47
Consideration per preferred share	$86,065		$84,225		$92,993		$91,145
$28.00	3,074	—	3,008	—	3,321	—	3,255	—
$26.13	3,294	—	3,224	—	3,559	—	3,488	—
$26.00	3,310	—	3,239	—	3,577	—	3,506	—
$24.00	3,586	—	3,509	—	3,875	—	3,798	—
$22.00	2,934	$21,516	2,871	$21,056	3,170	$23,248	3,107	$22,786

(1) Cash will be paid for fractional shares regardless of the Heartland average closing price

No fractional shares will be issued, but instead Heartland will pay to the holder of Community Banc-Corp common stock and preferred stock otherwise entitled to a fractional share an amount of cash equal to the fractional share amount multiplied by the average closing price of Heartland common stock for the twenty trading days ending five days before the effective date of the merger.

The actual number of shares to be received by a Community Banc-Corp shareholder for each share of Community Banc-Corp common stock and preferred stock will depend on the financial position of Community Banc-Corp at the end of the month preceding the merger, and the trading price of Heartland common stock for the twenty trading days ending five days prior to the merger, and is expected to differ from the amount set forth above.
Completion of the Merger
Unless the parties agree otherwise, the completion of the merger will take place at a time and place to be agreed upon by the parties as soon as practicable after all closing conditions have been satisfied or waived, but in any event within ten business days of satisfaction of those closing conditions.
The merger will be completed when Heartland files a certificate of merger with the Secretary of State of the State of Delaware and articles of merger with the Wisconsin Department of Financial Institutions, unless Heartland and Community Banc-Corp agree to a later time for the completion of the merger and specify that time in the articles of merger and certificate of merger. We currently expect to complete the merger in the first quarter of 2015, subject to receipt of required shareholder and regulatory approvals.
Conditions to Completion of the Merger
Community Banc-Corp’s and Heartland’s respective obligations to complete the merger are subject to the fulfillment or waiver of certain conditions, including:

•	the approval and adoption of the merger agreement by the holders of a majority of the outstanding shares of Community Banc-Corp common stock;

•	receipt of governmental and regulatory approvals required to complete the merger;

•	receipt of all other material notices, consents and waivers from third parties;

•
the absence of any judgment, order, statute, law, rule or regulation, entered, enacted, promulgated, enforced or issued by any court or any governmental entity that (i) prohibits, restrains or impairs the completion of the merger, (ii) prohibits the ownership or operation by Heartland of all or a material portion of the business of Community Banc-Corp or (iii) compels or requires Heartland to dispose of or hold separately any material portion of its or Community Banc-Corp’s business;

•	the effectiveness of the registration statement with respect to the Heartland common stock to be issued in connection with the merger;

•
the truth and correctness in all material respects of the other party’s representations and warranties as of the date of the completion of the merger (with the exception of those representations and warranties that by their terms speak specifically as of the date of the merger agreement or some other date, which representations and warranties shall be true and correct as of such date); and

•	the other party’s performance in all material respects of its obligations under the merger agreement.

Heartland’s obligation to complete the merger is subject to the requirement that the total number of dissenting shares of Community Banc-Corp common stock cannot be more than 6.0% of the number of outstanding shares of Community Banc-Corp common stock, that severance and transaction costs be paid, accrued or subtracted, and that title to real estate occupied by Community Bank & Trust is reasonably satisfactory. Community Banc-Corp’s obligation to complete the merger is also subject to no change of control or sale of substantially all the assets of Heartland occurring prior to the date of the merger and the delivery of an opinion of counsel as to the tax consequences of the merger.

No Solicitation
Community Banc-Corp has agreed that it will not, and will cause Community Bank & Trust not to, and will use its best efforts to cause Community Banc-Corp’s and Community Bank & Trust’s officers, directors, employees, agents and authorized representatives not to:

•	solicit, initiate, encourage, induce or facilitate the making, submission or announcement of any inquiries or proposals with respect to any “acquisition proposal” (as defined below);

•	furnish any information regarding Community Banc-Corp or Community Bank & Trust to any person in connection with or in response to an acquisition proposal; or

•
engage in any discussions or negotiations regarding any acquisition proposal, enter into any agreement regarding an acquisition proposal or that could reasonably be expected to lead to any acquisition proposal or make any recommendation in support of any acquisition proposal.

However, prior to approval of the merger agreement by holders of a majority of Community Banc-Corp common stock, Community Banc-Corp may consider and participate in discussions and negotiations with respect to an unsolicited bona fide acquisition proposal, and furnish information regarding Community Banc-Corp or Community Bank & Trust to a person proposing an acquisition proposal, but only if: (1) the Community Banc-Corp board of directors determines in good faith, after consultation with outside counsel, that such action is required in order to comply with its fiduciary obligations to Community Banc-Corp's shareholders under applicable law; (2) the acquisition proposal did not result from any breach by Community Banc-Corp of its obligations under the merger agreement relating to non-solicitation; (3) Community Banc-Corp first enters into a confidentiality agreement with the party proposing the acquisition proposal; and (4) Community Banc-Corp provides prior written notice to Heartland of its decision to take such action.

Community Banc-Corp has also agreed:

•
to notify Heartland promptly (and in any event within 24 hours) of any request for information relating to an acquisition proposal and to provide Heartland with relevant information regarding the acquisition proposal or request;

•	to keep Heartland fully informed of the status of any such acquisition proposal (including any modifications or proposed modifications); and

•	to cease immediately and cause to be terminated any existing discussions with any persons regarding an acquisition proposal.

As used in the merger agreement, “acquisition proposal” means any offer, proposal, inquiry or indication of interest contemplating or otherwise relating to (i) any merger, consolidation, share exchange, business combination, issuance of securities, acquisition of securities, tender offer, exchange offer or other similar transaction in which Community Banc-Corp or Community Bank & Trust is involved, in which any person or group (as defined in the Exchange Act and the rules promulgated thereunder) acquires 15% or more of any voting securities of Community Banc-Corp or Community Bank & Trust, or in which Community Banc-Corp or Community Bank & Trust sell more than 20% of their voting securities, or (ii) any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated net revenues, net income or assets of Community Banc-Corp or Community Bank & Trust, except transactions in the ordinary course of business.
Termination
Community Banc-Corp and Heartland may agree in writing to terminate the merger agreement before completing the merger, even after approval and adoption of the merger agreement by the holders of Community Banc-Corp common stock, if a majority of the board of directors of each of Community Banc-Corp and Heartland votes to do so.
In addition, either Heartland or Community Banc-Corp may decide to terminate the merger agreement in various circumstances, including the following:

•	if there is a law or governmental order that prohibits the merger

•	if the other party has or will have breached any representation, warranty or agreement in any material respect or if satisfaction of any closing condition by the other party is or becomes impossible;

•	if the merger has not been completed by March 31, 2015, unless the failure to complete the merger is due to the party seeking to terminate the agreement; or

•	if holders of shares representing a majority of the common stock of Community Banc-Corp fail to approve the merger at the special meeting;

Community Banc-Corp may terminate the merger agreement if (i) prior to the adoption of the agreement by the requisite vote of the Community Banc-Corp shareholders, the Community Banc-Corp board of directors determines to enter into an agreement providing for a "superior proposal" based on an acquisition proposal received by it and Community Banc-Corp complies with applicable provisions of the merger agreement (including providing Heartland with five business days' prior written notice and paying Heartland a $2 million termination fee), or (ii) the average closing price of Heartland common stock during the twenty trading days ended five days prior to the merger is $32.00 per share or greater. For such purposes, a “superior proposal” is an acquisition proposal that, among other things, the Community Banc-Corp board of directors has concluded, after advice from its financial advisers, is more favorable from a financial point of view to shareholders, after taking into account likelihood of consummation and other factors.
Heartland may terminate the merger agreement if Community Banc-Corp. changes its recommendation to the Community Banc-Corp shareholders to approve the merger agreement, this proxy statement/prospectus has been available for at least 20 days and Community Banc-Corp fails to take a vote of its shareholders, or Community Banc-Corp intentionally and materially breaches the prohibition on solicitation contained in the merger agreement, in which case Community Banc-Corp will be obligated to reimburse Heartland for its expenses and pay the termination fee described below. Heartland may also terminate the merger agreement if the average closing price of Heartland common stock during the twenty trading days ended five days prior to the merger is $20.00 per share or less.

Termination Fee and Payment of Expenses
If the merger agreement is terminated and abandoned, it will become void and there will be no liability on the part of Heartland, Community Banc-Corp or their respective representatives, except that designated provisions of the merger agreement will survive the termination, including provisions relating to the payment of expenses and/or a termination fee in the circumstances described below.
Community Banc-Corp must pay to Heartland all out-of-pocket expenses incurred by Heartland in connection with the preparation, negotiation, execution and performance of the merger agreement if the merger agreement is terminated because the merger agreement has not been adopted by a majority of the shareholders of Community Banc-Corp at the special meeting, or because Community Banc-Corp has intentionally and materially breached the prohibition against solicitation.
Community Banc-Corp must pay a termination fee of $2,000,000 in cash and pay to Heartland all out-of-pocket expenses incurred by Heartland in connection with the preparation, negotiation, execution and performance of the merger agreement if the merger agreement is terminated:

•	by Community Banc-Corp because it has determined to enter into an agreement for a superior proposal;

•	by Heartland, if the Community Banc-Corp board of directors changes its recommendation to the Community Banc-Corp shareholders;

•	by Heartland if this proxy statement/prospectus has been available for at least 20 days, and Community Banc-Corp fails to take a vote of its shareholders; or

•	by Heartland if Community Banc-Corp has intentionally and materially breached the prohibition against solicitation.

Other Covenants and Agreements
Community Banc-Corp has undertaken customary covenants that place restrictions on it and its subsidiaries until the completion of the merger. In general, Community Banc-Corp has agreed to, and to cause each of its subsidiaries to, conduct its business in the ordinary course consistent with past practice, preserve intact in all material respects its business organization and the goodwill, keep available the services of its officers and employees and preserve intact its material agreements and credit facilities.
Community Banc-Corp has further agreed that, except with Heartland’s prior written consent, Community Banc-Corp will not, and will cause its subsidiaries to not, among other things, undertake any of the following actions:

•	amend its articles of incorporation or bylaws;

•
issue any of its equity securities, securities convertible into or exchangeable for its equity securities, warrants, options or other rights to acquire its equity securities, or any bonds or other securities, except deposit and other bank obligations in the ordinary course of business;

•	redeem, purchase, acquire or offer to acquire or otherwise acquire any of its capital stock or any other ownership interest;

•	declare, set aside or pay any dividends or other distribution on any shares of its capital stock, except that Community Bank & Trust may pay dividends to Community Banc-Corp;

•	borrow any amount or incur or become subject to any material liability other than in the ordinary course of business;

•
sell, assign, transfer, mortgage, pledge or subject to any lien or other encumbrance any of its assets, except in the ordinary course of business, for current property taxes not yet due and payable or non-material liens and encumbrances;

•	cancel any material debt or claims or waive any rights of material value, except in the ordinary course of business;

•
acquire (by merger, exchange, consolidation, acquisition of stock or assets or otherwise) any corporation, partnership, joint venture or other business organization or division or material assets thereof, or assets or deposits that are material to Community Banc-Corp, except in exchange for debt previously contracted;

•
except for certain limited exceptions, make any single or group of related capital expenditures or commitments therefor in excess of $50,000 or enter into any lease or group of related leases with the same party which involves aggregate lease payments payable of more than $75,000 for any individual lease or involves more than $100,000 for any group of related leases in the aggregate;

•	change its accounting methods, other than changes required by GAAP or regulatory accounting principles generally applicable to depository institutions;

•
allow its current insurance policies to be canceled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies providing coverage substantially equal to the coverage under the canceled, terminated or lapsed policies are in full force and effect;

•
enter into or modify any employment, severance or similar agreements or arrangements with, or grant any compensation increases to, any director, officer or management, except in the ordinary course of business;

•
amend any bonus, profit sharing, stock option, pension, retirement, deferred compensation, or other employee benefit plan, trust, fund, contract or arrangement for the benefit or welfare of any employees, except as and to the extent required by law or disclosed in schedules to the merger agreement; or

•	make any commitments to extend credit except in a manner consistent with past practice, and if for more than $500,000, after consultation with Heartland.

Representations and Warranties
The merger agreement contains representations and warranties by each of Community Banc-Corp and Heartland. Among others, Community Banc-Corp’s representations and warranties to Heartland cover the following:

•	corporate matters, including organization, standing and power;

•	authority relative to execution and delivery of the merger agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the merger;

•
the fact that the approval of a majority of the shares of Community Banc-Corp common stock entitled to vote for the approval and adoption of the merger agreement is the only vote required of any holders of Community Banc-Corp capital stock with respect to the merger agreement;

•	capitalization;

•	financial statements and absence of liabilities not disclosed therein;

•	loans made by Community Bank & Trust;

•	reports and filings with federal and state banking, bank holding company and other regulatory authorities;

•	subsidiaries;

•	the correctness of its books and records;

•	the absence of certain changes or events since June 30, 2014;

•	ownership and leases of real and personal property;

•	environmental liability;

•	taxes;

•	material contracts;

•	litigation;

•	brokers;

•	employee benefits and labor matters;

•	insurance matters;

•	transactions with affiliates;

•	permits and compliance with laws;

•	administration of fiduciary accounts;

•	the non-omission of material facts;

•	facts that relate to obtaining regulatory approvals; and

•	interest rate risk management instruments.

Heartland’s representations and warranties to Community Banc-Corp cover the following:

•	corporate matters, including organization, standing and power;

•	authority relative to execution and delivery of the merger agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the merger;

•	validity of Heartland common stock to be issued pursuant to the merger;

•	capitalization;

•	accuracy of public filings;

•	the absence any material adverse change since June 30, 2014;

•	reports and filings with federal and state banking, bank holding company and other regulatory authorities;

•	facts that relate to obtaining regulatory approvals; and

•	the absence of any action that would cause the merger to fail to qualify for the tax treatment described in this proxy statement/prospectus.

The representations described above and included in the merger agreement were made for purposes of the merger agreement and are subject to qualifications and limitations agreed by the respective parties in connection with negotiating the terms of the merger agreement. In addition, certain representations and warranties were made as of a specific date, may be subject to a contractual standard of materiality different from what might be viewed as material to shareholders, or may have been used for purposes of allocating risk between the respective parties rather than establishing matters as facts. This description of the representations and warranties, and their reproduction in the copy of the merger agreement attached to this document as Appendix A, are included solely to provide investors with information regarding the terms of the merger agreement. Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone, but instead should only be read together with the information provided elsewhere in this document and in the documents incorporated by reference into this document, including the periodic and current reports and statements that Heartland files with the SEC. See “Where You Can Find More Information” on page 57.

Expenses and Fees
In general, except as described in “The Merger Agreement - Termination Fee and Payment of Expenses,” each party will be responsible for all expenses incurred by it in connection with the negotiation and completion of the transactions contemplated by the merger agreement. However, Heartland will pay the filing fees and printing and mailing costs in connection with the preparation and distribution of this document.
Amendment or Waivers
The merger agreement may only be amended by written agreement, signed by both Heartland and Community Banc-Corp. The provisions of the merger agreement may be waived by the party benefited by those provisions.
INFORMATION ABOUT COMMUNITY BANC-CORP OF SHEBOYGAN, INC.
Community Banc-Corp is a bank holding company headquartered in Sheboygan, Wisconsin that holds all of the shares of Community Bank & Trust, a Wisconsin state chartered bank with ten offices, including four offices in Sheboygan, Wisconsin, and one office in each of the adjacent communities of Sheboygan Falls, Plymouth and Elkhart Lake, Wisconsin, one office in Chilton, Wisconsin and one office in each of the Milwaukee suburbs of Greenfield and Glendale. Community Banc-Corp, which was organized as a Wisconsin corporation in 1980, engages in no business activities other than through Community Bank & Trust and financing activities for Community Bank & Trust.
Community Bank & Trust was incorporated in 1989. Focused on community banking in Sheboygan, which continues to be the location of its home office, Community Bank & Trust now also serves communities adjacent to Sheboygan and the Milwaukee metropolitan area with a total of ten offices. Community Bank & Trust is a full-service community bank with emphasis on consumers and small businesses. At September 30, 2014, Community Bank & Trust had assets of approximately $525 million, deposits of approximately $429 million and shareholders’ equity of approximately $54.5 million.

INFORMATION ABOUT HEARTLAND

Heartland Financial USA, Inc. is a multi-bank holding company registered under the Bank Holding Company Act of 1956, as amended. Heartland has ten banking subsidiaries: Dubuque Bank and Trust Company, located in Dubuque, Iowa; Illinois Bank & Trust, located in Rockford, Illinois; Galena State Bank & Trust Company, located in Galena, Illinois; Wisconsin Bank & Trust, located in Madison, Wisconsin; New Mexico Bank & Trust, located in Albuquerque, New Mexico; Rocky Mountain Bank, located in Billings, Montana; Arizona Bank & Trust, located in Phoenix, Arizona; Summit Bank & Trust, located in Broomfield, Colorado; Minnesota Bank & Trust located in Edina, Minnesota, and Morrill & Janes Bank and Trust Company located in Merriam, Kansas. Together, Heartland’s banking subsidiaries operate a total of 77 banking locations. All ten of Heartland’s banking subsidiaries are members of the Federal Deposit Insurance Corporation (FDIC). Heartland also has nine non-banking subsidiaries, including a consumer finance company with offices in Iowa, Illinois and Wisconsin, a subsidiary involved in property management, and seven special-purpose trust subsidiaries formed for the purpose of offering cumulative capital securities.

Heartland’s banking subsidiaries provide full-service retail banking in the communities in which they are located. The principal service of Heartland’s banking subsidiaries consists of making loans to and accepting deposits from businesses and individuals. These loans are made at the offices of each of Heartland’s banking subsidiaries. In addition, through its banking subsidiaries, Heartland engages in residential mortgage loan origination and sale in the markets of those subsidiaries and in the non-subsidiary markets of metro San Diego, California; Reno, Nevada; Buffalo, Wyoming; Meridian, Idaho; Minot, North Dakota; Portland, Oregon; Seattle, Washington; and Omaha, Nebraska. Heartland’s banking subsidiaries also engage in activities that are closely related to banking, including investment brokerage.
Dubuque Bank and Trust Company, Heartland’s lead banking subsidiary, was originally incorporated in Iowa in 1935. Heartland was formed to serve as its holding company in 1981, and Heartland reincorporated in Delaware on June 30, 1993. Heartland's principal executive offices are located at 1398 Central Avenue, Dubuque, Iowa 52001. Our telephone number is (563) 589-2100. Heartland's website address is www.htlf.com.
Additional information about Heartland and its subsidiaries is included in documents incorporated by reference in this document. See “Where You Can Find More Information.”

DESCRIPTION OF HEARTLAND COMMON STOCK
This section summarizes the terms of the common stock that will be issued upon consummation of the merger. You should read our certificate of incorporation and bylaws of Heartland, which are incorporated by reference as exhibits to the registration statement of which this proxy statement/prospectus is a part, to fully understand the rights associated with our common stock. See “Where You Can Find More Information” for information on how to obtain copies.
General
The Heartland certificate of incorporation currently authorizes the issuance of 25,000,000 shares of common stock, par value $1.00 per share. Heartland common stock is not entitled to any conversion or redemption rights and holders of the common stock do not have any preemptive right or other subscription rights to subscribe for additional securities we may issue. The rights, preferences and privileges of holders of Heartland common stock are subject to the rights of the holders of shares of any series of preferred stock which Heartland may issue.
Transfer Agent
Continental Stock Transfer & Trust, 17 Battery Place, New York, NY 10004, acts as transfer agent for Heartland’s common stock.
Dividend Rights
Subject to the prior dividend rights of the holders of any preferred stock, including the Series C preferred stock, dividends may be declared by Heartland’s board of directors and paid from time to time on outstanding shares of Heartland common stock from any funds legally available for dividends. Nevertheless, Heartland is prohibited from paying dividends on its common stock if full dividends on all outstanding shares of Heartland’s Series C preferred stock for the most recent quarter were not paid and any such dividends paid Heartland’s common stock are subject to certain Tier 1 capital requirements of the Federal Reserve Board. Further, the agreements pursuant to which Heartland borrows money and the regulations to which Heartland is subject as a bank holding company may limit Heartland's ability to pay dividends or other distributions with respect to the common stock or to repurchase common stock. These restrictions are discussed in Heartland’s annual report on Form 10-K filed with the Securities and Exchange Commission, which is incorporated by reference into this proxy statement/prospectus.
Voting Rights
Subject to the rights of the holders of Heartland’s preferred stock, including the Series C preferred stock described above, only the holders of Heartland’s common stock have voting rights and are entitled to one vote for each share held. There are no cumulative voting rights.
Liquidation Rights
Upon any liquidation, dissolution or winding up of Heartland, after the payment of all liabilities and of the liquidation preferences with respect to its preferred stock, including the Series C preferred stock, the holders of Heartland common stock are entitled to share in our assets remaining.
Preferred Share Purchase Rights
On June 7, 2002, Heartland entered into a Rights Agreement with Dubuque Bank and Trust Company, which agreement was amended on January 17, 2012. Under the Rights Agreement, all stockholders receive, along with each share of common stock owned, a preferred stock purchase right entitling them to purchase from Heartland one one-thousandth of a share of Series A Junior Participating Preferred Stock at an exercise price of $75.00 per one one-thousandth of a share, subject to certain adjustments, once these preferred share purchase rights become exercisable.
The preferred share purchase rights are not exercisable or transferable apart from Heartland’s common stock until the earlier of (i) the tenth day following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired beneficial ownership of 15% or more of Heartland’s outstanding common stock or (ii) the tenth business day (or such later date as may be determined by action of our board of directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) after the date of the commencement of, or announcement of an intention to make, a tender offer or exchange offer which would result in the beneficial ownership of 15% or more of

Heartland’s outstanding common stock, even if no shares are purchased pursuant to such offer. The definition of “Acquiring Person” under the Rights Agreement is subject to certain exceptions, including acquisitions by Heartland Partnership, L.P. and acquisitions that Heartland’s board of directors determines are inadvertent and without any intention of changing or influencing control of Heartland. Subject to this exception and other conditions, if any person or group of affiliated or associated persons becomes an Acquiring Person, each preferred share purchase right will entitle the holder (other than the Acquiring Person) to receive upon exercise Heartland common stock having a market value of two times the exercise price of the right. If after the time that a person or group becomes an Acquiring Person, Heartland is acquired in a merger or other business combination transaction or 50% or more of Heartland’s consolidated assets or earning power are sold, each preferred share purchase right will entitle the holder (other than the Acquiring Person) to receive upon exercise Heartland common stock or common stock of the acquiring company (or the acquiring company’s parent) having a market value of two times the exercise price of the preferred share purchase right.
Each one one-thousandth of a share of Heartland Series A Preferred Stock, if issued, (i) will not be redeemable, (ii) will entitle holders to a minimum preferential quarterly dividend payment (if declared) of the greater of $0.10 per one one-thousandth of a share or an amount equal to 1,000 times the dividend declared per share of common stock, (iii) will have the same voting power as one share of Heartland common stock and (iv) will entitle holders, upon liquidation of Heartland, to receive the greater of $0.01 per one one-thousandth of a share (plus any accrued but unpaid dividends) or an amount equal to 1,000 times the payment made on one share of Heartland common stock. In the event of any merger, consolidation or other transaction in which Heartland common stock is converted or exchanged, each one one-thousandth of a share of Series A Preferred Stock will be entitled to receive the same amount received per one share of Heartland common stock.
Heartland may redeem the preferred share purchase rights for $0.01 per preferred share purchase right at any time before a person has become an Acquiring Person. If Heartland redeems any of the preferred share purchase rights, it must redeem all of the preferred share purchase rights. For as long as the preferred share purchase rights are redeemable, Heartland may amend the preferred share purchase rights to extend the time period in which the preferred share purchase rights may be redeemed, but not to change the redemption price or date of expiration of the preferred share purchase rights. The Rights Agreement also grants Heartland’s board of directors the option, at any time after any person or group becomes an Acquiring Person but prior to an acquisition at the 50% level, to exchange preferred share purchase rights (other than preferred share purchase rights owned by such Acquiring Person) for shares of Heartland common stock or Series A Preferred Stock (or a series of our preferred stock having equivalent rights, preferences and privileges), at an exchange ratio of one share of common stock, or fractional share of Series A Preferred Stock (or other preferred stock equivalent in value to one share of our common stock), per preferred share purchase right. The preferred share purchase rights will expire on January 17, 2022, unless earlier redeemed.
The preferred share purchase rights make a hostile contest for control without communication with the Heartland board of directors impractical. The preferred share purchase rights would cause substantial dilution to a potential acquirer that attempts to acquire Heartland in a transaction that is not approved by our board of directors.
The above description of the preferred share purchase rights is only a summary and does not purport to be complete. You must look at the Rights Agreement for a full understanding of the terms of the preferred share purchase rights. The Rights Agreement has been incorporated by reference as an exhibit to the registration statement of which this proxy statement/prospectus is a part. See “Where You Can Find More Information” for information on how to obtain copies.
Certain Provisions of Heartland’s Certificate of Incorporation and Bylaws
Some provisions of Heartland’s certificate of incorporation and bylaws could make the acquisition of control of Heartland and/or the removal of its existing management more difficult, including those that provide as follows:

•	the certificate of incorporation does not provide for cumulative voting for our directors;

•	Heartland has a classified board of directors with each class serving a staggered three-year term;

•	a vote of 70% of the outstanding shares of Heartland’s voting stock is required to remove directors, and such directors may only be removed for cause;

•	a vote of 70% of the outstanding shares of Heartland’s voting stock is required to amend, alter or repeal Heartland’s bylaws and certain sections of our certificate of incorporation;

•
a vote of 70% of the outstanding shares of Heartland’s voting stock is required to effect any merger or consolidation of Heartland or any of its subsidiaries with or into another corporation (unless the merger does not require stockholder approval); effect any sale, lease, exchange or other disposition by Heartland or any of Heartland’s subsidiaries of all or substantially all of Heartland's assets in a single transaction or series of related transactions; or effect any issuance or transfer by Heartland or any of Heartland’s subsidiaries of any of Heartland's voting securities (except as issued pursuant to a stock option, purchase or bonus plan), except if approved by two-thirds of Heartland’s board of directors;

•
Heartland’s board of directors may create new directorships and may appoint new directors to serve for the full term of the class of directors in which the new directorship was created and may fill vacancies on the board of directors occurring for any reason for the remainder of the term of the class of director in which the vacancy occurred;

•	Heartland’s board of directors may issue preferred stock without any vote or further action by the stockholders;

•	Heartland’s board of directors retains the power to designate series of preferred stock and to determine the powers, rights, preferences, qualifications and limitations of each class;

•	all stockholder actions of Heartland must be taken at a regular or special meeting of the stockholders and cannot be taken by written consent without a meeting; and

•
Heartland’s bylaws include advance notice procedures which generally require that stockholder proposals and nominations be provided to Heartland not less than 30 days and not more than 75 days before the date of the originally scheduled annual meeting in order to be properly brought before the meeting.

Section 203 of the Delaware General Corporation Law
Section 203 of the Delaware General Corporation Law regulates corporate acquisitions. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with a holder of 15% or more of its voting stock (an interested stockholder) for a period of three years following the date the person became an interested stockholder, unless:

•	the board of directors approved in advance the transaction in which the stockholder became an interested stockholder;

•	the stockholder owns at least 85% of the voting stock, excluding shares owned by directors, officers and employee stock plans after the transaction in which it became an interested stockholder; and

•
the business combination is approved by the board of directors and by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder at a stockholder meeting, and not by written consent.

This prohibition on business combination transactions with an interested stockholder may be removed, however, if Heartland’s continuing board of directors proposes business combinations with another party, or Heartland's stockholders, by majority vote, determine to opt out of Section 203 of the Delaware General Corporation Law and one year has elapsed since the vote.

COMPARISON OF SHAREHOLDERS’ RIGHTS

The rights of Community Banc-Corp shareholders are governed by the Wisconsin Business Corporation Law, or WBCL, and Community Banc-Corp’s articles of incorporation and bylaws. The rights of Heartland stockholders are governed by the Delaware General Corporation Law, or DGCL, and Heartland’s certificate of incorporation and bylaws. After the merger, the rights of Heartland’s stockholders and Community Banc-Corp’s former shareholders will be governed by the DGCL and Heartland’s certificate of incorporation and bylaws. The following discussion summarizes the material differences between the rights of Community Banc-Corp shareholders and the rights of Heartland stockholders. You should read Heartland’s certificate of incorporation and bylaws, and Community Banc-Corp’s articles of incorporation and bylaws carefully and in their entirety and also “Description of Heartland Common Stock” on page 42.

Authorized Capital Stock
Heartland	Community Banc-Corp
Authorized:	Authorized:
25,000,000 shares of common stock	3,000,000 shares of common stock
200,000 shares of preferred stock	100,000 shares of nonvoting preferred stock
16,000 shares of Series A Junior Participating Preferred	16,456 shares of Series A Cumulative Nonvoting Preferred Stock
81,698 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series B	500 shares of Series B Nonvoting Preferred Stock
81,698 shares of Non-Cumulative Perpetual Preferred Stock, Series C	200 shares of Series C Perpetual Convertible Preferred Stock
Outstanding as of September 30, 2014:	Outstanding as of September 30, 2014:
18,477,463 shares of common stock	1,926,907 shares of common stock
Preferred stock:	Nonvoting preferred stock:
No shares of Series A Junior Participating Preferred	No shares of Series A Cumulative Nonvoting Preferred Stock
No shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series B	No shares of Series B Nonvoting Preferred Stock
81,698 shares of Non-Cumulative Perpetual Preferred Stock, Series C	98 shares of Series C Perpetual Convertible Preferred Stock

Size of Board of Directors
Heartland	Community Banc-Corp
The DGCL provides that the board of directors of a business corporation shall consist of one or more members, each of whom shall be a natural person, and that the number of directors shall be fixed by, or in the manner provided in, the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change shall be made only by amendment. Heartland’s certificate of incorporation provides that the number of directors shall not be less than three nor more than nine.
Further, the certificate of designations for Heartland’s Non-Cumulative Perpetual Preferred Stock, Series C provides the U.S. Department of Treasury the right to visit Heartland Board meetings if dividends on the preferred stock are not paid for five dividend periods and if dividends are not paid for six dividend periods provides that the Board will automatically be increased by two and the Department of Treasury will have the right, but not the obligation, to elect two directors until dividends have been paid for four dividend periods.

The WBCL provides that the board of directors of a business corporation shall consist of one or more natural persons, with the numbers specified or fixed in accordance with the articles of incorporation or bylaws.
Community Banc-Corp’s bylaws provide that the number of directors constituting the board of directors shall be six.

Qualifications of Directors
Heartland	Community Banc-Corp
The DGCL provides that directors need not be stockholders unless otherwise required by the certificate of incorporation or the bylaws, and that other qualifications of directors may be prescribed in the certificate of incorporation or the bylaws.
The Heartland bylaws provide that directors need not be residents of Delaware or the United States or stockholders of the corporation. Heartland’s certificate of incorporation and bylaws provide that a person shall not be eligible for election to the board of directors if such person is 70 years of age or older on the date of such election, provided, however, that such restriction does not apply to any incumbent directors who attained the age of sixty-five (65) years prior to January 1, 1993.
Under the WBCL, a director is not required to be a resident of the state of Wisconsin or a shareholder of the corporation unless otherwise required by the articles of incorporation or bylaws.
Filling Vacancies on the Board
Heartland	Community Banc-Corp
The DGCL provides that, unless the certificate of incorporation or bylaws provide otherwise, a majority of the directors then in office (although less than a quorum) or the sole remaining director may fill any vacancy on the board of directors including newly created directorships resulting from an increase in the number of directors.
Heartland’s bylaws provide that vacancies may be filled by the vote of a majority of the remaining directors then in office, although less than a quorum, by the nominating and compensation committee, or by the sole remaining director.

The WBCL provides that unless the articles of incorporation provide otherwise, if a vacancy occurs on the board of directors it may filled by: (i) the shareholders; (ii) the board of directors; or (iii) if the directors remaining in office constitute fewer than a quorum of the board, the directors, by the vote of a majority of all directors remaining in office. If the vacant office was held by a director elected by a voting group of shareholders, only the holders of shares of that voting group may vote to fill the vacancy if it is filled by shareholders, and only the remaining directors elected by that voting group may vote to fill the vacancy if it is filled by the directors.
Community Banc-Corp’s bylaws provide that any vacancy on the board of directors, including any vacancy resulting from an increase in the number of directors, may be filled by the vote of a majority of the directors then in office, provided that the shareholders have the right to fill any vacancy created by removal of a director by a vote of shareholders. Community Banc-Corp’s articles of incorporation provide that any vacancy created by removal of a director by a vote of shareholders may be filled by the affirmative vote of 80% of the shares voting to remove such director (see below for removal requirements).

Removal of Directors
Heartland	Community Banc-Corp
Under the DGCL, directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote on their election; however, in the case of a corporation whose board is classified, stockholders may effect such removal only for cause unless the certificate of incorporation otherwise provides.
Heartland’s certificate of incorporation provides that a director may only be removed for cause and by an affirmative vote of 70% of the outstanding shares entitled to vote generally in the election of directors at an annual meeting of stockholders or a meeting of the stockholders called for that purpose.

Under the WBCL, shareholders of a corporation may remove a director with or without cause, unless the corporation’s articles of incorporation or bylaws provide that a director may only be removed for cause.
Community Banc-Corp’s bylaws provide that a director may only be removed for cause.

Nomination of Directors for Election
Heartland	Community Banc-Corp
If a stockholder wishes to nominate a person for election as director, the stockholder must give timely notice in proper written form to the Secretary of Heartland. To be timely, such stockholder notice must be received by the Secretary at Heartland’s principal executive offices (1)  not later than the close of business on the 30th day nor earlier than the opening of business on the 75th day before the meeting; provided, however, that in the event the notice of the meeting is given less than 40 days before the meeting, notice must be received not later than 10 days after the date that notice of the meeting was given. To be in proper written form, such stockholder’s notice must be in writing and contain information regarding the nominee to the board of directors and the stockholder bringing the nomination and other information specified in Heartland’s bylaws.

Community Banc-Corp’s bylaws provide that nominations for election to the board by shareholders may only be made by a shareholder of record at the time the corporation gives notice in accordance with the bylaws, and only if the shareholder provides notice by December 31 following the previous year’s meeting. The notice must include (i) the proposing shareholder’s name and address as shown in the records of the company, (ii) the class and number of shares held, (iii) a representation that the shareholder is the holder of record of such shares entitled to vote, and (iv) the name and residence of the nominee, together with an accurate description of the nominees business experience during the preceding five years.

Fiduciary Duty of Directors
Heartland	Community Banc-Corp
Directors of corporations incorporated or organized under Delaware law have fiduciary obligations to the corporation and its stockholders. Pursuant to these fiduciary obligations, the directors must act in accordance with the so-called duties of “due care” and “loyalty.” Under Delaware law, the duty of care requires that the directors act in an informed and deliberative manner and to inform themselves, prior to making a business decision, of all material information reasonably available to them. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest and in a manner that the directors reasonably believe to be in the best interests of the corporation.
The WBCL permits directors to consider the interests of constituencies other than the corporation and its shareholders in discharging their fiduciary duties.

Anti-Takeover Provisions
Heartland	Community Banc-Corp
The DGCL generally prohibits certain Delaware corporations from engaging in any “business combination” with any “interested stockholder” for a period of three years following the time that the stockholder became an interested stockholder unless:
• before that time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
• upon completion of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by persons who are directors or officers and by employee stock plans in which employee participants do not have the right to determine confidentiality whether shares held subject to the plan will be tendered in a tender or exchange offer; or
• at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.
The DGCL generally defines “business combination” as:
•    any merger or consolidation of the corporation with the interested stockholder;
• any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;
•    subject to specified exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
• any transaction involving the corporation that increases the proportionate share of the stock of any class or series of the corporation owned by the interested stockholder; or
• any receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.
Generally, the DGCL defines an “interested stockholder” as (i) any entity or person owning 15% or more of the outstanding voting stock of the corporation, or (i) an affiliate or associate of the corporation who was the owner of 15% or more of the outstanding voting stock of the corporation at during the previous three years
Heartland has elected, in its certificate of incorporation to be subject to the foregoing provisions.

The WBCL protects domestic corporations that have a class of voting stock registered under Section 12(g) of the Securities Exchange Act of 1934 from abusive takeover tactics by preventing a person from engaging in specified transactions with the corporation or from taking specific actions after acquisition of a specified portion of the corporation’s shares. Because Community Banc-Corp does not have a class of securities so registered, these provisions do not apply to Community Banc-Corp.

Shareholder Meetings
Heartland	Community Banc-Corp
Annual Meetings. Under Heartland’s bylaws an annual meeting of the stockholders must be held on the Wednesday following the third Tuesday of May each year or on such other date as the board of directors may determine.
Special Meetings. Under the DGCL, a special meeting may be called by the board of directors or such person or persons as may be authorized by the certificate of incorporation or the bylaws. Heartland’s bylaws provide that special meetings of the stockholders may be called by the chairman of the board, the vice chairman of the board, the president, the board, or at the written request of stockholders representing a majority of outstanding voting shares.

Annual Meetings. Under Community Banc-Corp’s bylaws an annual meeting of shareholders must be held on a specified date each year or at such other date and time within 30 days before or after such date as shall be fixed by, or at the direction of, the board of directors.
Special Meetings. Under the WBCL, the board of directors, any person authorized by the articles of incorporation or bylaws, and holders of at least 10% of all votes entitled to be cast on any issue proposed to be considered at the proposed special meeting, may call a special meeting of shareholders. Community Banc-Corp’s bylaws provide that special meetings of shareholders of Community Banc-Corp may be called by the chairman of the board, the president or the board of directors, and shall be called by the president upon the request of not less than on tenth of all the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting or one third of the directors then in office.

Shareholder Action Without a Meeting
Heartland	Community Banc-Corp
Unless prohibited by the certificate of incorporation, the DGCL provides that stockholders may take action by written consent in lieu of a stockholders meeting if signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Heartland’s certificate of incorporation provides that actions of its stockholders must be effected at a duly called meeting and may not be effected in writing.

Under the WBCL, action required or permitted to be taken at a shareholders’ meeting may be taken without a meeting: (i) without action by the board of directors, by all shareholders entitled to vote on the action; or (ii) if the articles of incorporation so provide, by shareholders who would be entitled to vote at a meeting those shares with voting power to cast not less than the minimum number or, in the cast of voting by voting groups, numbers of votes that would be necessary to authorize or take the action at a meeting at which all shares entitled to vote were present and voted. Community Banc-Corp’s bylaws provide that any action required or permitted to be taken at a meeting of shareholders may be taken without a meeting only by unanimous written consent or consents unless otherwise provided in Community Banc-Corp’s articles of incorporation. Community Banc-Corp’s articles of incorporation are silent as to action without a meeting.

Submission of Shareholder Proposals
Heartland	Community Banc-Corp
Heartland’s bylaws provide that if a stockholder wishes to bring business before an annual meeting, the stockholder must give timely notice to the secretary of Heartland. To be timely, the notice must be delivered, mailed or telegraphed to the principal executive offices of Heartland not less than 30 days nor more than 75 days prior to the date of the originally scheduled meeting; provided, that if less than 40 days’ notice of the date of the scheduled meeting is given, to be timely, notice must be delivered, mailed or telegraphed not later than the close of business on the 10th day following the day on which notice of the date of the scheduled meeting was first mailed to stockholders. The stockholder’s notice must set forth as to each matter the stockholder proposes to bring before the meeting: (i) a brief description of the proposal desired to be brought before the meeting and the reasons for conducting such business at the meeting; (ii) the name and address of the stockholder proposing such business; (iii) the number of shares of Heartland’s common stock beneficially owned by such stockholder on the date of such stockholder’s notice; and (iv) any financial or other interest of such stockholder in the proposal.

Community Banc-Corp’s bylaws provide that if a shareholder wishes to bring business before an annual meeting, then the shareholder must have given timely notice thereof in writing to the Secretary of Community Banc-Corp To be timely, a shareholder’s notice must be received by the Secretary at the principal office of Community Banc-Corp, not later than the close of business on December 31 following the previous year’s meeting. The shareholder’s notice to the Secretary must set forth (i) the proposing shareholder’s name and address as shown in the records of the company, (ii) the class and number of shares held, (iii) a representation that the shareholder is the holder of record of such shares entitled to vote, and (iv) as to each matter the shareholder proposes to bring before the annual meeting: (A) a brief description of the business to be brought before the meeting, (B) the proposing shareholder’s reasons for conducting the business, and (C) any material interest in such business by the shareholder.

Notice of Shareholder Meetings
Heartland	Community Banc-Corp
The Heartland bylaws provide that it shall notify those stockholders of the place, date, and time of the meeting not less than 10 nor more than 60 days before the date of the meeting or in the case of a merger or consolidation of Heartland requiring stockholder approval or a sale, lease or exchange of all or substantially all of Heartland’s property and assets, not less than 20 nor more than 60 days before the date of meeting. If the notice is for a meeting other than the annual meeting, the notice shall also specify the purpose or purposes for which the meeting is called.

Community Banc-Corp’s bylaws provide that it shall notify those shareholders entitled to vote of the date, time and place of each shareholders meeting not less than 10 nor more than 60 days before the meeting date. If notice is to consider an amendment to the articles of incorporation, a plan of merger or share exchange, or disposition of the company’s property, the notice must so state and include a copy of the amendment to the articles, the plan of merger of share exchange or the plan of disposition.

Shareholder Vote Required for Mergers and Sales
Heartland	Community Banc-Corp
The DGCL generally requires that a merger or consolidation or sale, lease or exchange of all or substantially all of a corporation’s property and assets be approved by the directors and by a majority of the outstanding stock entitled to vote thereon. Under the DGCL, a surviving corporation need not obtain stockholder approval for a merger if:
• the merger agreement does not amend the certificate of incorporation of the surviving corporation;
• each share of the surviving corporation’s stock outstanding prior to the merger remains outstanding in identical form after the merger; or
• either no shares of common stock of the surviving corporation are to be issued or delivered in the merger, or, if common stock will be issued or delivered, it will not increase the number of shares of common stock outstanding prior to the merger by more than 20%.
In addition, the DGCL permits the merger of one corporation, of which at least 90% of the outstanding shares of each class is owned by another corporation, with or into the other corporation, without shareholder approval of either corporation.
Heartland’s certificate of incorporation provides that a merger or consolidation or a sale, lease or exchange of all or substantially all of Heartland’s property and assets requires the affirmative vote of 70% of Heartland’s voting shares unless such transaction (i) is approved by resolution adopted by not less than 66-2/3% of Heartland’s board of directors, (ii) is with a corporation of which the majority of the outstanding shares are owned by Heartland, or (iii) does not require stockholder approval pursuant to the DGCL.

The WBCL provides that, unless the articles of incorporation or bylaws require a greater vote or a vote by voting groups, a merger to which a Wisconsin corporation is a party must be approved by the affirmative vote of the holders of a majority of the shares entitled to vote on the merger and the affirmative vote of the holders of a majority of the shares of each class or series entitled to vote separately on the merger, if any. Approval of a plan of merger by the shareholders of the surviving corporation is not required if: (i) the articles of incorporation of the surviving corporation will not differ, except for limited changes; (ii) the number of shares and the rights and preferences of the shares held by the surviving corporation’s shareholders prior to the merger will not change immediately after the merger; and (iii) the number of voting shares of the surviving corporation outstanding immediately after the merger plus the number of voting shares issuable as a result of the merger will not be greater than 20% of the total number of voting shares of the surviving corporation outstanding immediately before the merger.
Community Banc-Corp’s articles of incorporation provide that a merger or consolidation or a sale, lease or exchange of all or substantially all of Community Banc-Corp’s property and assets requires the affirmative vote of 75% of Community Banc-Corp’s voting shares, except that a vote of only a majority of such shares is required if the transaction has been approved by a majority of the entire board of directors prior to the mailing to shareholders of the notice of the meeting at which the shareholders' vote on the matter is to be held. The merger was unanimously approved by the Community Banc-Corp board of directors prior to the mailing of this proxy statement/prospectus which contains the notice of the special meeting of Community Banc-Corp's shareholders to approve the merger agreement.

Distributions
Heartland	Community Banc-Corp
The DGCL allows the board of directors to authorize a corporation to declare and pay dividends and other distributions to its stockholders, subject to any restrictions contained in the certificate of incorporation, either out of surplus, or, if there is no surplus, out of net profits for the current or preceding fiscal year in which the dividend is declared. However, a distribution out of net profits is not permitted if a corporation’s capital is less than the amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets, until the deficiency has been repaired. Holders of Heartland’s common stock, subject to the rights of holders of Heartland’s preferred stock, are entitled to receive such dividends as may be declared thereon from time to time by the board of directors, in the manner and upon the terms and conditions provided by law and its certificate of incorporation.
In addition to the restrictions discussed above, Heartland’s ability to pay dividends to its stockholders may be affected by policies of the Federal Reserve applicable to bank holding companies which provide that a bank holding company should not pay cash dividends unless its net income available to common stockholders over the past year has been sufficient to fully fund the dividends and the prospective rate of earnings retention appears consistent with its capital needs, asset quality, and overall financial condition.
Under the certificate of designations of the Non-Cumulative Perpetual Preferred Stock, Series C, Heartland is prohibited from paying dividends or redeeming shares (i) if it has failed to pay dividends on such series C preferred stock, or (ii) if the dividend would cause its tier 1 capital to be less than the difference between (x) 90% of its tier 1 capital on September 15, 2011 ($281.2 million), and (y) net charge-offs and any redemptions of the Series C Preferred Stock (subject to reduction in certain instances).

Under the WBCL, the board of directors may authorize and the corporation may make distributions to its shareholders, including in connection with the repurchase of the corporation’s shares, in amounts determined by the board, unless: (i) after the distribution the corporation would not be able to pay its debts as they become due in the usual course of business; or (ii) the corporation’s total assets after the distribution would be less than the sum of its total liabilities, plus, unless the articles of incorporation provide otherwise, the amount that would be needed to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution, if the corporation were to be dissolved at the time of distribution.

In addition to the restrictions discussed above, Community Banc-Corp’s ability to pay dividends to its shareholders may be affected by policies of the Federal Reserve applicable to bank holding companies which provide that a bank holding company should not pay cash dividends unless its net income available to common shareholders over the past year has been sufficient to fully fund the dividends and the prospective rate of earnings retention appears consistent with its capital needs, asset quality, and overall financial condition.

Dissenters’ Rights of Appraisal
Heartland	Community Banc-Corp
Under the DGCL, stockholders have appraisal rights in connection with mergers and consolidations, provided the stockholder complies with certain procedural requirements of the DGCL. However, this right to demand appraisal does not apply to shares of any class or series of stock if, at the record date fixed to determine the stockholders entitled to receive notice of and to vote:
• the shares are listed on a national securities exchange; or
• the shares are held of record by more than 2,000 stockholders.
Further no appraisal rights are available for shares of stock of a constituent corporation surviving a merger if the merger does not require a vote of the stockholders of the surviving corporation.
Regardless of the above, appraisal rights are available for the shares of any class or series of stock if the holders are required by the terms of an agreement of merger or consolidation to accept for their stock anything other than:
• shares of stock of the corporation surviving or resulting from the merger or consolidation;
• shares of stock of any other corporation which, at the effective date of the merger or consolidation, will be listed on a national securities exchange, or held of record by more than 2,000 stockholders;
• cash in lieu of fractional shares of the corporations described in either of the above; or
• any combination of the shares of stock and cash in lieu of fractional shares described in any of the three above.
A Delaware corporation may provide in its certificate of incorporation that appraisal rights shall be available for the shares of any class or series of its stock as the result of an amendment to its certificate of incorporation, any merger or consolidation to which the corporation is a party, or the sale of all or substantially all of the assets of the corporation. Heartland’s certificate of incorporation and bylaws do not address appraisal rights.

Under the WBCL, a shareholder may dissent from, and obtain payment of the fair value of his or her shares in the event of specified mergers, share exchanges and transactions involving the sale of all or substantially all of the corporation’s property other than in the usual and regular course of business.  However, this right to dissent does not apply to the holders of shares of any class or series if the shares of the class or series are registered on a national securities exchange or quoted on the National Association of Securities Dealers, Inc., automated quotations system on the record date fixed to determine the shareholders entitled to notice of a shareholders meeting at which shareholders are to vote on the proposed corporate action.
Community Banc-Corp’s shareholders are entitled to dissenters’ rights in the merger.

Shareholder Class Voting Rights
Heartland	Community Banc-Corp
The DGCL provides that unless otherwise provided in a corporation’s certificate of incorporation, each stockholder is entitled to one vote for each share of capital stock held by such stockholder.
Heartland’s certificate of incorporation provides that the Series A Junior Participating Preferred Stock shall have the right to vote with the common stock and shall have no other special voting rights unless Heartland fails to pay 6 consecutive quarterly dividends, in which case, the Series A may elect 2 additional directors to the board of directors which directors will hold office until Heartland pays such dividends. The Series B and Series C preferred stock have no voting rights except (i) on failure of Heartland to pay 6 quarterly dividends (in which case such holders may elect 2 additional directors to the board of directors which directors will hold office until Heartland pays such dividends), and (ii) a 66 2-3% affirmative class vote shall be required for authorization of any senior preferred stock, amendment to the terms of the preferred stock, any share exchange or reclassification involving the preferred stock or merger or consolidation of Heartland with another entity unless such preferred shares remain outstanding or converted into equivalent securities.

Under the WBCL, holders of a particular class of shares are entitled to vote as a separate class if the rights of that class are affected in various respects by mergers, consolidations or amendments to the articles of incorporation. The WBCL provides that the presence or absence of dissenters’ rights for a voting group affects the right of that group to vote on amendments to a corporation’s articles of incorporation. If a voting group would have dissenters’ rights as a result of the amendment, then a majority of the votes entitled to be cast by that voting group is required for adoption of the amendment.
Community Banc-Corp’s articles of incorporation provide that the nonvoting preferred stock shall not have any voting rights, except those rights expressly required in the WBCL.

Indemnification
Heartland	Community Banc-Corp
A Delaware corporation is required to indemnify a present or former director or officer against expenses actually and reasonably incurred in an action that such person successfully defends on the merits or otherwise.
A corporation may indemnify any director, officer, employee or agent who is or is threatened to be made a party to a non-derivative proceeding against expenses, judgments and settlements incurred in connection with the proceeding, provided the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful. A director, officer, employee or agent made or threatened to be made a party to a derivative action can be indemnified to the same extent, except that indemnification is not permitted with respect to claims in which the person has been adjudged liable to the corporation unless the court determines to allow indemnity for expenses.
Any permissive indemnification of a present or former director, officer, employee or agent, unless ordered by a court, shall be made by the corporation upon a determination by: (i) a majority vote of the disinterested directors even though less than a quorum; (ii) a committee of disinterested directors, designated by a majority vote of such directors even though less than a quorum; (iii) independent legal counsel in a written opinion; or (iv) the stockholders. The statutory rights regarding indemnification are not exclusive.
Heartland’s bylaws provide that Heartland shall indemnify a director or officer made party to a proceeding by reason of the fact that he or she is or was a director or officer of the corporation against expenses, judgments, fines and settlements in the circumstances that the Delaware statute allows, and under the authority of one of the groups specified above, excluding independent legal counsel.

The WBCL requires a corporation to indemnify a director or officer, to the extent that he or she has been successful on the merits or otherwise in the defense of a proceeding, for all reasonable expenses incurred in the proceeding if the director or officer was a party because he or she is or was a director or officer of the corporation. Indemnification is also required in other instances, unless the director or officer is personally liable because the director or officer breached or failed to perform a duty that he or she owes to the corporation and the breach or failure to perform constitutes any of the following:
• a willful failure to deal fairly with the corporation or its shareholders in connection with a matter in which the director or officer has a material conflict of interest;
• a violation of the criminal law, unless the director or officer had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful;
• a transaction from which the director or officer derived an improper personal benefit; or
• willful misconduct.
 The WBCL provides that reasonable expenses incurred by a director or officer who is a party to a proceeding may be paid or reimbursed by a corporation as incurred it the director of officer furnishes to the corporation a written affirmation of his or her good faith belief that he or she has not breached or failed to perform his or her duties to the corporation and a written undertaking to repay any amounts advanced if it is determined that indemnification by the corporation is not required.
The indemnification provisions of the WBCL are not exclusive. A corporation may provide directors and officers additional rights to indemnification, except for conduct described above, in (i) the articles of incorporation or bylaws; (ii) by a written agreement between the director or officer and the corporation; (iii) by a resolution adopted by the board of directors; or (iv) by a resolution that is adopted, after notice, by a majority vote of all of the corporation’s voting shares then issued and outstanding.
The WBCL allows a corporation to limit its obligation to indemnify directors and officers. Any limitation or reduction in the right to indemnification may only be prospective from the date of such vote. Community Banc-Corp’s articles of incorporation and bylaws are silent on this matter.

Community Banc-Corp’s bylaws effectively provide that Community Banc-Corp (x) shall indemnify a director or officer in the same instances as required by statute, (y) shall pay or reimburse expenses as incurred if the director or officer furnishes the affirmation and agreement to reimburse, (z) and shall follow the statutory procedures for determination of the right to indemnification. The bylaws also provide for a right to partial indemnification, and for optional indemnification of employees and agents.

Limitations on Directors’ Liability
Heartland	Community Banc-Corp
Under the DGCL, a Delaware corporation’s certificate of incorporation may eliminate director liability for all acts except: (i) an act or omission not in good faith or that involves intentional misconduct or knowing violation of the law; (ii) a breach of the duty of loyalty; (iii) improper personal benefits; or (iv) certain unlawful distributions. Heartland’s certificate of incorporation contains such an exculpatory provision.

Under the WBCL, a director is not liable to the corporation, its shareholders, or any person asserting rights on behalf of the corporation or its shareholders for damages, settlements, fees, fines, penalties or other monetary liabilities arising from a breach of, or failure to perform, any duty resulting solely from his or her status as a director, unless the person asserting liability proves that the breach or failure to perform constitutes:
• a willful failure to deal fairly with the corporation or its shareholders in connection with a matter in which the director has a material conflict of interest;
• a violation of criminal law, unless the director had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful;
• a transaction from which the director derived an improper personal profit; or
• willful misconduct.
Community Banc-Corp’s bylaws include the same language as the WBCL on the limitations on directors’ liability.
Under the WBCL, a director or officer, in discharging his or her duties to the corporation and determining what he or she believes to be in the best interests of the corporation may, in addition to considering the effects of any action on shareholders, consider:
• the effects of the action on employees, suppliers and customers of the corporation;
• the effects of the action on the communities in which the corporation operates; and
• any other factors that the director or officer considers pertinent.

Amendment of Certificate or Articles of Incorporation
Heartland	Community Banc-Corp
Under the DGCL, under the following circumstances, a class of stockholders has the right to vote separately on an amendment to a Delaware corporation’s certificate of incorporation even if the certificate does not include such a right: (i) increasing or decreasing the aggregate number of authorized shares of the class (the right to a class vote under this circumstance may be eliminated by a provision in the certificate of incorporation); (ii) increasing or decreasing the par value of the shares of the class; or (iii) changing the powers, preferences, or special rights of the shares of the class in a way that would affect them adversely. Approval by outstanding shares entitled to vote is also required. Further, a separate series vote is not required unless a series is adversely affected by an amendment in a manner different from other shares in the same class. Under the DGCL, a corporation’s certificate of incorporation also may require, for action by the board of directors or by the holders of any class or series of voting securities, the vote of a greater number or proportion than is required by the DGCL, and the provision of the certificate of incorporation requiring such greater vote may also provide that such provision cannot be altered, amended or repealed except by such greater vote.

The Heartland certificate of incorporation provides that the provisions regarding (i) amendment to bylaws and certificate of incorporation, (ii) the size, qualifications and classes of the board of directors, (iii) additional voting requirements, (iv) business combinations with interested stockholders, and (v) stockholder action by written consent, shall not be amended, changed or repealed unless approved by the affirmative vote of the holders of shares having at least 70% of the voting power of all outstanding stock entitled to vote thereon, unless such amendment, change or repeal was approved by at least 66-2/3% of the directors.

Under the WBCL, a corporation’s board of directors may adopt one or more amendments to the corporation’s articles of incorporation without shareholder action in a limited number of specified circumstances. The WBCL also provides that the board of directors of a corporation may propose one or more amendments to the articles of incorporation for submission to shareholders. The board of directors may condition its submission of the proposed amendment on any basis. Unless the articles of incorporation or bylaws require a greater vote or a vote by voting groups, the amendment is adopted if approved by all of the following: (i) a majority of the votes entitled to be cast on the amendment by each voting group with respect to which the amendment would create dissenters’ rights; and (ii) the votes required by every other voting group entitled to vote on the amendment.
Community Banc-Corp’s articles of incorporation provide that the articles of incorporation may be amended, altered or repealed by the affirmative vote of the holders of a majority of all outstanding shares entitled to vote on such amendment and a duly convened and noticed meeting of the shareholders; provided that the affirmative vote of the holders of at least 75% of the outstanding shares of stock entitled to vote on such amendment shall be required to adopt any amendment to the provisions regarding voting requirements for a merger, consolidation or sale of assets and amendments to the certificate of incorporation.

Amendment of Bylaws
Heartland	Community Banc-Corp
Under the DGCL, stockholders entitled to vote have the power to adopt, amend or repeal bylaws. In addition, a corporation may, in its certificate of incorporation, confer such power upon the board of directors. However, the stockholders always retain the power to adopt, amend or repeal the bylaws, even though the board of directors may also be delegated such power.
Heartland’s certificate of incorporation and bylaws provide that the bylaws also may be amended, altered or repealed by (i) the stockholders, provided such amendment, alteration or repeal is approved by the affirmative vote of holders of not less than 70% of the outstanding shares of stock entitled to vote at an election of directors, or (ii) the affirmative vote of not less than 66 2/3% of the directors.

Under the WBCL, a corporation’s board of directors may amend or repeal the corporation’s bylaws or adopt new bylaws except to the extent that the articles of incorporation or the WBCL reserve that power exclusively to the shareholders or the shareholders in adopting, amending or repealing a particular by-law provide within the bylaws that the board of directors may not amend, repeal or adopt that by-law. A corporation’s shareholders may amend or repeal the corporation’s bylaws or adopt new bylaws even though the board of directors may also amend or repeal the corporation’s bylaws or adopt new bylaws.
Community Banc-Corp’s bylaws provide that Community Banc-Corp’s bylaws may be amended, altered or repealed, and new bylaws may be enacted, only by the affirmative vote of not less than a majority of the shares present or represented at any annual or special meeting at which a quorum is in attendance, or (ii) by the board of directors but no by-law adopted by the shareholders shall be amended or repealed by the board of directors if the by-law so adopted so provides.

Shareholder Inspection Rights
Heartland	Community Banc-Corp
Under the DGCL, every stockholder of record has the right to inspect, upon written demand under oath stating the stockholder’s purpose for inspection, in person or by agent or attorney, the corporation’s stock ledger, stockholder list, its other books and records and, subject to certain restrictions, the books and records of a subsidiary of the corporation.

Under the WBCL, each shareholder and his or her agent or attorney has the right to inspect and copy subject to specified requirements (including having a proper purpose) the list of shareholders entitled to notice of a shareholder’s meeting. The list shall be arranged by class or series of shares and show the address of and number of shares held by each shareholder. Inspections must be conducted during regular business hours at the shareholder’s expense. This right of inspection begins two business days after notice of the shareholders’ meeting is given and continues through the meeting. This right of inspection may be exercised upon written demand.
The WBCL further provides that both shareholders of record and beneficial shareholders of a corporation who satisfy specified requirements, and their attorneys and agents, have the right to inspect and copy the corporation’s bylaws and, subject to the requirements discussed below, minutes of meetings and consent actions of the board of directors and shareholders, records of actions taken by a committee of the board of directors on behalf of the corporation, accounting records and the record of shareholders. Inspections must be conducted during regular business hours. Notice of a demand must be given five business days before the date on which the shareholder wants to inspect and copy the records. For records other than the bylaws, the demand must be made in good faith and for proper purpose, and the person must have been a shareholder for at least six months before his or her demand or hold at least five percent of the outstanding shares of the corporation. The WBCL also requires corporation to mail a copy of its latest financial statements to any shareholder who requests a copy in writing.

CERTAIN OPINIONS

The validity of the securities offered by this proxy statement/prospectus will be passed upon for Heartland by Dorsey & Whitney LLP.
Reinhart Boerner Van Deuren s.c. has delivered an opinion concerning material federal income tax consequences of the merger. See “Description of Merger-Material Federal Income Tax Consequences of the Merger” on page 28.
EXPERTS

The consolidated financial statements of Heartland Financial USA, Inc. as of December 31, 2013, and 2012, and for each of the years in the three-year period ended December 31, 2013, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2013, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION

Heartland files annual, quarterly and current reports, proxy statements and other information with the SEC. Heartland’s SEC filings are available to the public through the Internet at the SEC web site at http://www.sec.gov. You may also read and copy any document Heartland files with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference facilities and their copy charges. You may also obtain copies of our SEC filings at the office of The NASDAQ Stock Market located at One Liberty Plaza, 165 Broadway, New York, NY 10006. For further information on obtaining copies of Heartland’s public filings at The NASDAQ Stock Market, you should call 1-212-401-8700.
The SEC allows Heartland to incorporate by reference into this proxy statement/prospectus the information it files with the SEC. This allows Heartland to disclose important information to you by referencing those filed documents. Heartland has previously filed the following documents with the SEC and is incorporating them by reference into this proxy statement/prospectus:

•	Heartland’s Annual Report on Form 10-K for the year ended December 31, 2013;

•
Heartland’s definitive proxy statement for its annual meeting of stockholders held May 21, 2014, filed on April 4, 2014, as supplemented by the supplement to definitive proxy statement filed May 8, 2014;

•	Heartland’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2014, June 30, 2014 and September 30, 2014;

•	Heartland’s Current Reports on Form 8-K filed on January 27, 2014, May 8, 2014, May 23, 2014 and December 3, 2014 ; and

•
the description of Heartland’s common stock and preferred share purchase rights included in its registration statements on Form 8-A filed with the SEC, including any amendment or reports filed for the purpose of updating such description, and in any other registration statement or report filed by us under the Exchange Act, including any amendment or report filed for the purpose of updating such description.

Heartland is also incorporating by reference any future filings made by it with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial filing of the registration statement of which this proxy statement/prospectus is a part and before the filing of a post-effective amendment to that registration statement that indicates that all securities offered hereunder have been sold or that deregisters all securities then remaining unsold. The most recent information that Heartland files with the SEC automatically updates and supersedes more dated information.

You can obtain a copy of any documents which are incorporated by reference in this proxy statement/prospectus or any supplement at no cost by writing or telephoning us at:
Investor Relations
Heartland Financial USA, Inc.
Attn: Michael J. Coyle, Corporate Secretary
1398 Central Avenue
Dubuque, Iowa 52001
(563) 589-2100
This document contains a description of the representations and warranties that each of Community Banc-Corp and Heartland made to the other in the merger agreement. Representations and warranties made by Community Banc-Corp, Heartland and other applicable parties are also set forth in contracts and other documents (including the merger agreement) that are attached or filed as exhibits to this document or are incorporated by reference into this document. These representations and warranties were made as of specific dates, may be subject to important qualifications and limitations agreed to between the parties in connection with negotiating the terms of the agreement, and may have been included in the agreement for the purpose of allocating risk between the parties rather than to establish matters as facts. These materials are included or incorporated by reference only to provide you with information regarding the terms of the agreements. Accordingly, the representations and warranties and other provisions of the agreements (including the merger agreement) should not be read alone, but instead should be read only in conjunction with the other information provided elsewhere in this document or incorporated by reference into this document, including the periodic and current reports and statements that Heartland files with the SEC.
You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus or any supplement relating to the offered securities. We have not authorized anyone to provide you with different information. You should not assume that the information in this proxy statement/prospectus or any supplement is accurate as of any date other than the date on the front cover of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

APPENDIX A
MERGER AGREEMENT
between
Community Banc-Corp. of Sheboygan, Inc.
and
Heartland Financial USA, Inc.
dated
October 22, 2014

4.17	No Brokers or Finders	A-34
4.18	Employees	A-35
4.19	Employee Benefit Plans	A-37
4.20	Insurance	A-40
4.21	Affiliate Transactions	A-40
4.22	Compliance with Laws; Permits	A-40
4.23	Administration of Fiduciary Accounts	A-41
4.24	Disclosure	A-41
4.25	Regulatory Approvals	A-41
4.26	Interest Rate Risk Management Instruments	A-41
4.27	Disclosures in Schedules	A-42

ARTICLE 5 CONDUCT OF BUSINESS PENDING THE MERGER		A-42

5.1	Conduct of Business	A-42
5.2	Access to Information; Confidentiality	A-44
5.3	Notice of Developments	A-45
5.4	Certain Loans and Related Matters	A-45
5.5	Monthly Financial Statements and Pay Listings	A-45
5.6	Consents and Authorizations	A-46
5.7	Filing of Tax Returns and Adjustments	A-46
5.8	No Solicitation	A-46

ARTICLE 6 ADDITIONAL COVENANTS AND AGREEMENTS		A-48

6.1	The Bank Merger	A-48
6.2	Filings and Regulatory Approvals	A-48
6.3	Expenses	A-48
6.4	Title Insurance and Surveys.	A-48
6.5	Shareholder Approval; Registration Statement	A-49
6.6	Establishment of Accruals	A-51
6.7	Employee Matters	A-51
6.8	Tax Treatment	A-53
6.9	Updated Schedules	A-53

ARTICLE 7 CONDITIONS		A-53

7.1	Conditions to Obligations of Each Party	A-53
7.2	Additional Conditions to Obligation of CBCS	A-54
7.3	Additional Conditions to Obligation of Heartland	A-55

ARTICLE 8 TERMINATION, AMENDMENT AND WAIVER		A-56

8.1	Reasons for Termination	A-56
8.2	Effect of Termination	A-58
8.3	Expenses	A-58

8.4	CBCS Termination Payments	A-59
8.5	Amendment	A-59
8.6	Waiver	A-59

ARTICLE 9 GENERAL PROVISIONS		A-59

9.1	Press Releases and Announcements	A-59
9.2	Notices	A-59
9.3	Assignment	A-60
9.4	No Third Party Beneficiaries	A-61
9.5	Schedules	A-61
9.6	Interpretation	A-61
9.7	Severability	A-61
9.8	Complete Agreement	A-61
9.9	Governing Law	A-61
9.10	Specific Performance	A-61
9.11	Waiver of Jury Trial	A-62
9.12	Investigation of Representations, Warranties and Covenants	A-62
9.13	No Survival of Representations	A-62

MERGER AGREEMENT
This MERGER AGREEMENT (the “Agreement”), dated October 22, 2014, is made and entered into by and between Heartland Financial USA, Inc., a Delaware corporation (“Heartland”), and Community Banc-Corp. of Sheboygan, Inc., a Wisconsin corporation (“CBCS”).
WHEREAS, the respective Boards of Directors of Heartland and CBCS have determined that it is advisable and in the best interests of Heartland and CBCS and their respective shareholders to consummate the merger of CBCS with and into Heartland as described in article 2 of this Agreement (the “Merger”);
WHEREAS, as a result of the Merger, all of the common stock, no par value, of CBCS (the “CBCS Common Stock”), and Series C Perpetual, Convertible Preferred Stock, no par value, of CBCS (the “CBSC Convertible Preferred Stock”), will be converted into shares of the common stock, $1.00 par value, of Heartland (“Heartland Common Stock”) on the terms and subject to the conditions set forth in this Agreement;
WHEREAS, CBCS owns all of the issued and outstanding capital stock of Community Bank & Trust, a Wisconsin state bank (“CBT”), and Heartland owns all of the issued and outstanding capital stock of Wisconsin Bank and Trust, a Wisconsin state bank (“WBT”), and Heartland and CBCS desire that CBT be merged with and into WBT simultaneous with, or immediately after, the Merger (the “Bank Merger”); and
WHEREAS, Heartland and CBCS desire that the Merger be made on the terms and subject to the conditions set forth in this Agreement and that the Merger qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”).
NOW, THEREFORE, in consideration of the representations, warranties and covenants contained herein, the parties hereto agree as follows:
ARTICLE 1
DEFINITIONS

“Acquisition Proposal” means any offer, proposal, inquiry or indication of interest (other than an offer, proposal, inquiry or indication of interest by Heartland) contemplating or otherwise relating to any Acquisition Transaction.

“Acquisition Transaction” means any transaction or series of transactions involving (a) any merger, consolidation, share exchange, business combination, issuance of securities, acquisition of securities, tender offer, exchange offer or other similar transaction (i) in which CBCS, CBT or any other Subsidiary is a constituent corporation, (ii) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 15% of the outstanding securities of any class of voting securities of the CBCS, CBT or any other Subsidiary or (iii) in which CBCS, CBT or any other Subsidiary issues or sells securities representing more than 20% of the outstanding securities of any class of voting securities of the CBCS, CBT or any other Subsidiary; or (b) any sale (other than sales in the Ordinary Course of Business), lease (other than in the Ordinary Course of Business), exchange, transfer (other than in the Ordinary Course of Business), license (other than nonexclusive licenses in the Ordinary Course of Business), acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated net revenues, net income or assets of CBCS, CBT or any other Subsidiary.
“Adjusted Tangible Assets” means, as of the Determination Date, the Tangible Assets of CBCS, less the sum of (A) any Transaction Costs, and (B) any Severance Costs.
“Adjusted Tangible Shareholders’ Equity” means the sum of (a) the excess of the Adjusted Tangible Assets of CBCS over the liabilities (calculated in accordance with GAAP) of CBCS as of the Determination Date, without giving effect to any Heartland Accruals, and (b) $17,500 multiplied by the number of days from the Determination Date through the Closing Date.
“Aggregate Merger Consideration” means the Adjusted Tangible Shareholders’ Equity of CBCS as of the close of business on the Determination Date multiplied by 1.55.
“Agreement” has the meaning set forth in the first paragraph of this Agreement.
“Affiliate” has the meaning set forth in Rule 12b-2 under the Exchange Act.
“Average Closing Price” means (a) the sum, for each of the twenty (20) trading days ending five calendar days prior to the Closing Date, of the product of (i) the closing price of Heartland Common Stock as quoted on the Nasdaq Global Select Market for such trading day multiplied by, (ii) the trading volume of Heartland Common Stock reported on the Nasdaq Global Select Market for such trading day, divided by (b) the aggregate trading volume over such twenty (20) day period.
“Business Day” means any day other than Saturday, Sunday or a day on which a state bank is required to be closed under Wisconsin Law.
“CBCS Common Stock” has the meaning set forth in the recitals.
“CBCS Convertible Preferred Stock” has the meaning set forth in the recitals.
“Cash Merger Consideration” means the Aggregate Merger Consideration less the Stock Merger Consideration.
“Charter” means (x) with respect to any corporation or banking association, those instruments that at that time constitute its charter as filed or recorded under the general corporation or other applicable law of the jurisdiction of incorporation or association, including the articles or certificate of incorporation or association, any amendments thereto and any articles or certificates of merger or consolidation, and (y) with respect to any partnership, those agreements and instruments that at that time constitute the partnership agreement as filed or recorded under the partnership or other applicable law of the jurisdiction of organization, or executed by the partners of such partnership, including any amendments thereto.
“Code” means the Internal Revenue Code of 1986, as amended.
“Common Stock Equivalent Shares Outstanding” means, immediately before the Effective Time, (a) the number of shares of CBCS Common Stock issued and outstanding, plus (b) 4166 2/3 multiplied by the number of shares of CBCS Convertible Preferred Stock Outstanding .
“Common Share Cash Consideration Per Share” means (a) the Cash Merger Consideration, divided by (b) the Common Stock Equivalent Shares Outstanding.
“Common Share Stock Consideration Per Share” means a number of shares of Heartland’s common stock equal to (a) the Stock Merger Consideration divided by (b) the product of (i) the Common Stock Equivalent Shares Outstanding and (ii) the Average Closing Price.
“Consent” means any authorization, consent, approval, filing, waiver, exemption or other action by or notice to any Person.
“Contract” means a contract, agreement, lease, commitment or binding understanding, whether oral or written, that is in effect as of the date of this Agreement or any time after the date of this Agreement.
“Determination Date” shall mean the last day of the month preceding the Effective Time.
“Disclosure Schedule” means the schedules delivered by CBCS to Heartland on or prior to the date of this Agreement, which will neither be attached to this Agreement nor publicly available.
“Encumbrance” means any charge, claim, community property interest, easement, covenant, condition, equitable interest, lien, option, pledge, security interest, right of first refusal or restriction of any kind, including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“Governmental Authorization” means any approval, consent, license, permit, waiver, registration or other authorization issued, granted, given, made available or otherwise required by any Governmental Entity or pursuant to Law.
“Governmental Entity” means any federal, state, local, foreign, international or multinational entity or authority exercising executive, legislative, judicial, regulatory, administrative or taxing functions of or pertaining to government.
“Governmental Order” means any judgment, injunction, writ, order, ruling, award or decree by any Governmental Entity or arbitrator.

“Knowledge,” “Knowledge of CBCS”, “Knowledge of Heartland” or other similar phrase means the actual knowledge of a director or executive officer of CBCS or Heartland, as the case may be, and the knowledge that a person performing fully the duties normally assigned to a person in such capacity would have acquired.
“Law” means any constitution, law, ordinance, principle of common law, regulation, statute or treaty of any Governmental Entity.
“Liability” means any liability or obligation whether accrued, absolute, contingent, unliquidated or otherwise, whether due or to become due, whether known or unknown, and regardless of when asserted.
“Litigation” means any claim, action, arbitration, mediation, audit, hearing, investigation, proceeding, litigation or suit (whether civil, criminal, administrative, investigative or informal) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity or arbitrator or mediator.
“Material Adverse Effect” means any change, effect, event or condition, individually or in the aggregate, that has had, or, with the passage of time, could reasonably be expected to have, a material adverse effect on (i) the business, assets, properties, condition (financial or otherwise) or results of operations of CBCS and its Subsidiaries, taken as a whole, or Heartland and its Subsidiaries, taken as a whole, as the case may be, or (ii) the consummation of the transactions contemplated hereby, provided, however, that none of the following changes that arise at or after execution of this Agreement shall be taken into account in determining whether there has been, or will be a Material Adverse Effect: (a) changes that generally affect the banking business in the United States as a whole; (b) changes in the economy or financial or securities markets in the United States in general, (c) changes that are the direct result of acts of war, terrorism or natural disasters in the United States; (d) changes in GAAP; (e) changes in Law or regulation; (f) changes caused by the announcement of this Agreement, actions or omissions required by this Agreement, or by actions taken or omitted to be taken at the written request or written consent of the other party to this Agreement; or (g) failure by CBCS to meet internal or third party projections or forecasts or any published revenue or earnings projections for any period (provided that this exception (g) shall not prevent or otherwise affect any determination that any event, condition, change, occurrence, development or state of facts underlying such failure has or resulted in, or contributed to, a Material Adverse Effect); provided, however, that the foregoing clauses (a) through (e) shall not apply if such effect, change, event, development or circumstance disproportionately adversely affects CBCS and its Subsidiaries, or Heartland and its Subsidiaries, as the case may be, in each case taken as a whole, compared to other Persons that operate in the banking industry.
“Ordinary Course of Business” means the ordinary course of business of CBCS, CBT and the other Subsidiaries consistent with past custom and practice (including with respect to quantity and frequency).
“Outstanding CBCS Shares” shall mean the number of shares of CBCS Common Stock issued and outstanding immediately prior to the Effective Time.

“Permitted Encumbrances” means (i) Encumbrances for Taxes and other governmental charges and assessments that are not yet due and payable or which are being contested in good faith by appropriate proceedings (provided required payments have been made in connection with any such contest), (ii) Encumbrances of carriers, warehousemen, mechanics’ and materialmen and other like Encumbrances arising in the Ordinary Course of Business (provided lien statements have not been filed as of the Closing Date), (iii) easements, rights of way and restrictions, zoning ordinances and other similar Encumbrances affecting the Real Property and which do not unreasonably restrict the use thereof in the Ordinary Course of Business, (iv) statutory Encumbrances in favor of lessors arising in connection with any property leased to CBCS, CBT or any other Subsidiary, (v) Encumbrances reflected in the Latest Financial Statements or arising under Material Contracts and (vi) Encumbrances that will be removed prior to or in connection with the Closing.
“Person” means any individual, corporation (including any non-profit corporation), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, labor union, Governmental Entity or other entity.
“Plan” means every plan, fund, contract, program and arrangement (whether written or not) for the benefit of present or former employees, including those intended to provide (i) medical, surgical, health care, hospitalization, dental, vision, workers’ compensation, life insurance, death, disability, legal services, severance, sickness or accident benefits (whether or not defined in Section 3(1) of ERISA), (ii) pension, profit sharing, stock bonus, retirement, supplemental retirement or deferred compensation benefits (whether or not tax qualified and whether or not defined in Section 3(2) of ERISA) or (iii) salary continuation, unemployment, supplemental unemployment, severance, termination pay, change-in-control, vacation or holiday benefits (whether or not defined in Section 3(3) of ERISA), (w) that is maintained or contributed to by CBCS, CBT or any entity under common control with CBCS within the meaning of Section 414(b), (c), (m), (o), or (t) of the Code (a “Commonly Controlled Entity”), (x) that CBCS, CBT or any other Commonly Controlled Entity has committed to implement, establish, adopt or contribute to in the future, (y) for which CBCS, CBT or any other Commonly Controlled Entity is or may be financially liable as a result of the direct sponsor’s affiliation with CBCS, its Subsidiaries or CBCS’s stockholders (whether or not such affiliation exists at the date of this Agreement and notwithstanding that the Plan is not maintained by CBCS, CBT or any other Commonly Controlled Entity for the benefit of its employees or former employees) or (z) for or with respect to which CBCS, CBT or any other Commonly Controlled Entity is or may become liable under any common law successor doctrine, express successor liability provisions of Law, provisions of a collective bargaining agreement, labor or employment Law or agreement with a predecessor employer. Plan does not include any arrangement that has been terminated and completely wound up prior to the date of this Agreement and for which neither CBCS, CBT nor any other Commonly Controlled Entity has any present or potential liability.
“Preferred Share Cash Consideration Per Share” means (a) the Cash Merger Consideration multiplied by 4166 2/3, and divided by (b) the Common Equivalent Shares Outstanding.
“Preferred Share Stock Consideration Per Share” means a number of shares of Heartland Common Stock equal to (a) the Stock Merger Consideration multiplied by 4166 2/3, and divided by (b) the product of (i) the Common Equivalent Shares Outstanding and (ii) the Average Closing Price.
“Remedies Exception,” when used with respect to any Person, means except to the extent enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting the enforcement of creditors’ rights generally and by general equitable principles.
“Return” means any return, declaration, report, estimate, information return and statement pertaining to any Taxes.
“Severance Costs” means, except to the extent (a) paid before the Determination Date or (b) reflected in an accrual taken before the Determination Date and therefore reflected in the Determination Balance Sheet, any and all amounts paid or payable by agreement to any employee of CBCS, CBT or any Subsidiary, as determined on an after-tax basis, that is contingent upon a change in the ownership of CBCS or a sale of a substantial portion of the assets of CBCS, regardless of whether such payment is due or made before, at or after the Effective Time, including, without limitation, all such payments that could become due after a change in ownership upon voluntary termination of employment of an executive under the Supplemental Executive Retirement Plan agreements of CBCS, CBT or any other Subsidiary. For the avoidance of doubt, Heartland and CBCS agree that the amount of the aggregate accrual as of September 30, 2014 for amounts payable under certain agreements (the “Designated Agreements”) with six current and past executives of CBCS (the “Designated Executives”) are set forth on the attached Confidential Schedule 1, and to the extent the obligation to make payments under the Designated Agreements are not extinguished prior to preparation of, or the amount set forth in Confidential Schedule 1 is not accrued for in the Determination Balance Sheet, such amount shall be a “Severance Cost,” deductible from Adjusted Tangible Assets and the only such Severance Cost so deductible with respect to the Designated Agreements.
“Stock Merger Consideration” means 100% of the Aggregate Merger Consideration; provided, however, that if the Average Closing Price is $22.00 or less, the percentage of the Aggregate Merger Consideration that constitutes the Stock Merger Consideration may be adjusted downward by Heartland to a percentage of not less than 75%.
“Subsidiary” means any Person in which any ownership interest is owned, directly or indirectly, by another Person. When used without reference to CBCS, Subsidiary means both a Direct Subsidiary (as defined in Section 4.1(a), including CBT) and a Bank Subsidiary (as defined in Section 4.1(b)).
“Superior Proposal” means any Acquisition Proposal by a third party on terms which the Board of Directors of CBCS determines in its good faith judgment, after consultation with, and receipt of written advice from, its financial advisors (which advice will be communicated to Heartland), to be more favorable from a financial point of view to its shareholders than the Merger and the other transactions contemplated hereby, after taking into account the likelihood of consummation of such transaction on the terms set forth therein, taking into account all legal, financial (including the financing terms of any such proposal), regulatory and other aspects of such proposal, the likelihood of consummation of any such proposal and any other relevant factors permitted under applicable law, after giving Heartland at least five Business Days to respond to such third-party Acquisition Proposal once the Board has notified Heartland that in the absence of any further action by Heartland it would consider such Acquisition Proposal to be a Superior Proposal, and then taking into account any amendment or modification to this Agreement proposed by Heartland.
“Tangible Assets” shall mean the assets of CBCS calculated (except as provided in Section 6.4) in accordance with Generally Accepted Accounting Principles consistently applied (“GAAP”), less any assets that are considered intangible assets under GAAP, provided that (i) mortgage and SBA servicing assets, regardless of their treatment under GAAP, shall not be considered intangible assets and shall not be deducted from Tangible Assets, and (ii) the bank-owned life insurance held by CBCS shall be valued at book value plus $1,422,000.
“Tax Affiliate” means each of CBCS, CBT and the other Subsidiaries and any other Person that is or was a member of an affiliated, combined or unitary group of which CBCS, CBT or any other Subsidiary is or was a member.
“Taxes” means all taxes, charges, fees, levies or other assessments, including all net income, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, withholding, payroll, employment, social security, unemployment, excise, estimated, severance, stamp, occupation, property or other taxes, customs, duties, fees, assessments or charges of any kind whatsoever, including all interest and penalties thereon, and additions to tax or additional amounts imposed by any Governmental Entity upon CBCS or any Tax Affiliate.
“Transaction Costs” shall mean, except to the extent paid or reflected in an accrual taken before the Determination Date and therefore reflected in the Determination Balance Sheet, any and all amounts incurred by CBCS, CBT or any other Subsidiary, whether or not paid by CBCS and whether incurred before or after the date of this Agreement, as determined on an after tax basis, that arise out of or in connection with the negotiation and preparation of this Agreement and the consummation and performance of the transactions contemplated hereby, including CBCS’s legal and accounting fees (including those associated with the preparation of the balance sheet referred to in Section 2.3(a)), brokerage commissions, finder’s fees or similar fees or commissions (including any fees payable pursuant to any agreement described in Section 4.17), but excluding any costs incurred pursuant to Section 6.4(d).
The following terms not defined above are defined in the sections indicated below:

Definition	Defined
1933 Act	3.2
Annual Financial Statements	4.4(a)
Board Recommendation	6.5(a)
Blue Sky Laws	3.2
Bank Holding Company Act	3.1
Change of Board Recommendation	6.5(a)
Closing	2.8
Closing Date	2.8
Converted Common Shares	2.3(b)

Converted Preferred Shares	2.3(b)
Converted Shares	2.3(b)
DGCL	2.1
Determination Balance Sheet	2.3(a)
Determination Date	2.3(a)
Dissenting Shares	2.7(b)
Dissenting Stockholders	2.7(a)
Effective Date	2.2(d)
Effective Time	2.2(d)
Exchange Act	3.2
FDIA	4.1(b)
FDIC	2.1
FRB	2.1
Heartland Notice	6.4(c)
Independent Auditor	2.3(a)
Nasdaq	3.2
Regulatory Approvals	3.2
Required Consents	5.6
SEC	3.5(a)
Surviving Corporation	2.1
Shareholder Meeting	6.5(a)
Title Objection	6.4(c)
WBCL	2.1
WDFI	2.1

ARTICLE 2
MERGER

2.1    The Merger. Subject to the satisfaction or waiver of the conditions set forth in article 7, on a date mutually satisfactory to the parties as soon as practicable following receipt of all necessary regulatory approvals of the Federal Deposit Insurance Corporation (the “FDIC”), the Department of Financial Institutions of the State of Wisconsin (the “WDFI”), and appropriate notification to Board of Governors of the Federal Reserve System (“FRB”), CBCS shall be merged with and into Heartland. Heartland, in its capacity as the corporation surviving the Merger, is sometimes referred to herein as the “Surviving Corporation.” The Merger will be effected pursuant to the provisions of, and with the effect provided in, Section 252 of the Delaware General Corporation Law (the “DGCL”), and Section 180.1101 of the Wisconsin Business Corporation Law (the “WBCL”).

2.2     Effect of Merger.

(a)    At the Effective Time, CBCS shall be merged with and into Heartland, and the separate existence of CBCS shall cease. The Charter and the Bylaws of Heartland, as in effect immediately prior to the Effective Time, shall be the Charter and the Bylaws of the Surviving Corporation, until the same may be amended as provided therein and in accordance with applicable law. The directors and officers of Heartland immediately prior to the Effective

Time will be the directors and officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and shall qualify.

(b)    At the Effective Time and thereafter, the Surviving Corporation shall be responsible and liable for all the liabilities, debts, obligations and penalties of each of Heartland and CBCS.

(c)    At the Effective Time and thereafter, the Surviving Corporation shall possess all the rights, privileges, immunities and franchises, of a public as well as of a private nature, of each of Heartland and CBCS; all property, real, personal and mixed, and all debts due on whatever account, and all and every other interest, of or belonging to or due to each of Heartland and CBCS, shall be taken and deemed to be transferred to and vested in the Surviving Corporation without further act or deed; and the title to any real estate or any interest therein, vested in Heartland or CBCS, shall not revert or be in any way impaired by reason of the Merger.

(d)    To effect the Merger, the parties hereto will cause an appropriate certificate of merger and articles of merger relating to the Merger to be filed with the Secretary of State of Delaware and the WDFI. The Merger shall become effective upon the filing of such certificate of merger and articles of merger. As used herein, the term “Effective Date” shall mean the date on which the Merger shall become effective as provided in the preceding sentence and the term “Effective Time” shall mean the time on the Effective Date when the Merger shall become effective. The Effective Date and the Effective Time shall take place on the Closing Date (as defined below).

2.3    Conversion of CBCS Capital Stock.

(a)    As soon as practicable, and in any event at least five (5) Business Days prior to the Effective Time, CBCS shall prepare and deliver to Heartland (i) a balance sheet, prepared in accordance with GAAP consistently applied with CBCS’s historical accounting practices (the “Determination Balance Sheet”), showing its consolidated financial position as at the Determination Date, and containing adequate detail to compute the Adjusted Tangible Shareholder’s Equity. Without limiting the generality of the foregoing, CBCS shall accompany the Balance Sheet with (i) a schedule of all Transaction Costs, including Transaction Costs to be incurred after the date of the delivery of the same based upon inquiry of vendors with respect thereto, and (ii) a calculation of Severance Costs, assuming completion of the Merger. CBCS shall give the representatives of Heartland access to CBCS and its records to permit Heartland to review CBCS’s calculations. Without limiting the generality of the foregoing, CBCS shall continue to make provision for loan losses and other reserves on the balance sheets of CBT in a manner consistent with past practices, and CBCS shall not alter or vary its practices and policies relating to classified loans and loan write-offs in preparing the Balance Sheet.

If CBCS and Heartland agree to such calculations and to Adjusted Tangible Shareholder’s Equity, the Determination Balance Sheet and such amounts shall be final and conclusive. If Heartland and CBCS disagree as to such calculations and are unable to reconcile their differences in writing within five (5) Business Days, the Effective Time shall be postponed and the items in dispute shall be submitted to a mutually acceptable independent national accounting firm in the United States (the “Independent Auditors”) for final determination, and the calculations shall be deemed adjusted in accordance with the determination of the Independent Auditors and shall become binding, final and conclusive upon all of the parties hereto. The Independent Auditors shall consider only the items in dispute and shall be instructed to act within five (5) Business Days (or such longer period as Heartland and CBCS may agree) to resolve all items in dispute. CBCS and Heartland shall share equally the payment of reasonable fees and expenses of the Independent Auditors.
(b)    To effectuate the Merger, at the Effective Time, and without any further action of Heartland, CBCS or any holder of CBCS Capital Stock,

(i)    each issued and outstanding share of CBCS Common Stock (other than shares to be canceled pursuant to Section 2.3(c) and Dissenting Shares)(the “Converted Common Shares”) shall be canceled and extinguished and be converted into and become a right to receive the Common Share Stock Consideration Per Share plus the Common Share Cash Consideration Per Share; and

(ii)    each issued and outstanding share of CBCS Convertible Preferred Stock (other than shares to be canceled pursuant to Section 2.3(c) and Dissenting Shares) (the “Converted Preferred Shares” and together with “Converted Common Shares,” the “Converted Shares”) shall be canceled and extinguished and be converted into and become a right to receive the Preferred Share Stock Consideration Per Share plus the Preferred Share Cash Consideration Per Share.

No fractional shares of Heartland Common Stock shall be issued for Converted Shares, and in lieu of any fractional share, Heartland shall pay to each holder of Converted Shares who otherwise would be entitled to receive a fractional share of Heartland Common Stock, an amount of cash (without interest) equal to the product of (a) the Average Closing Price multiplied by (b) the fractional share interest to which such holder would otherwise be entitled (the “Fractional Share Amount”).

(c)     Each share of CBCS Capital Stock held as treasury stock of CBCS or held directly or indirectly by Heartland, other than shares held in a fiduciary capacity or in satisfaction of a debt previously contracted, shall be canceled, retired and cease to exist, and no exchange or payment shall be made with respect thereto.

2.4    Additional Heartland Common Stock; Adjustments. If, between the date hereof and the Effective Time, shares of Heartland Common Stock shall be changed into a different number of shares or a different class of shares by reason of any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, or if a stock dividend thereon shall be declared with a record date within such period, then the number of shares of Heartland Common Stock issued to holders of Converted Shares at the Effective Time pursuant to this Agreement will be appropriately and proportionately adjusted so that the number of such shares of Heartland Common Stock (or such class of shares into which shares of Heartland Common Stock have been changed) that will be issued in exchange for the Converted Shares will equal the number of such shares that the holders of Converted Shares would have received pursuant to such classification, recapitalization, split-up, combination, exchange of shares, readjustment or stock dividend had the record date therefor been immediately following the Effective Time.

2.5    Rights of Holders of CBCS Common Stock; Capital Stock of Heartland.

(a)     At and after the Effective Time and until surrendered for exchange, each outstanding stock certificate which immediately prior to the Effective Time represented the Converted Shares shall be deemed for all purposes to evidence the right to receive the Merger Consideration, and the record holder of such outstanding stock certificate shall, after the Effective Time, be entitled to vote the shares of Heartland Common Stock into which such shares of CBCS Common Stock shall have been converted on any matters on which the holders of record of Heartland Common Stock, as of any date subsequent to the Effective Time, shall be entitled to vote. In any matters relating to such stock certificates, Heartland may rely conclusively upon the record of shareholders maintained by CBCS containing the names and addresses of the holders of record of CBCS Common Stock at the Effective Time.

(b)    At and after the Effective Time, each share of capital stock of Heartland issued and outstanding immediately prior to the Effective Time shall remain an issued and existing share of capital stock of the Surviving Corporation and shall not be affected by the Merger.

2.6    Payment/Exchange of Certificates.

(a)     Payment of Merger Consideration; Exchange of Certificates. Within ten (10) Business Days after the Closing, Heartland will cause to be distributed to each holder of CBCS Common Stock and CBCS Convertible Preferred Stock, letters of transmittal or other appropriate materials to facilitate the surrender of certificates representing such stock for the Merger Consideration. Within ten (10) Business Days after surrender to Heartland or to a paying agent appointed by Heartland of any certificate which prior to the Effective Date represented a Converted Share, Heartland or such paying agent shall distribute to the person in whose name such certificate is registered, a certificate or certificates representing the Stock Merger Consideration, cash in the amount of any Fractional Share Amount and cash representing the Cash Merger Consideration.

(b)    Failure to Surrender Certificates. If outstanding certificates formerly representing Converted Shares are not surrendered prior to the date on which the Merger Consideration to which any holder of such shares is entitled as a result of the Merger would otherwise escheat to or become the property of any governmental unit or agency, the unclaimed consideration shall, to the extent permitted by abandoned property and any other applicable law, become the property of Heartland (and to the extent not in Heartland’s possession shall be paid over to Heartland), free and clear of any and all claims or interest of any person. Notwithstanding the foregoing, neither Heartland nor any other person shall be liable to any former holder of CBCS Common Stock for any amount delivered to a public official pursuant to applicable abandoned property, escheat or other similar laws.

(c)    Lost Certificates. In the event that any certificate representing CBCS Common Stock shall have been lost, stolen or destroyed, Heartland shall issue and pay in exchange for such lost, stolen or destroyed certificate, upon the making of an affidavit of that fact by the holder thereof in form satisfactory to Heartland’s transfer agent, the Merger Consideration; provided, however, that Heartland’s transfer agent may, as a condition precedent to the issuance and payment of the Merger Consideration to which the holder of such certificate is entitled as a result of the Merger, require the owner of such lost, stolen or destroyed certificate to deliver a a bond in such sum as it may direct as indemnity against any claim that may be made against Heartland, CBCS or any other party with respect to the certificate alleged to have been lost, stolen or destroyed.

(d)    Dividends. Until outstanding certificates formerly representing Converted Shares are surrendered as provided in Section 2.6(a) and (c), no dividend or distribution payable to holders of record of Heartland Common Stock shall be paid to any holder of such outstanding certificates, but upon surrender of such outstanding certificates by such holder there shall be paid to such holder the amount of any dividends or distributions (without interest) theretofore paid with respect to such whole shares of Heartland Common Stock, but not paid to such holder, and which dividends or distributions had a record date occurring on or subsequent to the Effective Time.

(e)    Full Satisfaction. All Merger Consideration issued and paid upon the surrender for exchange of Converted Shares in accordance with the terms and conditions of this Agreement shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such Converted Shares.

2.7    Dissenting Shares.

(a)    Notwithstanding any provision of this Agreement to the contrary, any shares of CBCS Common Stock held by a holder (a “Dissenting Shareholder”) who has demanded and perfected his demand for appraisal of his Shares in accordance with Subchapter XIII of the WBCL and as of the Effective Time has neither effectively withdrawn nor lost his right to such appraisal shall not represent a right to receive Merger Consideration pursuant to Section 2.3 above, but in lieu thereof the holder thereof shall be entitled to only such rights as are granted by the WBCL. Heartland shall make any and all payments to holders of shares of CBCS Common Stock with respect to such demands.

(b)    Notwithstanding the provisions of Section 2.7(a) above, if any Dissenting Shareholder demanding appraisal of such Dissenting Shareholder’s shares of CBCS Common Stock (“Dissenting Shares”) under the WBCL shall effectively withdraw or lose (through failure to perfect or otherwise) such Shareholder’s right to appraisal, then as of the Effective Time or the occurrence of such event, whichever later occurs, such Dissenting Shares shall automatically be converted into and represent only the right to receive the Merger Consideration as provided in Section 2.3 above upon surrender of the certificate or certificates representing such Dissenting Shares.

(c)    CBCS shall give Heartland prompt notice of any demands by a Dissenting Shareholder for payment, or notices of intent to demand payment received by CBCS under Chapter XIII of the WBCL and Heartland shall have the right, at its expense, to participate in all negotiations and proceedings with respect to such demands. CBCS shall not, except with the prior written consent of Heartland (which will not be unreasonably withheld or delayed) or as otherwise required by law, make any payment with respect to, or settle, or offer to settle, any such demands.

2.8    The Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) will take place at the offices of Heartland or at a location otherwise agreed upon by CBCS and Heartland. The Closing will take place as soon as practicable once the conditions in Article 6 have been satisfied but in any event (x) within ten (10) Business Days after the date on which all such conditions have been satisfied, or (y) on an earlier date after such conditions have been satisfied that is within thirty (30) days after CBCS has paid and extinguished obligations under the Designated Agreements if it has made such payments, unless the parties otherwise agree (the “Closing Date”). The failure of the Closing will not ipso facto result in termination of this Agreement and will not relieve any party of any obligation under this Agreement.

(a)    Subject to the conditions set forth in this Agreement, on the Closing Date, CBCS will deliver to Heartland:

(i)     the certificate of CBCS, dated the Closing Date, required by
Section 7.3(c);

(ii)    the certificate of CBCS, dated the Closing Date, required by
Section 7.3(d):

(iii)    a certificate of CBCS dated the Closing Date (A) stating the number of shares of CBCS Common Stock and CBCS Convertible Preferred Stock outstanding immediately prior to the Closing, and (B) stating that there are no other shares of CBCS capital stock or options, warrants, rights to acquire, or securities convertible into CBCS capital stock, outstanding as of the Closing Date, and the number of shares of CBCS Common Stock for which dissenters’ rights are applicable.

(iv)    a copy of the text of the resolutions adopted by the board of directors of CBCS authorizing the execution, delivery and performance of this Agreement, certified by an appropriate officer of CBCS;

(v)    a copy of the text of the resolutions adopted by the shareholders of CBCS approving the Merger, certified by an appropriate officer of CBCS;

(vi)    duly executed copies of all Required Consents;

(vii)    a copy of the text of the resolutions adopted by the board of directors of CBT, and by CBCS as the sole shareholder of CBT, authorizing the Bank Merger;

(viii)    certificates representing all outstanding shares of CBT capital stock, which shall be free of any Encumbrance;

(ix)    the minute books, stock transfer records, corporate seal and other materials related to the corporate administration of CBCS, CBT and any Subsidiary;

(x)    resignations in writing (effective as of the Closing Date) from the directors of CBT and any other Subsidiaries, as Heartland may have requested prior to the Closing Date;

(xi)    evidence of title insurance commitments, policies, riders and surveys in accordance with Section 6.4;

(xii)    releases of all Encumbrances on the Operating Real Property, other than Permitted Encumbrances;

(xiii)    certificates dated as of a date not earlier than the third Business Day prior to the Closing as to the good standing of CBCS executed by the appropriate officials of the State of Wisconsin and each jurisdiction in which CBCS is licensed or qualified to do business as a foreign corporation and payment of all applicable state Taxes by CBCS; and

(xiv)    such other certificates, documents and instruments that Heartland reasonably requests for the purpose of (1) evidencing the accuracy of CBCS’s representations and warranties, (2) evidencing the performance and compliance by CBCS with agreements contained in this Agreement, (3) evidencing the satisfaction of any condition referred to in Section 7.3(c) or (4) otherwise facilitating the consummation of the transactions contemplated by this Agreement.

(b)    Subject to the conditions set forth in this Agreement, on the Closing Date, Heartland will deliver to CBCS:

(i)    the certificate of Heartland, dated the Closing Date, required by
Section 7.2(c);

(ii)    the certificate of Heartland, dated the Closing Date, required by Section 7.2(d);

(iii)    such other certificates, documents and instruments that CBCS reasonably requests for the purpose of (1) evidencing the accuracy of Heartland’s representations and warranties, (2) evidencing the performance and compliance by Heartland with agreements contained in this Agreement, (3) evidencing the satisfaction of any condition referred to in Section 7.2 or (4) otherwise facilitating the consummation of the transactions contemplated by this Agreement.

2.9    Tax-Free Reorganization. The acquisition contemplated by this Agreement is intended to be a reorganization within the meaning of Section 368(a)(1)(A) of the Code and this

Agreement is intended to be a “plan of reorganization” within the meaning of the Treasury Regulations promulgated under Section 368 of the Code. Each party to this Agreement agrees to treat this acquisition as a reorganization within the meaning of Section 368(a)(1)(A) of the Code and agrees to treat this Agreement as a “plan of reorganization” within the meaning of the Treasury Regulations under Section 368 of the Code, unless and until there is a determination, within the meaning of Section 1313 of the Code, that such treatment is not correct.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF HEARTLAND

Heartland hereby represents and warrants to CBCS as follows:

3.1    Organization and Qualification. Heartland is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and has the requisite corporate power to carry on its business as now conducted. Heartland is registered as a bank holding company under Bank Holding Company Act of 1956, as amended (the “Bank Holding Company Act”). Heartland is licensed or qualified to do business in every jurisdiction in which the nature of its business or its ownership of property requires it to be licensed or qualified, except where the failure to be so licensed or qualified would not have or would not reasonably be expected to have a Material Adverse Effect on Heartland.

3.2    Authority Relative to this Agreement; Non-Contravention. Heartland has the requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement by Heartland and the consummation by Heartland of the transactions contemplated hereby have been duly authorized by the Board of Directors of Heartland, and no other corporate proceedings on the part of Heartland are necessary to authorize this Agreement, the Merger and such transactions. This Agreement has been duly executed and delivered by Heartland and constitutes a valid and binding obligation of Heartland, enforceable in accordance with its terms, subject to the Remedies Exception. Heartland is not subject to, or obligated under, any provision of (a) its Charter or Bylaws, (b) any agreement, arrangement or understanding, (c) any license, franchise or permit or (d) subject to obtaining the approvals referred to in the next sentence, any law, regulation, order, judgment or decree, which would be breached or violated, or in respect of which a right of termination or acceleration or any encumbrance on any of its or any of its subsidiaries’ assets would be created, by its execution, delivery and performance of this Agreement or the consummation by it of the transactions contemplated hereby, other than any such breaches or violations which will not, individually or in the aggregate, have a Material Adverse Effect on Heartland, or the consummation of the transactions contemplated hereby. Other than in connection with obtaining any approvals from the FRB for the Merger required under Bank Holding Company Act and any approvals from WDFI for the Merger required under Section 221.0901 of the Wisconsin Banking Law (the “WBL”); approvals from the Federal Deposit Insurance Corporation (“FDIC”) for the Bank Merger required under Bank Merger Act and from the WDFI for the Bank Merger required under the WBL (such approvals under Bank Holding Company Act, the WBL and Bank Merger Act being hereafter collectively referred to as the “Regulatory Approvals”); approvals to issue the Parent Common Stock under the Securities Act of 1933, as amended, and the rules and regulations thereunder (the “1933 Act”), under state securities or blue sky laws, and the rules and regulations thereunder (“Blue Sky Laws”), and under the rules of the Nasdaq Stock Market, Inc. (the “NASDAQ”); filings with respect to the

Merger under the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the “Exchange Act”); and the filing with respect to the Merger of a certificate of merger with the Secretary of State of Delaware and the articles of merger with the WDFI, no authorization, consent or approval of, or filing with, any public body, court or authority is necessary on the part of Heartland for the consummation by it of the transactions contemplated by this Agreement, except for such authorizations, consents, approvals and filings as to which the failure to obtain or make would not, individually or in the aggregate, have a Material Adverse Effect on Heartland or the consummation of the transactions contemplated hereby.

3.3    Validity of Heartland Common Stock. The shares of Heartland Common Stock to be issued pursuant to this Agreement will be, when issued (a) duly authorized, validly issued, fully paid and nonassessable and free and clear of any Encumbrance and (b) authorized for listing on The NASDAQ Global Select Market or other national securities exchange upon official notice of issuance.

3.4    Capital Stock. The authorized capital stock of Heartland consists of 25,000,000 shares of Heartland Common Stock, par value $1.00 per share, and 200,000 shares of preferred stock, par value $1.00 per share, of which 16,000 shares have been designated Series A Junior Participating Preferred Stock, 81,698 shares have been designated Series B Fixed Rate Cumulative Perpetual Preferred Stock, and 81,698 shares have been designated Series C Fixed Rate Cumulative Perpetual Preferred Stock. As of September 30, 2014, (a) 18,455,550 shares of Heartland Common Stock were issued and outstanding (including no shares of Heartland Common Stock held in treasury), and 368,026 shares of Heartland Common Stock were reserved for issuance pursuant to Heartland’s employee stock option, incentive, and employee stock purchase plans; (b) no shares of Series A Junior Participating Preferred Stock were issued and outstanding; (c) no shares of Series B Fixed Rate Cumulative Perpetual Preferred Stock were issued and outstanding and (d) 81,698 shares of Series C Fixed Rate Cumulative Perpetual Preferred Stock were issued and outstanding.

3.5    Exchange Act Reports.

(a)    Prior to the execution of this Agreement, Heartland has made available to CBCS complete and accurate copies of (i) Heartland’s Annual Reports on Form 10-K for the years ended December 31, 2011, 2012 and 2013, as amended (the “Heartland 10-K Reports”), as filed under the Exchange Act with the Securities and Exchange Commission (the “SEC”), (ii) all Heartland proxy statements and annual reports to shareholders used in connection with meetings of Heartland shareholders held since January 1, 2011, and (iii) Heartland’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2014 (the “Heartland 10-Q Report”), as filed under the Exchange Act with the SEC. As of their respective dates, such documents (x) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and (y) complied as to form in all material respects with the applicable laws and rules and regulations of the SEC. Since January 1, 2011, Heartland has filed all reports that it was required to file with the SEC pursuant to the Exchange Act.

(b)    Heartland financial statements (including any footnotes thereto) contained in Heartland 10-K Reports and Heartland 10-Q Report were prepared in accordance with GAAP applied on a consistent basis during the periods involved and fairly present the consolidated financial position of Heartland and its subsidiaries as of the dates thereof and the consolidated results of operations, changes in shareholders’ equity and cash flows for the periods then ended.

3.6    No Material Adverse Changes. Since June 30, 2014, and except as otherwise disclosed in reports filed with the SEC, there has been no material adverse change in, and no event, occurrence or development in the business of Heartland or its subsidiaries, taken as a whole, that, taken together with other events, occurrences and developments with respect to such business, has had or would reasonably be expected to have a Material Adverse Effect.

3.7    Reports and Filings. Since January 1, 2011, each of Heartland and its subsidiaries has filed each report or other filing it was required to file with any federal or state banking or bank holding company or other regulatory authority having jurisdiction over it (together with all exhibits thereto, the “Heartland Regulatory Reports”), except for such reports and filings which the failure to so file would not have a Material Adverse Effect on Heartland. As of their respective dates or as subsequently amended prior to the date hereof, each Heartland Regulatory Report was true and correct in all material respects and complied in all material respects with applicable laws, rules and regulations.

3.8    Regulatory Approvals. As of the date hereof, Heartland is not aware of any fact that would likely result in the Regulatory Approvals not being obtained.

3.9    Certain Tax Matters. Neither Heartland nor any Affiliate has taken or agreed to take any action or knows of any circumstances that would prevent the acquisition contemplated by this Agreement from qualifying as a reorganization within the meaning of Section 368(a)(1)(A) of the Code.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF SELLER

CBCS hereby represents and warrants to Heartland that, except as described in the Disclosure Schedules:
4.1    Organization and Qualification

(a)    CBCS is a bank holding company registered under Bank Holding Company Act. CBCS is a corporation duly organized, validly existing and in good standing under the laws of the State of Wisconsin, and has the requisite corporate power to carry on its business as now conducted. Except for CBT and Sheboygan Statutory Trust I (the “Direct Subsidiary”), CBCS has no direct Subsidiary. Each Direct Subsidiary is a corporation, or statutory trust duly organized and validly existing under the laws of its jurisdiction of formation and in good standing under all laws, rules, and regulations of any other jurisdiction in which the nature of its business or its ownership of property requires it to be qualified, except where the failure to be so qualified would not have a Material Adverse Effect. Each Direct Subsidiary has all requisite power and authority (including all licenses, franchises, permits and other governmental authorizations as are legally required) to carry on its business as now being conducted, to own, lease and operate its properties and assets as now owned, leased or operated and to enter into and to carry on the business and activities now conducted by such Direct

Subsidiary. CBCS is, and as of the Closing Date will be, the lawful record and beneficial owner of all of the outstanding securities of CBT and each Direct Subsidiary, free and clear of any Encumbrance (other than transfer restrictions imposed by applicable federal and state securities laws). The copies of the Charter and Bylaws, if applicable, of each of CBCS and each Direct Subsidiary which have been provided to Heartland prior to the date of this Agreement are correct and complete and reflect all amendments made thereto through the date hereof.

(b)    CBT is a Wisconsin state banking association duly organized, validly existing and in good standing under the laws of the state of Wisconsin. CBT has the requisite corporate power and authority (including all Governmental Authorizations as are legally required) to carry on its business as now being conducted, to own, lease and operate its properties and assets as now owned, leased or operated and to enter into and to carry on the business and activities now conducted by it. CBT is an insured bank as defined in the Federal Deposit Insurance Act, as amended (the “FDIA”). Except for those Subsidiaries set forth on Schedule 4.1(b) (the “Bank Subsidiaries”), CBT does not own or control any Affiliate or Subsidiary. The nature of the business of CBT does not require it to be qualified to do business in any jurisdiction other than the State of Wisconsin. Except for the specific ownership interests in the Bank Subsidiaries set forth on Schedule 4.1(b), CBT has no equity interest, direct or indirect, in any other bank or corporation or in any partnership, joint venture or other business enterprise or entity, except as acquired through settlement of indebtedness, foreclosure, the exercise of creditors’ remedies or in a fiduciary capacity. Each Bank Subsidiary is a corporation or limited liability company duly organized and validly existing under the laws of its jurisdiction of formation and in good standing under all laws, rules, and regulations of any other jurisdiction in which the nature of its business or its ownership of property requires it to be qualified, except where the failure to be so qualified would not have a Material Adverse Effect. Each Bank Subsidiary has all requisite corporate power and authority (including all Governmental Authorizations as are legally required) to carry on its business as now being conducted, to own, lease and operate its properties and assets as now owned, leased or operated and to enter into and to carry on the business and activities now conducted by it. CBT is, and as of the Closing Date will be, the lawful record and beneficial owner of all of the outstanding securities of each Bank Subsidiary, free and clear of any liens, claims, encumbrances, security interests or restrictions of any kind (other than transfer restrictions imposed by applicable federal and state securities laws).

4.2    Authority Relative to this Agreement; Non-Contravention. CBCS has the requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement by CBCS and the consummation by CBCS of the transactions contemplated hereby have been duly authorized by the Board of Directors of CBCS and, other than the approval of the Merger by holders of a majority of the CBCS Common Stock (the “Required CBCS Shareholder Vote”), no other corporate proceedings on the part of CBCS are necessary to authorize this Agreement, the Merger and such transactions. This Agreement has been duly executed and delivered by CBCS and constitutes a valid and binding obligation of CBCS, enforceable in accordance with its terms, subject to the Remedies Exception. Except as disclosed on Schedule 4.2(a), neither CBCS nor any Subsidiary is subject to, or obligated under, any provision of (i) its Charter or Bylaws, (ii) any agreement, arrangement or understanding, (iii) any license, franchise or permit or (iv) subject to obtaining the approvals referred to in the next sentence, any law, regulation, order, judgment or decree, which would be breached or violated, or in respect of which a right of termination or acceleration or any encumbrance on any of its assets would be created, by the execution, delivery or performance of this Agreement, or the consummation of the transactions contemplated hereby, other than any such breaches or violations which will not, individually or in the aggregate, have a Material Adverse Effect. Other than the Regulatory Approvals and the filing of a certificate of merger with the Secretary of State of Delaware and the articles of merger with the WDFI, no Governmental Authorization is necessary on the part of CBCS or any Subsidiary for the consummation by CBCS of the transactions contemplated by this Agreement, except for such Governmental Authorizations as to which the failure to obtain or make would not, individually or in the aggregate, have a Material Adverse Effect.

4.3    Capitalization. The authorized, issued and outstanding capital stock of CBCS consists of (a) 3,000,000 shares of CBSC Common Stock, of which 1,926,607 shares are issued and outstanding, and (b) 100,000 shares of Nonvoting Preferred Stock, no par value, issuable in series, of which (i) 16,456 shares have been designated Series A Cumulative, Nonvoting Preferred Stock, of which no shares are issued or outstanding, (ii) 500 shares have been designated Series B Cumulative, Nonvoting Preferred Stock, of which no shares are issued or outstanding, and (iii) 200 shares have been designated Series C Perpetual, Convertible Preferred Stock, of which 98 shares are issued and outstanding. Except as set forth on Schedule 4.3, all of the issued and outstanding shares of capital stock of CBT and each of the other Subsidiaries are owned by CBCS, free and clear of any lien, pledge, security interest, encumbrance or charge of any kind, other than encumbrances arising as a result of requisite regulatory approvals for transfer. The issued and outstanding shares of capital stock of each of CBCS and the Subsidiaries are duly authorized, validly issued, fully paid and nonassessable and have not been issued in violation of any preemptive rights. There are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments obligating CBCS or any Subsidiary to issue, sell, purchase or redeem any shares of their capital stock or securities or obligations of any kind convertible into or exchangeable for any shares of their capital stock or of any of their subsidiaries or affiliates, nor are there any stock appreciation, phantom or similar rights outstanding based upon the book value or any other attribute of any of the capital stock of CBCS or any Subsidiary, or the earnings or other attributes of CBCS or any Subsidiary.

4.4    Financial Statements.

(a)    CBCS has furnished Heartland with copies of its audited consolidated balance sheets as of December 31, 2011, 2012 and 2013 and the related statements of operations, changes in shareholders’ equity and cash flows for the years then ended (collectively, together with any notes thereto, the “CBCS Annual Financial Statements”). CBCS has furnished Heartland with copies of its unaudited consolidated balance sheets as of June 30, 2014 and 2013, and the related statements of operations for the six-month periods then ended. The consolidated balance sheet of CBCS and Subsidiaries as of June 30, 2014 is herein referred to as the “Latest CBCS Balance Sheet,” and the related statements of operations are herein referred to as the “Related CBCS Statements.” The Annual CBCS Financial Statements, the Latest CBCS Balance Sheet and the Related CBCS Statements are collectively referred to as the “CBCS Financial Statements.” The CBCS Financial Statements are based upon the books and records of CBCS and the Subsidiaries, and have been prepared in accordance with GAAP (except as disclosed on Schedule 4.4(a)) applied on a consistent basis during the periods involved. The CBCS Financial Statements fairly present the consolidated financial position of CBCS and Subsidiaries as of the dates thereof and the consolidated results of operations and, as applicable, changes in shareholders’ equity and cash flows for the periods then ended.

(b)    CBCS has furnished Heartland with copies of the audited balance sheets of CBT as of December 31, 2011, 2012 and 2013 and the related statements of operations, changes in shareholders’ equity and cash flows for the years then ended (together with any notes thereto, the “CBT Annual Financial Statements”). CBCS has furnished Heartland with copies of the balance sheets of CBT as of June 30, 2014 and 2013 and the related statement of operations for the six-month periods then ended. The balance sheet of CBT as of June 30, 2014 is herein referred to as the “Latest CBT Balance Sheet,” and the related statement of income for the six-month period then ended is herein referred to as the “Related CBT Statements.” The Annual CBT Financial Statements, the Latest CBT Balance Sheet and the Related CBCS Statements are collectively referred to as the “CBT Financial Statements.” The CBT Financial Statements are based upon the books and records of CBT and have been prepared in accordance with GAAP (except as disclosed on Schedule 4.4(b)) applied on a consistent basis during the periods involved. The CBT Financial Statements fairly present the financial position of CBT as of the dates thereof and the results of operations and, as applicable, changes in shareholder’s equity and cash flows for the periods then ended.

(c)    The Latest CBCS Balance Sheet and the Latest CBT Balance Sheet are collectively referred to as the “Latest Balance Sheets,” and the Related CBCS Statements and the Related CBT Statements are collectively referred to as the “Related Statements.”

4.5    Absence of Undisclosed Liabilities. Except as reflected or expressly reserved against in the Latest Balance Sheets, neither CBCS, CBT nor any other Subsidiary has any Liability, except (a) Liabilities that have arisen after the date of the Latest Balance Sheet in the Ordinary Course of Business, (b) Liabilities not required to be reflected in a balance sheet prepared in accordance with GAAP or disclosed in the footnotes thereto; or (c) obligations under Contracts listed on a Disclosure Schedule to this Agreement or under a Contract not required to be listed on such a Disclosure Schedule; provided that in the case of all of the exceptions set forth in clauses (a), (b) and (c), (i) none of such Liabilities is a material uninsured Liability for breach of Contract, breach of warranty, tort, infringement, Litigation or violation of Governmental Order, Governmental Authorization or Law, and (ii) none of such Liabilities, individually or in the aggregate, would have a Material Adverse Effect. As of the date of this Agreement, and except as set forth in Schedule 4.5, there are no agreements or commitments binding upon CBCS or any Subsidiary, including CBT, to extend credit, in the amount per “one borrower” (as combined and aggregated as set forth in 12 C.F.R. §32.5), of $500,000 or more, except as set forth on Schedule 4.5.

4.6    Loans

(a)    The documentation relating to each loan made by CBT and relating to all security interests, mortgages and other liens with respect to all collateral for each such loan are adequate for the enforcement of the material terms of each such loan and of the related security interests, mortgages and other liens. The terms of each such loan and of the related security interests, mortgages and other liens comply in all material respects with all applicable laws, rules and regulations (including, without limitation, laws, rules and regulations relating to the extension of credit).
(b)    Except as shown on the books and records of CBCS as provided to Heartland on or prior to the date hereof, there are no loans, leases, other extensions of credit or commitments to extend credit of CBCS, CBT or any other Subsidiary that have been or, to the Knowledge of CBCS, should have been classified by CBCS, CBT or any other Subsidiary as non-accrual, as restructured, as 90 days past due, as still accruing and doubtful of collection or any comparable classification. CBCS and CBT have disclosed all of the substandard, doubtful, loss, nonperforming or problem loans of CBT on the internal watch list of CBT, a copy of which as of September 30, 2014, has been provided to Heartland. In response to a request for information by Heartland, CBCS has provided to Heartland other written information concerning the loan portfolios of CBT that is true, correct and complete in all material respects, and no material information with respect to the loan portfolios of CBT has been withheld from Heartland.
4.7    Reports and Filings. Since January 1, 2011, each of CBCS and the Subsidiaries, including CBT, has filed each report or other filing that it was required to file with any federal or state banking, bank holding company or other applicable Governmental Authority having jurisdiction over it, including the FRB, the FDIC and the WDFI (together with all exhibits thereto, the “CBCS Regulatory Reports”). CBCS has provided or made available to Heartland copies of all of CBCS Regulatory Reports. As of their respective dates or as subsequently amended prior to the date hereof, each of CBCS Regulatory Reports was true and correct and complied in all material respects with applicable laws, rules and regulations.
4.8    Subsidiaries. Except for the stock of CBT owned by CBCS and except as otherwise disclosed on Schedule 4.8, neither CBCS nor CBT owns any stock, partnership interest, joint venture interest or any other security issued by any other corporation, organization or entity, except securities owned by CBT in the ordinary course of its business. Except as otherwise disclosed on Schedule 4.8, all of the Subsidiaries set forth in Schedule 4.8 have ceased conducting business, are inactive and are not subject to any Liability.

4.9    Books and Records. The books of account of CBCS and the Subsidiaries, including CBT, are complete and correct and have been maintained in accordance with sound business practices. To the Knowledge of CBCS, each transaction is properly and accurately recorded on the books and records of CBCS or CBT, and each document upon which entries in CBCS or CBT’s books and records are based is complete and accurate in all respects. CBCS, CBT and each other Subsidiary, maintains a system of internal control over financial reporting sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, including reasonable assurance (A) that transactions are executed in accordance with management’s general or specific authorizations and recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability and (B) regarding prevention or timely detection of any unauthorized acquisition, use or disposition of assets that could have a material effect on the Company’s financial statements. The minute books and stock or equity records of each of CBCS and the Subsidiaries, including CBT, all of which have been made available to Heartland, are complete and correct. The minute books of each of CBCS and the

Subsidiaries, including CBT, contain accurate records of all meetings held and actions taken by the holders of stock or equity interests, the boards of directors and committees of the boards of directors or other governing body of each of CBCS and the Subsidiaries, including CBT, and no meeting of any such holders, boards of directors or other governing body or committees has been held for which minutes are not contained in such minute books. At the Closing, all such books and records will be in the possession of CBCS.

4.10    No Material Adverse Changes. Since the date of the Latest Balance Sheets, there has been no material adverse change in, and no event, occurrence or development in the business of CBCS or CBT that, taken together with other events, occurrences and developments with respect to such business, has had, or would reasonably be expected to have, a Material Adverse Effect.

4.11    Absence of Certain Developments. Except as contemplated by this Agreement or as set forth in the Latest Balance Sheets, the Related Statements or on Schedule 4.11, since June 30, 2014, neither CBCS, CBT nor any other Subsidiary has:

(a)    issued or sold any of its equity securities, securities convertible into or exchangeable for its equity securities, warrants, options or other rights to acquire its equity securities, or any bonds or other securities, except deposit and other bank obligations and investment securities in the ordinary course of business;

(b)    redeemed, purchased, acquired or offered to acquire, directly or indirectly, any shares of its capital stock or other securities;

(c)    split, combined or reclassified any of its outstanding shares of capital stock or declared, set aside or paid any dividends or other distribution payable in cash, property or otherwise with respect to any shares of its capital stock of CBCS or CBT or other securities;

(d)    incurred any Liability (other than Liabilities not required to be reflected in a balance sheet prepared in accordance with GAAP or the disclosed in the footnotes thereto), whether due or to become due, other than in the Ordinary Course of Business and consistent with safe and sound banking practices;

(e)    discharged or satisfied any Encumbrance or paid any Liability other than in the Ordinary Course of Business and consistent safe and sound banking practices;

(f)    mortgaged or subjected to Encumbrance any of its property, business or assets, tangible or intangible except (i) for Permitted Encumbrances, (ii) for pledges of assets to secure public funds deposits, and (iii) for those assets and properties disposed of for fair value in the Ordinary Course of Business since June 30, 2014;

(g)    sold, transferred or otherwise disposed of any of its assets or canceled any material debts or claims or waived any rights of material value, other than in the Ordinary Course of Business and consistent with prudent banking practices;

(h)    suffered any theft, damage, destruction or loss of or to any property or properties owned or used by it, whether or not covered by insurance, which would, individually or in the aggregate, have a Material Adverse Effect;

(i)    made or granted any bonus or any wage, salary or compensation increase or severance or termination payment to, or promoted, any director, officer, employee, group of employees or consultant, entered into any employment contract or hired any employee, in each case, other than in the Ordinary Course of Business and consistent with past practice as such past practice has been disclosed to Heartland;

(j)    made or granted any increase in the benefits payable under any employee benefit plan or arrangement, amended or terminated any existing employee benefit plan or arrangement or adopted any new employee benefit plan or arrangement, except as required by law;

(k)    made any single or group of related capital expenditures or commitment therefor in excess of $50,000 or entered into any lease or group of related leases with the same party which involves aggregate lease payments payable of more than $50,000 for any individual lease or involves more than $100,000 for any group of related leases in the aggregate;

(l)    acquired (by merger, exchange, consolidation, acquisition of stock or assets or otherwise) any corporation, partnership, joint venture or other business organization or division or material assets thereof, or assets or deposits that are material to CBCS;

(m)    taken any other action or entered into any other transaction other than in the Ordinary Course of Business;

(n)    made any change in its accounting methods or practices, other than changes required by law or regulation made in accordance with GAAP or regulatory accounting principles generally applicable to depository institutions such as CBT, as the case may be; or

(o)    agreed to do any of the foregoing.

4.12    Properties.

(a)    The real properties owned by, or demised by the leases to, CBCS, CBT and the other Subsidiaries are listed on Schedule 4.12, and constitute all of the real property owned, leased (whether or not occupied and including any leases assigned or leased premises sublet for which CBCS remains liable), owned, used or occupied by CBCS, CBT or any other Subsidiary

(b)    CBCS or CBT owns good and marketable title to each parcel of real property identified on Schedule 4.12 as being owned by CBCS or CBT (the “Owned Real Property”), free and clear of any Encumbrance, except for Permitted Encumbrances.

(c)    The leases of real property listed on Schedule 4.12 as being leased by CBCS, CBT or another Subsidiary (the “Leased Real Property” and together with the Owned Real Property is hereafter referred to as the “Real Property,” and the Real Property occupied by

CBCS, CBT or another Subsidiary in the conduct of their respective businesses is hereafter referred to as the “Operating Real Property”) are in full force and effect, and CBCS, CBT or another Subsidiary holds a valid and existing leasehold interest under each of the leases for the term listed on Schedule 4.12. The Leased Real Property is subject to no Encumbrance or interests that would entitle the holder thereof to interfere with or disturb use or enjoyment of the Leased Real Property or the exercise by the lessee of its rights under such lease so long as the lessee is not in default under such lease.

(d)    Each parcel of Operating Real Property has access sufficient for the conduct of the business as conducted by CBCS, CBT or any Subsidiary on such parcel of Operating Real Property to public roads and to all utilities, including electricity, sanitary and storm sewer, potable water, natural gas, telephone, fiberoptic, cable television, and other utilities used in the operation of the business at that location. The zoning for each parcel of Operating Real Property permits the existing improvements and the continuation of the business being conducted thereon as a conforming use. To the Knowledge of CBCS, neither CBCS, CBT nor any other Subsidiary is in violation of any applicable zoning ordinance or other Law relating to the Operating Real Property, and neither CBCS, CBT nor any other Subsidiary has received any written notice of any such violation or the existence of any condemnation or other proceeding with respect to any of the Operating Real Property. The buildings and other improvements are located within the boundary lines of each parcel of Operating Real Property and do not encroach over applicable setback lines. To the Knowledge of CBCS, there are no improvements contemplated to be made by any Governmental Entity, the costs of which are to be assessed as assessments, special assessments, special Taxes or charges against any of the Operating Real Property

(e)    Each of CBCS, CBT and the other Subsidiaries has good and marketable title to, or a valid leasehold interest in, the buildings, machinery, equipment and other tangible assets and properties used by it, located on its premises or shown in the Latest Balance Sheet, free and clear of all Encumbrances, except for Permitted Encumbrances and properties and assets disposed of in the Ordinary Course of Business since the date of the Latest Balance Sheet.

(f)    Except as set forth in Schedule 4.12, all of the buildings, fixtures, furniture and equipment necessary for the conduct of the business of CBCS or CBT are in adequate condition and repair, ordinary wear and tear excepted, and are usable in the Ordinary Course of Business. Each of CBCS and CBT owns, or leases under valid leases, all buildings, fixtures, furniture, personal property, land improvements and equipment necessary for the conduct of its business as it is presently being conducted.

4.13    Environmental Matters.

(a)    As used in this Section 4.13(a), the following terms have the following meanings:

(i)    “Environmental Costs” means any and all costs and expenditures, including any fees and expenses of attorneys and of environmental consultants or engineers incurred in connection with investigating, defending, remediating or otherwise responding to any Release of Hazardous Materials, any violation or alleged violation of Environmental Law, any fees, fines, penalties or charges associated with any governmental authorization, or any actions necessary to comply with any Environmental Law.

(ii)    “Environmental Law” means any law, governmental authorization or governmental order relating to pollution, contamination, Hazardous Materials or protection of the environment.

(iii)    “Hazardous Materials” means any dangerous, toxic or hazardous pollutant, contaminant, chemical, waste, material or substance as defined in or governed by any law relating to such substance or otherwise relating to the environment or human health or safety, including any waste, material, substance, pollutant or contaminant that might cause any injury to human health or safety or to the environment or might subject the owner or operator of the Real Property to any Environmental Costs or liability under any Environmental Law.

(iv)    “List” means the United States Environmental Protection Agency’s National Priorities List of Hazardous Waste Sites or any other list, schedule, log, inventory or record, however defined, maintained by any governmental entity with respect to sites from which there has been a Release of Hazardous Materials.

(v)    “Regulatory Action” means any litigation with respect to CBCS or any Subsidiary brought or instigated by any governmental entity in connection with any Environmental Costs, Release of Hazardous Materials or any Environmental Law.

(vi)    “Release” means the spilling, leaking, disposing, discharging, emitting, depositing, ejecting, leaching, escaping or any other release or threatened release, however defined, whether intentional or unintentional, of any Hazardous Material.

(vii)    “Third-Party Environmental Claim” means any litigation (other than a Regulatory Action) based on negligence, trespass, strict liability, nuisance, toxic tort or any other cause of action or theory relating to any Environmental Costs, Release of Hazardous Materials or any violation of Environmental Law.

(b)    No Third-Party Environmental Claim or Regulatory Action is pending or, to the Knowledge of CBCS, threatened against CBCS or any Subsidiary.

(c)    The Owned Real Property is not, and to CBCS’s Knowledge the Leased Real Property is not, listed on a List.

(d)    All transfer, transportation or disposal of Hazardous Materials by CBCS, CBT or any other Subsidiary to properties not owned, leased or operated by CBCS, CBT or any other Subsidiary has been in compliance with applicable Environmental Law. CBCS has not transported or arranged for the transportation of any Hazardous Materials to any location that is (i) listed on a List, (ii) listed for possible inclusion on any List or (iii) the subject of any Regulatory Action or Third-Party Environmental Claim.

(e)    To CBCS’s Knowledge, no Owned Real Property has ever been used as a landfill, dump or other disposal, storage, transfer, handling or treatment area for Hazardous Materials, or as a gasoline service station or a facility for selling, dispensing, storing, transferring, disposing or handling petroleum and/or petroleum products.

(f)    There has not been any Release of any Hazardous Material by CBCS, CBT or any other Subsidiary, or any person under their respective control, or to the Knowledge of CBCS by any other person, on, under, about, from or in connection with the Real Property, including the presence of any Hazardous Materials that have come to be located on or under the Real Property from another location.

(g)    The Operating Real Property has been so used and operated in compliance with all applicable Environmental Law.

(h)    Each of CBCS, CBT and the other Subsidiaries has obtained all Governmental Authorizations relating to the Environmental Law necessary for the operations of CBCS and each of its Subsidiaries and all such Governmental Authorizations relating to the Environmental Law are listed on Schedule 4.13. To CBCS’s Knowledge, the Governmental Authorizations relating to the Environmental Law will be valid and in full force and effect upon consummation of the transactions contemplated by this Agreement. Each of CBCS, CBT and the other Subsidiaries has filed all reports and notifications required to be filed under and pursuant to all applicable Environmental Law.

(i)    No Hazardous Materials have been generated, treated, contained, handled, located, used, manufactured, processed, buried, incinerated, deposited or stored on, under or about any part of the Owned Real Property by CBCS, CBT or any Subsidiary, or to CBCS’s Knowledge, any other person. The Owned Real Property contains no asbestos, urea, formaldehyde, radon at levels above natural background, PCBs or pesticides. No aboveground or underground storage tanks are located on, under or about the Owned Real Property, or have been located on, under or about the Owned Real Property and then subsequently been removed or filled. If any such storage tanks exist on, under or about the Owned Real Property, such storage tanks have been duly registered with all appropriate governmental entities and are otherwise in compliance with all applicable Environmental Law.

(j)    To CBCS’s Knowledge, no expenditure will be required in order for Heartland, CBT or any CBCS Subsidiary to comply with any Environmental Law in effect at the time of Closing in connection with the operation or continued operation of the Owned Real Property in a manner consistent with the present operation thereof.

(k)    To CBCS’s Knowledge, no Encumbrance has been attached or filed against CBCS or any Subsidiary in favor of any Person for (i) any liability under or violation of any applicable Environmental Law, (ii) any Release of Hazardous Materials or (iii) any imposition of Environmental Costs.

4.14    Tax Matters

(a)    Except as disclosed on Schedule 4.14, each of CBCS and each Tax Affiliate, (i) has timely filed (or has had timely filed on its behalf) each Return required to be filed or sent by it in respect of any Taxes or required to be filed or sent by it by any Governmental Entity, each of which was correctly completed and accurately reflected any liability for Taxes of CBCS and any Tax Affiliate covered by such Return, (ii) timely and properly paid (or had paid on its behalf) all Taxes due and payable for all Tax periods or portions thereof whether or not shown on such Returns, (iii) established on CBCS’ books of account, in accordance with GAAP and consistent with past practices, adequate reserves for the payment of any Taxes not then due and payable and (iv) complied with all applicable Laws relating to the withholding of Taxes and the payment thereof
(b)    Each of CBCS and any Tax Affiliate has made (or caused to be made on its behalf) all estimated tax payments required to have been made to avoid any underpayment penalties.

(c)    There are no Encumbrances for Taxes upon any assets of CBCS or any Tax Affiliate, except Encumbrances for Taxes not yet due.

(d)    Neither CBCS nor any Tax Affiliate has requested any extension of time within which to file any Return, which Return has not since been filed.

(e)    No deficiency for any Taxes has been proposed, asserted or assessed against CBCS or any Tax Affiliate that has not been resolved and paid in full. No waiver, extension or comparable consent given by CBCS or any Tax Affiliate regarding the application of the statute of limitations with respect to any Taxes or any Return is outstanding, nor is any request for any such waiver or consent pending. There has been no Tax audit or other administrative proceeding or court proceeding with regard to any Taxes or any Return for any Tax year subsequent to the year ended December 31, 2008, nor is any such Tax audit or other proceeding pending, nor has there been any notice to CBCS or any Tax Affiliate by any Governmental Entity regarding any such Tax audit or other proceeding, or is any such Tax audit or other proceeding threatened with regard to any Taxes or Returns. There are no outstanding subpoenas or requests for information with respect to any of the Returns of CBCS or any Tax Affiliate. Neither CBCS nor any Tax Affiliate has entered into a closing agreement pursuant to Section 7121 of the Code or any similar provision under any other Law.

(f)    No additional Taxes will be assessed against CBCS or any Tax Affiliate for any Tax period or portion thereof ending on or prior to the Closing Date, and there are no unresolved questions, claims or disputes concerning the liability for Taxes of CBCS or any Tax Affiliate, that would exceed the estimated reserves established on its books of account.

(g)    Schedule 4.14(g) lists all federal, state, local and foreign income Returns filed with respect to CBCS or any Tax Affiliate for taxable periods ended on or after December 31, 2008, indicates those Returns that have been audited and indicates those Returns that currently are the subject of audit. True and complete copies of the Returns of CBCS and all Tax Affiliates, as filed with the IRS and all state tax jurisdictions for the years ended December 31, 2010, 2011, 2012 and 2013 have been delivered to Heartland.

(h)    Neither CBCS nor any Tax Affiliate has any liability for Taxes in a jurisdiction where it does not file a Return, nor has CBCS or any Tax Affiliate received notice from a taxing authority in such a jurisdiction that it is or may be subject to taxation by that jurisdiction.

(i)    Neither CBCS nor any Tax Affiliate is a party to any Contract that would result, separately or in the aggregate, in the payment of any “excess parachute payments” within the meaning of Section 280G of the Code, and the consummation of the transactions contemplated by this Agreement will not be a factor causing payments to be made by CBCS or any Tax Affiliate that are not deductible (in whole or in part) as a result of the application of Section 280G of the Code.

(j)    No property of CBCS or any Tax Affiliate is (i) property that CBCS or any Tax Affiliate is or will be required to treat as being owned by another Person under the provisions of Section 168(f)(8) of the Code (as in effect prior to amendment by the Tax Reform Act of 1986), (ii) “tax-exempt use property” within the meaning of Section 168(h) of the Code or (iii) “tax-exempt bond financed property” within the meaning of Section 168(g)(5) of the Code.

(k)    Neither CBCS nor any Tax Affiliate is required to include in income any adjustment under either Section 481(a) or Section 482 of the Code (or an analogous provision of Law) by reason of a voluntary change in accounting method or otherwise, and the IRS has not proposed any such adjustment or change in accounting method.

(l)    All transactions that could give rise to an underpayment of tax (within the meaning of Section 6662 of the Code) were reported by CBCS and each Tax Affiliate in a manner for which there is substantial authority or were adequately disclosed on the Returns as required in accordance with Section 6662(d)(2)(B) of the Code.

(m)    Neither CBCS nor any Tax Affiliate is a party to any Tax allocation or sharing agreement with any entity that is not a Tax Affiliate.

(n)    Neither CBCS, CBT nor any other Subsidiary (i) has been a member of an affiliated group filing a consolidated Return (other than a group the common parent of which was CBCS) or (ii) has any liability for the Taxes of any Person (other than CBCS, CBT or any other Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of Law), as a transferee or successor, by Contract, or otherwise.

(o)    Neither CBCS, CBT nor any other Subsidiary constitutes either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of shares qualifying for tax-free treatment under Section 355 of the Code (i) that took place during the two-year period ending on the date of this Agreement or (ii) that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the purchase of the Shares.

(p)    None of the indebtedness of CBCS or any Tax Affiliate constitutes (i) “corporate acquisition indebtedness” (as defined in Section 279(b) of the Code) with respect to which any interest deductions may be disallowed under Section 279 of the Code or (ii) an “applicable high yield discount obligation” under Section 163(i) of the Code, and none of the interest on any such indebtedness will be disallowed as a deduction under any other provision of the Code.

(q)    Neither CBCS nor any Tax Affiliate has engaged in any transaction that is subject to disclosure under present or former Treasury Regulations Sections 1.6011-4 or 1.6011-4T, as applicable.

(r)    There is no Contract, plan or arrangement, including this Agreement, by which any current or former employee of CBCS, CBT or any other Subsidiary would be entitled to receive any payment from CBCS, CBT or any other Subsidiary as a result of the transactions contemplated by this Agreement that would not be deductible pursuant to Section 404 or 162(m) of the Code.

(s)    Neither CBCS nor any Tax Affiliate has been a member of any partnership or joint venture or the holder of a beneficial interest in any trust for any period for which the statute of limitations for any Taxes potentially applicable as a result of such membership or holding has not expired.

(t)    Neither CBCS nor any Tax Affiliate is subject to accumulated earnings tax penalty or has received any notification regarding a personal holding company tax.

(u)    Neither CBCS nor any Tax Affiliate has a permanent establishment or otherwise has an office or fixed place of business outside the United States of America.

(v)    Neither CBCS nor any Tax Affiliate has participated in any confidential corporate tax shelter (within the meaning of Treasury Regulation §301.6111-2(a)(2)) or a potentially abusive tax shelter (within the meaning of Treasury Regulation §301.6112-1(b)).

(w)    Neither CBCS nor any Tax Affiliate has a pending private letter ruling from the IRS or any comparable ruling from any other taxing authority.

(x)    Neither CBCS nor any Tax Affiliate has engaged in any transactions that would cause any limitation under Code Section 382.

4.15    Contracts and Commitments

(a)    Schedule 4.15 lists the following Contracts to which CBCS, CBT or any other Subsidiary is a party or subject or by which it is bound (with the Contracts required to be listed on Schedule 4.15, the “Material Contracts”):

(i)    any employment, agency, collective bargaining Contract or consulting Contract;

(ii)    any written or oral Contract relating to any severance pay for any person;

(iii)    any written or oral agreement or understanding to repurchase assets previously sold (or to indemnify or otherwise compensate the purchaser in respect of such assets), except for securities sold under a repurchase agreement providing for a repurchase date 30 days or less after the purchase date;

(iv)    any (A) contract or group of related contracts with the same party for the purchase or sale of products or services, under which the undelivered balance of such products and services has a purchase price in excess of $50,000 for any individual contract or $100,000 for any group of related contracts in the aggregate, or (B) other contract or group of related contracts with the same party continuing over a period of more than six months from the date or dates thereof, which is not entered into in the Ordinary Course of Business and is either not terminable by it on 30 days’ or less notice without penalty or involves more than $50,000 for any individual contract or $100,000 in the aggregate for any group of related contracts,

(v)    any Contract containing exclusivity, noncompetition or nonsolicitation provisions or that would otherwise prohibit CBCS, CBT or any other Subsidiary from freely engaging in business anywhere in the world or prohibiting the solicitation of the employees or contractors of any other entity;

(vi)    any stock purchase plan, stock option plan or stock incentive plan;

(vii)    any Contract for capital expenditures in excess of $50,000;

(viii)    any other Contract material to the business of CBCS, CBT and the other Subsidiaries, taken as a whole, which is not entered into in the Ordinary Course of Business.

(b)    Except as disclosed on Schedule 4.15(b), (i) each of CBCS, CBT and the other Subsidiaries has performed all obligations required to be performed by it prior to the date hereof in connection with the contracts or commitments set forth on Schedule 4.14(b), and neither CBCS nor any Subsidiary is in receipt of any claim of default under any contract or commitment set forth on Schedule 4.15(b), except for any failures to perform, breaches or defaults which would not, individually or in the aggregate, have a Material Adverse Effect; (ii) neither CBCS, CBT nor any other Subsidiary has any present expectation or intention of not fully performing any material obligation pursuant to any contract or commitment set forth on Schedule 4.15; and (iii) to the Knowledge of CBCS, there has been no cancellation, breach or anticipated breach by any other party to any contract or commitment set forth on Schedule 4.15, except for any cancellation, breach or anticipated breach which would not, individually or in the aggregate, have a Material Adverse Effect.

4.16    Litigation. Schedule 4.16 lists all Litigation pending or, to the Knowledge of CBCS, threatened against CBCS, CBT or any Subsidiary and each Governmental Order to which CBCS, CBT or any other Subsidiary is subject. None of the matters set forth on Schedule 4.16, individually or in the aggregate, will have or could reasonably be expected to have a Material Adverse Effect.

4.17    No Brokers or Finders. Except as disclosed on Schedule 4.17, there are no claims for brokerage commissions, finders’ fees, investment advisory fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement, understanding, commitment or agreement made by or on behalf of CBCS or any Subsidiary.

4.18    Employees

(a)    Schedule 4.18(a) lists (i) each employee of CBCS, CBT or any other Subsidiary as of the date of this Agreement, and indicates for each such employee, and in the aggregate, (ii) whether such employee is full-time, part-time or on temporary status, (iii) whether such employee is a salaried employee, (iv) the employee’s annual salary, wages and any other compensation payable (including compensation payable pursuant to bonus, incentive, deferred compensation or commission arrangements), (v) the date of commencement of the employee’s employment, and (vi) the employee’s position. To CBCS’s Knowledge, and except as set forth in Schedule 4.18(a), no executive employee of CBCS, CBT or any other Subsidiary and no group of employees of CBCS or any Subsidiary has any plans to terminate his, her or their employment. Each of CBCS, CBT and the other Subsidiaries has complied in all material respects with all applicable laws relating to employment and employment practices and those relating to the calculation and payment of wages (including overtime pay, maximum hours of work and child labor restrictions), equal employment opportunity (including laws prohibiting discrimination and/or harassment or requiring accommodation on the basis of race, color, national origin, religion, gender, disability, age, sexual orientation or otherwise), affirmative action and other hiring practices, occupational safety and health, workers compensation, unemployment, the payment of social security and other Taxes, and unfair labor practices under the National Labor Relations Act or applicable state law. Neither CBCS, CBT nor any other Subsidiary has any labor relations problem pending or, to the Knowledge of CBCS, threatened and its labor relations are satisfactory. There are no workers’ compensation claims pending against CBCS, CBT or any other Subsidiary or, to the Knowledge of CBCS, any facts that would give rise to such a claim, that are not fully covered by insurance indemnity with respect to the amount of such claims. No employee of CBCS, CBT or any other Subsidiary is subject to any secrecy or noncompetition agreement or any other agreement or restriction of any kind that would impede in any way the ability of such employee to carry out fully all activities of such employee in furtherance of the business of CBCS.

(b)    Schedule 4.18(b) lists each employee of CBCS, CBT or any Subsidiary as of the date of this Agreement who holds a temporary work authorization, including H-1B, L-1, F-1 or J-1 visas or work authorizations (the “Work Permits”), and shows for each such employee the type of Work Permit and the length of time remaining on such Work Permit. With respect to each Work Permit, all of the information that CBCS, CBT or any other Subsidiary provided to the Department of Labor and the Immigration and Naturalization Service or the Department of Homeland Security (collectively, the “Department”) in the application for such Work Permit was true and complete. CBCS, CBT or a Subsidiary received the appropriate notice of approval from the Department with respect to each such Work Permit. Neither CBCS, CBT nor any other Subsidiary has received any notice from the Department that any Work Permit has been revoked. There is no action pending or, to the Knowledge of CBCS, threatened to revoke or adversely modify the terms of any of the Work Permit. Except as set forth in Schedule 4.18(b), no employee of CBCS, CBT or any Subsidiary is (a) a non-immigrant employee whose status would terminate or otherwise be affected by the transactions contemplated by this Agreement, or (b) an alien who is authorized to work in the United States in non-immigrant status. For each employee of the CBCS, CBT or any other Subsidiary hired after November 6, 1986, CBCS or such Subsidiary has retained an Immigration and Naturalization Service Form I-9, completed in accordance with applicable Law.

(c)    The employment of all terminated former employees of CBCS, CBT and all other Subsidiaries has been terminated in accordance with any applicable contract terms and applicable law, and neither CBCS, CBT nor any other Subsidiary has any liability under any contract or applicable law toward any such terminated employee. Except as set forth in Schedule 4.18(c), the transactions contemplated by this Agreement will not cause CBCS, CBT or any other Subsidiary to incur or suffer any liability relating to, or obligation to pay, severance, termination or other payment to any Person.

(d)    All loans that CBCS, CBT or any other Subsidiary have outstanding to any employee were made in the Ordinary Course of Business on the same terms as would have been provided to a Person not Affiliated with CBCS or CBT, and all such loans with a principle balance exceeding $250,000, or that are nonaccrual or on a watch list, are set forth in Schedule 4.18(d).

(e)    Within the last five years, neither CBCS, CBT nor any other Subsidiary has experienced and, to the Knowledge of CBCS, there has not been threatened, any strike, work stoppage, slowdown, lockout, picketing, leafleting, boycott, other labor dispute, union organization attempt, demand for recognition from a labor organization or petition for representation under the National Labor Relations Act or applicable state law. No grievance, demand for arbitration or arbitration proceeding arising out of or under any collective bargaining agreement is pending or, to the Knowledge of CBCS, threatened. No Litigation is pending or, to the Knowledge of CBCS, threatened respecting or involving any applicant for employment, any current employee or any former employee, or any class of the foregoing, including:

(i)    the Equal Employment Opportunity Commission or any other corresponding state or local fair employment practices agency relating to any claim or charge of discrimination or harassment in employment;

(ii)    the United States Department of Labor or any other corresponding state or local agency relating to any claim or charge concerning hours of work, wages or employment practices;

(iii)    the Occupational Safety and Health Administration or any other corresponding state or local agency relating to any claim or charge concerning employee safety or health;

(iv)    the Office of Federal Contract Compliance or any corresponding state agency; and

(v)    the National Labor Relations Board or any corresponding state agency, whether relating to any unfair labor practice or any question concerning representation,

and there is no reasonable basis for any such Litigation.

(f)    No employee of CBCS, CBT or any other Subsidiary is covered by any collective bargaining agreement, and no collective bargaining agreement is being negotiated.

(g)    Each of CBCS, CBT and the other Subsidiaries has paid in full to all employees all wages, salaries, bonuses and commissions due and payable to such employees and has fully reserved in its books of account all amounts for wages, salaries, bonuses and commissions due but not yet payable to such employees.

(h)    There has been no lay-off of employees or work reduction program undertaken by or on behalf of CBCS, CBT or any other Subsidiary in the past two years, and no such program has been adopted by CBCS, CBT or any other Subsidiary or publicly announced

4.19    Employee Benefit Plans

(a)    Schedule 4.19 sets forth all Plans by name and brief description identifying: (i) the type of Plan, (ii) the funding arrangements for the Plan, (iii) the sponsorship of the Plan, (iv) the participating employers in the Plan, and (v) any one or more of the following characteristics that may apply to such Plan: (A) defined contribution plan as defined in Section 3(34) of ERISA or Section 414(i) of the Code, (B) defined benefit plan as defined in Section 3(35) of ERISA or Section 414(j) of the Code, (C) Plan that is or is intended to be tax qualified under Section 401(a) or 403(a) of the Code, (D) Plan that is or is intended to be an employee stock ownership plan as defined in Section 4975(e)(7) of the Code (and whether or not such Plan has entered into an exempt loan), (E) nonqualified deferred compensation arrangement, (F) employee welfare benefit plan as defined in Section 3(1) of ERISA, (G) multiemployer plan as defined in Section 3(37) of ERISA or Section 414(f) of the Code, (H) multiple employer plan maintained by more than one employer as defined in Section 413(c) of the Code, (I) Plan providing benefits after separation from service or termination of employment, (J) Plan that owns any CBCS or other employer securities as an investment, (K) Plan that provides benefits (or provides increased benefits or vesting) as a result of a change in control of CBCS, (L) Plan that is maintained pursuant to collective bargaining and (M) Plan that is funded, in whole or in part, through a voluntary employees’ beneficiary association exempt from Tax under Section 501(c)(9) of the Code.

(b)    Schedule 4.19 sets forth the identity of each corporation, trade or business (separately for each category below that applies): (i) which is (or was during the preceding five years) under common control with CBCS, CBT or any other Subsidiary within the meaning of Section 414(b) or (c) of the Code; (ii) which is (or was during the preceding five years) in an affiliated service group with CBCS, CBT or any other Subsidiary within the meaning of Section 414(m) of the Code; (iii) which is (or was during the preceding five years) the legal employer of persons providing services to CBCS, CBT or any other Subsidiary as leased employees within the meaning of Section 414(n) of the Code; and (iv) with respect to which CBCS, CBT or any other Subsidiary is a successor employer for purposes of group health or other welfare plan continuation rights (including Section 601 et. seq. of ERISA) or the Family and Medical Leave Act.

(c)    CBCS has furnished Heartland with true and complete copies of: (i) the most recent determination letter, if any, received by CBCS, CBT or any other Subsidiary from the Internal Revenue Service regarding each Plan; (ii) the most recent determination or opinion letter ruling, if any, from the Internal Revenue Service that each trust established in connection with plans which are intended to be tax exempt under Section 501(a) or (c) of the Code are so tax exempt; (iii) all pending applications, if any, for rulings, determinations, opinions, no-action letters and the like filed with any governmental agency (including but not limited to the Department of Labor, Internal Revenue Service, Pension Benefit Guaranty Corporation and the Securities and Exchange Commission); (iv) the financial statements for each Plan for the three most recent fiscal or Plan years (in audited form if required by ERISA) and, where applicable, Annual Report/Return (Form 5500) with schedules, if any, and attachments for each Plan; (v) the most recently prepared actuarial valuation report for each Plan (including but not limited to reports prepared for funding, deduction and financial accounting purposes); (vi) plan documents, trust agreements, insurance contracts, service agreements and all related contracts and documents (including any employee summaries and material employee communications) with respect to each Plan, if any; and (vii) collective bargaining agreements (including side agreements and letter agreements) relating to the establishment, maintenance, funding and operation of any Plan, if any.

(d)    Schedule 4.19 identifies each employee of CBCS, CBT or any other Subsidiary who is: (i) absent from active employment due to short or long term disability; (ii) absent from active employment on a leave pursuant to the Family and Medical Leave Act or a comparable state law; (iii) absent from active employment on any other leave or approved absence; (iv) absent from active employment due to military service (under conditions that give the employee rights to re-employment); or (v) not an “at will” employee.

(e)    With respect to continuation rights arising under federal or state law as applied to Plans that are group health plans (as defined in Section 601 et. seq. of ERISA), Schedule 4.19 identifies: (i) each employee, former employee or qualifying beneficiary who has elected continuation; and (ii) each employee, former employee or qualifying beneficiary who has not elected continuation coverage but is still within the period in which such election may be made.

(f)    (i) All Plans intended to be tax qualified under Section 401(a) or Section 403(a) of the Code have received a determination letter stating that they are so qualified; (ii) all trusts established in connection with Plans which are intended to be tax exempt under Section 501(a) or (c) of the Code have received a determination letter stating that they are so tax exempt; (iii) to the extent required either as a matter of law or to obtain the intended tax treatment and tax benefits, all Plans comply in all material respects with the requirements of ERISA and the Code; (iv) all Plans have been administered materially in accordance with the documents and instruments governing the Plans; (v) all reports and filings with governmental agencies (including but not limited to the Department of Labor, Internal Revenue Service, Pension Benefit Guaranty Corporation and the Securities and Exchange Commission) required in connection with each Plan have been timely made; (vi) all disclosures and notices required by law or Plan provisions to be given to participants and beneficiaries in connection with each Plan have been properly and timely made in all material respects; and (vii) each of CBCS and the Subsidiaries, including CBT, has made a good faith effort to comply with the reporting and taxation requirements for FICA taxes with respect to any deferred compensation arrangements under Section 3121(v) of the Code.

(g)    (i) All contributions, premium payments and other payments required to be made in connection with the Plans have been made, (ii) a proper accrual has been made on the books of account of CBCS for all contributions, premium payments and other payments due in the current fiscal year, (iii) no contribution, premium payment or other payment has been made in support of any Plan that is in excess of the allowable deduction for federal income Tax purposes for the year with respect to which the contribution was made (whether under Section 162, Section 280G, Section 404, Section 419, Section 419A of the Code or otherwise) and (iv) with respect to each Plan that is subject to Section 301 et seq. of ERISA or Section 412 of the Code, CBCS is not liable for any “accumulated funding deficiency” as that term is defined in Section 412 of the Code and the projected benefit obligations do not exceed the assets of the Plan.

(h)    Absence of certain claims. Except as disclosed on Schedule 4.19:

(i)    no action, suit, charge, complaint, proceeding, hearing, investigation or claim is pending with regard to any Plan other than routine uncontested claims for benefits;

(ii)    the consummation of the transactions contemplated by this Agreement will not cause any Plan to increase benefits payable to any participant or beneficiary;

(iii)    the consummation of the transactions contemplated by this Agreement will not: (A) entitle any current or former employee of CBCS, CBT or any other Subsidiary to severance pay, unemployment compensation or any other payment, benefit or award, or (B) accelerate or modify the time of payment or vesting, or increase the amount of any benefit, award or compensation due any such employee;

(iv)    CBCS has not been notified that any Plan is currently under examination or audit by the Department of Labor, the Internal Revenue Service, the Pension Benefit Guaranty Corporation or the Securities and Exchange Commission;

(v)    to CBCS’s Knowledge, neither CBCS, CBT nor any other Subsidiary has any actual or potential liability arising under Title IV of ERISA as a result of any Plan that has terminated or is in the process of terminating;

(vi)    to CBCS’s Knowledge, neither CBCS, CBT nor any other Subsidiary has any actual or potential liability under Section 4201 et. seq. of ERISA for either a complete withdrawal or a partial withdrawal from a multiemployer plan; and

(vii)    with respect to the Plans, to CBCS’s Knowledge neither CBCS, CBT nor any other Subsidiary has any liability (either directly or as a result of indemnification) for (and the transaction contemplated by this Agreement will not cause any liability for): (A) any excise taxes under Section 4971 through Section 4980B, Section 4999, Section 5000 or any other section of the Code, or (B) any penalty under Section 502(i), Section 502(l), Part 6 of Title I or any other provision of ERISA, or (C) any excise taxes, penalties, damages or equitable relief as a result of any prohibited transaction, breach of fiduciary duty or other violation under ERISA or any other applicable law.

(i)    Except as disclosed on Schedule 4.19:

(i)    all accruals required under FAS 106 and FAS 112 have been properly accrued on the financial statements of each of CBCS, CBT and any other Subsidiary;

(ii)    no condition, agreement or Plan provision limits the right of CBCS or any Subsidiary to amend, cut back or terminate any Plan (except to the extent such limitation arises under ERISA or the Code); and

(iii)    neither CBCS, CBT nor any other Subsidiary has any liability for life insurance, death or medical benefits after separation from employment other than: (A) death benefits under the Plans identified on Schedule 4.19, or (B) health care continuation benefits described in Section 4980B of the Code.

(j)    Each Plan, or other nonqualified deferred compensation plan, that is subject to Section 409A of the Code has been designed and has been administered in compliance with Section 409A and the Treasury Regulations thereunder

4.20    Insurance. Schedule 4.20 hereto lists each insurance policy maintained by CBCS, CBT or any other Subsidiary with respect to its properties and assets. Prior to the date hereof, CBCS has delivered to Heartland complete and accurate copies of each of the insurance policies described on Schedule 4.20. All such insurance policies are in full force and effect, and neither CBCS nor CBT is in default with respect to its obligations under any of such insurance policies.

4.21    Affiliate Transactions. Except as set forth on Schedule 4.21, neither CBCS, CBT nor any other Subsidiary, nor any of their respective executive officers or directors, or any member of the immediate family of any such executive officer or director (which for the purposes hereof shall mean a spouse, minor child or adult child living at the home of any such executive officer or director), or any entity which any of such persons “controls” (within the meaning of Regulation O of the FRB), has any loan agreement, note or borrowing arrangement or any other agreement with CBCS, CBT or any other Subsidiary (other than normal employment arrangements or deposit account relationships) or any interest in any property, real, personal or mixed, tangible or intangible, used in or pertaining to the business of CBCS, CBT or any other Subsidiary.

4.22    Compliance with Laws; Permits. Each of CBCS, CBT and the other Subsidiaries is in compliance in all material respects with all Laws, Governmental Orders or Governmental Authorizations, including, without limitation, the Bank Holding Company Act, the FDIA, the Occupational Safety and Health Act of 1970, the Home Owners Loan Act, the

Real Estate Settlement Procedures Act, the Home Mortgage Disclosure Act of 1975, the Fair Housing Act, the Equal Credit Opportunity Act and the Federal Reserve Act, each as amended, and any other applicable Governmental Order or Governmental Authorization regulating or otherwise affecting bank holding companies, banks and banking; and no claims have been filed by any Governmental Authority against CBCS, CBT or the other Subsidiaries alleging such a violation of any such Law which have not been resolved to the satisfaction of such Governmental Authority; and no claims have been filed by any such governments or agencies against CBCS, CBT or any other Subsidiary alleging such a violation of any such law or regulation which have not been resolved to the satisfaction of such governments or agencies. Each of CBCS, CBT and the other Subsidiaries holds all of Governmental Authorizations required for the conduct of its business. Neither CBCS, CBT nor any other Subsidiary is subject to any Governmental Order, written agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is a recipient of any extraordinary supervisory agreement letter from, or has adopted any board resolutions at the request of, any Governmental Authority charged with the supervision or regulation of banks or bank holding companies or engaged in the insurance of bank deposits (collectively, the “Bank Regulators”), nor have any of CBCS, CBT or any other Subsidiaries been advised by any Bank Regulator that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, directive, written agreement, memorandum of understanding, extraordinary supervisory letter, commitment letter, board resolutions or similar undertaking.

4.23    Administration of Fiduciary Accounts. CBT has properly administered in all material respects all accounts for which it acts as a fiduciary, including but not limited to accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in all material respects in accordance with the terms of the governing documents and applicable state and federal law and regulation and common law. None of CBCS, CBT, the other Subsidiaries or any of their respective officers or directors has committed any breach of trust with respect to any such fiduciary account which is material to or could reasonably be expected to be material to the business, operations or financial condition of CBCS, CBT or the other Subsidiaries and the accountings for each such fiduciary account are true and correct in all material respects and accurately reflect the assets of such fiduciary account in all material respects.

4.24    Disclosure. To the Knowledge of CBCS, the representations and warranties of CBCS contained in this Agreement do not omit any material fact necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading. There is no fact known to CBCS which has not been disclosed to Heartland pursuant to this Agreement and the Schedules hereto which would have or would reasonably be expected to have a Material Adverse Effect.

4.25    Regulatory Approvals. As of the date hereof, CBCS is not aware of any fact that would likely result in the regulatory approvals specified in Section 6.2 not being obtained.

4.26    Interest Rate Risk Management Instruments

(a)    Schedule 4.26 sets forth a true, correct and complete list of all interest rate swaps, caps, floors and option agreements and other interest rate risk management arrangements to which CBCS or CBT is a party or by which any of their properties or assets may be bound. CBCS has delivered to Heartland true, correct and complete copies of all such interest rate risk management agreements and arrangements.
(b)    All interest rate swaps, caps, floors and option agreements and other interest rate risk management arrangements to which CBCS or CBT is a party or by which any of their properties or assets may be bound were entered into in the ordinary course of business and, to the Knowledge of CBCS, in accordance with prudent banking practice and applicable rules, regulations and policies of Bank Regulators and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations enforceable in accordance with their terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies), and are in full force and effect. Each of CBCS, CBT and the other Subsidiaries has duly performed in all material respects all of its obligations thereunder to the extent that such obligations to perform have accrued; and to the Knowledge of CBCS, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder.
4.27    Disclosures in Schedules. Any matter disclosed in any Schedule to this Agreement shall be deemed to have been disclosed in any other Schedule to this Agreement to which it is reasonably apparent such disclosure relates.

ARTICLE 5
CONDUCT OF BUSINESS PENDING THE MERGER

5.1    Conduct of Business. From the date of this Agreement to the Effective Time, unless Heartland shall otherwise agree in writing or as otherwise expressly contemplated or permitted by other provisions of this Agreement, including this Section 5.1:

(a)    the business of CBCS, CBT and the other Subsidiaries shall be conducted only in, and neither CBCS, CBT nor any other Subsidiary shall take any action except in, the Ordinary Course of Business and in accordance with all applicable laws, rules and regulations;

(b)    each of CBCS, CBT and the other Subsidiaries will (i) preserve its business organization and goodwill, keep available the services of its officers, employees and consultants and maintain satisfactory relationships with vendors, customers and others having business relationships with it, (ii) subject to applicable Laws, confer on a regular and frequent basis with representatives of Heartland to report operational matters and the general status of ongoing operations as requested by Heartland and (iii) not take any action that would render, or that reasonably may be expected to render, any representation or warranty made by CBCS in this Agreement untrue at the Closing as though then made and as though the Closing Date had been substituted for the date of this Agreement in such representation or warranty;

(c)    neither CBCS, CBT nor any other Subsidiary shall, directly or indirectly,

(i)    amend or propose to amend its Charter or Bylaws;

(ii)    issue or sell any of its equity securities, securities convertible intoor exchangeable for its equity securities, warrants, options or other rights to acquire its equity securities, or any bonds or other securities, except deposit and other bank obligations in the ordinary course of business;

(iii)    redeem, purchase, acquire or offer to acquire, directly or indirectly, any shares of capital stock of or any other ownership interest in CBCS or any Subsidiary;

(iv)    split, combine or reclassify any outstanding shares of capital stock of CBCS or any Subsidiary, or declare, set aside or pay any dividend or other distribution payable in cash, property or otherwise with respect to shares of capital stock of CBCS, except that CBT shall be permitted to pay dividends on the shares of common stock of CBT owned by CBCS;

(v)    borrow any amount or incur or become subject to any material liability, except in the Ordinary Course of Business;

(vi)    discharge or satisfy any material Encumbrance on its properties or assets or pay any material liability, except otherwise in the Ordinary Course of Business;

(vii)    sell, assign, transfer, mortgage, pledge or subject to any Encumbrance any of its assets, except (A) in the Ordinary Course of Business; provided, that any such sale, assignment or transfer of any Operating Real Property shall not be considered in the Ordinary Course of Business, (B) Permitted Encumbrances and (C) Encumbrances which do not materially affect the value of, or interfere with the past or future use or ability to convey, the property subject thereto or affected thereby

(viii)    cancel any material debt or claims or waive any rights of material value, except in the Ordinary Course of Business;

(ix)    acquire (by merger, exchange, consolidation, acquisition of stock or assets or otherwise) any corporation, partnership, joint venture or other business organization or division or material assets thereof, or any Real Estate or assets or deposits that are material to CBCS, except in exchange for debt previously contracted, including OREO;

(x)    other than as set forth on Schedule 4.11, make any single or group of related capital expenditures or commitments therefor in excess of $50,000 or enter into any lease or group of related leases with the same party which involves aggregate lease payments payable of more than $75,000 for any individual lease or involves more than $100,000 for any group of related leases in the aggregate; or

(xi)    change any of its methods of accounting in effect on the date of the Latest Balance Sheet Date, other than changes required by GAAP or RAP;

(xii)    cancel or terminate its current insurance policies or allow any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse replacement policies providing coverage equal to or greater than the coverage under the canceled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(xiii)    enter into or modify any employment, severance or similar agreements or arrangements with, or grant any compensation increases to, any director, officer or management employee, except in the Ordinary Course of Business;

(xiv)    amend any bonus, profit sharing, stock option, pension, retirement, deferred compensation, or other employee benefit plan, trust, fund, contract or arrangement for the benefit or welfare of any employees, except as contemplated hereunder or by law or as disclosed on Schedule 4.19;

(xv)    enter into or propose to enter into, or modify or propose to modify, any agreement, arrangement or understanding with respect to any of the matters set forth in this Section 5.1(b); or

(xvi)    make any agreements or commitments binding it to extend credit except in a manner consistent with past practice and in accordance with CBT’s lending policies as disclosed to Heartland, and CBT shall not make any agreements or commitments binding it to extend credit in an amount in excess of $500,000, or sell, assign or otherwise transfer any participation in any loan, in each case without prior consultation (as defined below) with Heartland.

5.2    Access to Information; Confidentiality.

(a)    CBCS shall permit and shall cause CBT and the other Subsidiaries to permit Heartland full access on reasonable notice and at reasonable hours to its properties and shall disclose and make available (together with the right to copy) to Heartland and to the internal auditors, loan review officers, employees, attorneys, accountants and other representatives of Heartland all books, papers and records relating to the assets, stock, properties, operations, obligations and liabilities of CBCS, CBT and the other Subsidiaries including, without limitation, all books of account (including, without limitation, the general ledgers), tax records, minute books of directors’ and shareholders’ meetings, organizational documents, bylaws, contracts and agreements, filings with any regulatory authority, accountants’ work papers, litigation files (including, without limitation, legal research memoranda), documents relating to assets and title thereto (including, without limitation, abstracts, title insurance policies, surveys, environmental reports, opinions of title and other information relating to the real and personal property), Plans affecting employees, securities transfer records and shareholder lists, and any books, papers and records relating to other assets, business activities or prospects in which Heartland may have a reasonable interest, including, without limitation, its interest in planning for integration and transition with respect to the business of CBCS, CBT and the other Subsidiaries; provided, however, that (i) the foregoing rights granted to Heartland shall in no way affect the nature or scope of the representations, warranties and covenants of CBCS set forth herein, and (ii) CBCS shall be permitted to keep confidential any information that CBCS reasonably believes is subject to legal privilege or other legal protection that would be compromised by disclosure to Heartland. In addition, CBCS shall cause CBT and the other Subsidiaries to instruct their officers, employees, counsel and accountants to be available for, and respond to any questions of, such Heartland representatives at reasonable hours and with reasonable notice by Heartland to such individuals, and to cooperate fully with Heartland in planning for the integration of the business of CBCS, CBT and the other Subsidiaries with the business of Heartland and its affiliates.

(b)    Any confidential information or trade secrets of CBCS, CBT or any other Subsidiary received by Heartland, its employees or agents in the course of the consummation of the Merger or Bank Merger shall be treated confidentially, and any correspondence, memoranda, records, copies, documents and electronic or other media of any kind containing either such confidential information, or trade secrets or both shall be destroyed by Heartland or, at CBCS’s request, returned to CBCS if this Agreement is terminated as provided in Article 8. Such information shall not be used by Heartland or its agents to the detriment of CBCS, CBT or any other Subsidiary.

(c)    In the event that this Agreement shall terminate, neither party shall disclose, except as required by law or pursuant to the request of an administrative agency or other regulatory body, the basis or reason for such termination, without the consent of the other party.

5.3    Notice of Developments. Each party shall, upon acquiring Knowledge thereof, promptly notify the other party in writing if it should discover that any representation or warranty made by it in this Agreement was when made, has subsequently become or will be on the Closing Date untrue in any material respect. Except as provided in Section 6.9, no disclosure pursuant to this Section 5.3 will be deemed to amend or supplement the Disclosure Schedule or to prevent or cure any inaccuracy, misrepresentation, breach of warranty or breach of agreement.

5.4    Certain Loans and Related Matters. CBCS will furnish to Heartland a complete and accurate list as of the end of each calendar month after September 2014, within 15 Business Days after the end of each such calendar month, of (a) all of CBT’s periodic internal credit quality reports prepared during such calendar month (which reports will be prepared in a manner consistent with past practices), (b) all loans of CBT classified as non-accrual, as restructured, as 90 days past due, as still accruing and doubtful of collection or any comparable classification, (c) all OREO, including in-substance foreclosures and real estate in judgment, (d) all new loans where the principal amount advanced exceeds $100,000; (e) any current repurchase obligations of CBT with respect to any loans, loan participations or state or municipal obligations or revenue bonds and (f) any standby letters of credit issued by CBT.

5.5    Monthly Financial Statements and Pay Listings. CBCS shall furnish Heartland with CBCS’s and each Subsidiary’s (including CBT’s) balance sheets as of the end of each calendar month after September 2014 and the related statements of income, within 15 days after the end of each such calendar month. Such financial statements shall be prepared on a basis consistent with the Latest Balance Sheet and the Related Statements and on a consistent basis during the periods involved and shall fairly present the financial positions of CBCS and each of the Subsidiaries, respectively, as of the dates thereof and the results of operations of CBCS and each of the Subsidiaries, respectively, for the periods then ended. CBCS shall make available to Heartland with CBCS’s and each Subsidiary’s payroll listings as of the end of each pay period after September 2014, within one week after the end of such pay period.

5.6    Consents and Authorizations. CBCS will use its commercially reasonable efforts to obtain (at no cost or burden to Heartland), prior to Closing, all material Consents (the “Required Consents”) necessary for the consummation of the transactions contemplated by this Agreement, including, without limitation, the consent to assignment of those certain trust preferred securities issued by Sheboygan Statutory Trust I from the trustee thereof, and those other consents listed on Schedule 5.6. CBCS will keep Heartland reasonably advised of the status of obtaining the Required Consents.

5.7    Filing of Tax Returns and Adjustments

(a)    CBCS, CBT and the other Subsidiaries shall file (or cause to be filed) at their own expense, on or prior to the due date, all Tax returns, including all Plan returns and reports, for all Tax periods ending on or before the Effective Time where the due date for such returns or reports (taking into account valid extensions of the respective due dates) falls on or before the Effective Time; provided, however, that neither CBCS, CBT nor any other Subsidiary shall file any such Tax returns, or other returns, elections or information statements with respect to any liabilities for Taxes (other than federal, state or local sales, use, withholding or employment tax returns or statements), or consent to any adjustment or otherwise compromise or settle any matters with respect to Taxes, without prior consultation with Heartland; provided, further, that neither CBCS, CBT nor any other Subsidiary shall make any election or take any other discretionary position with respect to Taxes, in a manner inconsistent with past practices, without the prior written approval of Heartland. In the event the granting or withholding of such approval by Heartland results in additional Taxes owing for any Tax period ending on or before the Effective Time, liability for such additional Taxes shall not cause any representation of CBCS relating to Taxes to be untrue. CBCS shall provide Heartland with a copy of appropriate workpapers, schedules, drafts and final copies of each federal and state income Tax return or election of CBCS and the Subsidiaries (including returns of all Plans) at least ten days before filing such return or election, and shall reasonably cooperate with any reasonable request by Heartland in connection therewith.

(b)    Heartland, in its sole and absolute discretion and at its sole expense, will file (or cause to be filed) all Tax returns of CBCS, CBT and the other Subsidiaries due after the Effective Time. After the Effective Time, Heartland, in its sole and absolute discretion and to the extent permitted by law, shall have the right to amend, modify or otherwise change all Tax returns of CBCS, CBT and the other Subsidiaries for all Tax periods.

5.8     No Solicitation

(a)    None of CBCS, CBT nor any other Subsidiary will, and they each will use their best efforts to cause their officers, directors, employees agents and authorized representatives (“Representatives”) not to, directly or indirectly, (i) solicit, initiate, encourage, induce or facilitate the making, submission or announcement of any Acquisition Proposal or take any action that could reasonably be expected to lead to an Acquisition Proposal, (ii) furnish any information regarding CBCS, CBT or any other Subsidiary to any Person in connection with or in response to an Acquisition Proposal or an inquiry or indication of interest that could reasonably be expected to lead to an Acquisition Proposal, (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or that could reasonably be expected to lead to an Acquisition Proposal, (iv) approve, endorse or recommend any Acquisition Proposal or (v) enter into any letter of intent or similar document or any Contract contemplating or otherwise relating to any Acquisition Transaction; provided, however, that prior to the adoption of this Agreement by the Required CBCS Shareholder Vote, this Section 5.8(a) will not prohibit CBCS from furnishing nonpublic information regarding CBCS , CBT or any Subsidiary to, or entering into discussions or negotiations with, any Person in response to an Acquisition Proposal that the Board of Directors of CBCS has reasonably concluded is likely to result in Superior Proposal that is submitted to CBCS by such Person (and not withdrawn) if (1) neither CBCS, CBT nor any other Subsidiary nor any their respective Representatives have violated any of the restrictions set forth in this Section 5.8, (2) the board of directors of CBCS concludes in good faith, after having consulted with and considered the advice of outside counsel to CBCS, that such action is required in order for the board of directors of CBCS to comply with its fiduciary obligations to CBCS’s shareholders under applicable law, (3) at least two business days prior to furnishing any such nonpublic information to, or entering into discussions with, such Person, CBCS gives Heartland written notice of the identity of such Person and of CBCS’s intention to furnish nonpublic information to, or enter into discussions with, such Person, and CBCS receives from such Person an executed confidentiality agreement containing customary limitations on the use and disclosure of all nonpublic written and oral information furnished to such Person by or on behalf of the Company and (4) at least two business days prior to furnishing any such nonpublic information to such Person, CBCS furnishes such nonpublic information to Heartland (to the extent such nonpublic information has not been previously furnished by the CBCS to Heartland).

(b)    CBCS will promptly (and in no event later than 24 hours after receipt of any Acquisition Proposal, any inquiry or indication of interest that could reasonably be expected to lead to an Acquisition Proposal or any request for nonpublic information) advise Heartland orally and in writing of any Acquisition Proposal, any inquiry or indication of interest that could reasonably be expected to lead to an Acquisition Proposal or any request for nonpublic information relating to CBCS, CBT or any other Subsidiary (including the identity of the Person making or submitting such Acquisition Proposal, inquiry, indication of interest or request, and the terms thereof) that is made or submitted by any Person prior to the Closing Date. CBCS will keep Heartland fully informed with respect to the status of any such Acquisition Proposal, inquiry, indication of interest or request and any modification or proposed modification thereto.

(c)    CBCS, CBT and each other Subsidiary will immediately cease and cause to be terminated any existing discussions with any Person that relate to any Acquisition Proposal.

(d)    CBCS will not release or permit the release of any Person from, or waive or permit the waiver of any provision of, any confidentiality, “standstill” or similar agreement to which CBCS, CBT or any other Subsidiary is a party, and will enforce or cause to be enforced each such agreement at the request of Heartland. CBCS will promptly request each Person that has executed, within 12 months prior to the date of this Agreement, a confidentiality agreement in connection with its consideration of a possible Acquisition Transaction or equity investment to return all confidential information heretofore furnished to such Person by or on behalf of CBCS.

ARTICLE 6
ADDITIONAL COVENANTS AND AGREEMENTS

6.1    The Bank Merger. To the extent not previously approved, CBCS shall cause the Board of Directors of CBT to approve the Bank Merger within three business days of execution of this Agreement, and shall vote all of the shares of CBT voting stock held by CBT for the Bank Merger. For the avoidance of doubt, the Bank Merger shall occur simultaneous with the Merger, and shall be conditioned upon regulatory approval and upon the Required CBCS Shareholder Vote.

6.2    Filings and Regulatory Approvals. Heartland and CBCS will use all reasonable efforts and will cooperate with each other in the preparation and filing of, and Heartland will file, as soon as practicable after the date of this Agreement (and in any event within 10 Business Days after the date of this Agreement), all applications or other documents required to obtain Regulatory Approvals and consents from the FDIC and the WDFI for the Bank Merger under the Bank Merger Act, and notification of the FRB of the Merger under the Bank Holding Company Act, and any other applicable regulatory authorities, and provide copies of the non-confidential portions of such applications, filings and related correspondence to the other party. Prior to filing each application, registration statement or other document with the applicable regulatory authority, each party will provide the other party with an opportunity to review and comment on the non-confidential portions of each such application, registration statement or other document and will discuss with the other party which portions of this Agreement shall be designated as confidential portions of such applications. Each party will use all reasonable efforts and will cooperate with the other party in taking any other actions necessary to obtain such regulatory or other approvals and consents, including participating in any required hearings or proceedings. Subject to the terms and conditions herein provided, each party will use all reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement.

6.3    Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses. Heartland and CBCS agree that the Determination Balance Sheet shall be adjusted to the extent necessary appropriately to effect the agreements set forth in this Section 6.3.

6.4    Title Insurance and Surveys.

(a)    In preparation for the Closing, as soon as reasonably possible and in no event later than December 31, 2014, CBCS will furnish to Heartland, at CBCS’s expense, with respect to each parcel of Operating Real Property, a title commitment with respect to a title policy conforming to be an ALTA Form 2006 Owner’s Policy of Title Insurance, or an

equivalent policy acceptable to Heartland if the Owned Real Property is located in a state in which an ALTA Owner’s Policy of Title Insurance is not available, issued by a title insurer satisfactory to Heartland insuring marketable fee title in Heartland as of the Closing, subject only to Permitted Encumbrances

(b)    With respect to each parcel of Operating Real Property as to which a title insurance policy is to be procured pursuant to this Section 6.4, CBCS will furnish to Heartland a current survey of the Real Property certified to Heartland and the title insurer prepared by a licensed surveyor in the state in which such parcel is located and conforming to current ALTA/ACSM Minimum Detail Requirements for Land Title Surveys, disclosing the location of all improvements, easements, party walls, encroachments, sidewalks, roadways, utility lines, set back lines and other matters shown customarily on such surveys, and showing access affirmatively to public streets and roads.

(c)    If (i) any title commitment or other evidence of title, or search of the appropriate real estate records, discloses that any party other than CBCS or CBT has title to any of the Operating Real Property; (ii) any title exception is disclosed in Schedule B to any title commitment that is not one of the Permitted Encumbrances or not one that CBCS specifies when delivering the title commitment to Heartland that CBCS will cause to be deleted from the title commitment concurrently with the Closing, including (A) any exceptions that pertain to Encumbrances securing any loans, and (B) any exceptions that Heartland reasonably believes could materially and adversely affect Heartland’s use and enjoyment of the Operating Real Property described therein; or (iii) any survey discloses any matter that Heartland reasonably believes could materially and adversely affect Heartland’s use and enjoyment of the Operating Real Property that is Owned Real Property described therein (a “Title Objection”), Heartland will notify CBCS in writing (“Heartland Notice”) of such matters within fifteen (15) Business Days after receiving all of the title commitments for the Operating Real Property. CBCS will use reasonable commercial efforts to cure each Title Objection (other than by payment of money) and take reasonable steps required by the title insurer to eliminate each Title Objection as an exception to the title commitment, or in the event it cannot so eliminate such Title Objection, to procure from the title insurer, at Heartland’s direction and but at CBCS’s expense, title insurance coverage over such Objection on terms acceptable to CBCS and Heartland. Matters not objected to by Heartland or that are insured in the manner aforesaid, will be deemed to be acceptable to Heartland.

(d)    The expenses incurred by CBCS or CBT pursuant to this Section 6.4, including, without limitation, the cost of any surveys, binders or insurance premiums, shall not be considered expenses or liabilities of CBCS for purposes of computing the Adjusted Tangible Shareholders' Equity, the Transaction Costs, or for any other purposes of computing the Aggregate Merger Consideration, and to the extent deducted from the Adjusted Tangible Assets in accordance with GAAP at the Determination Date shall, for purposes of such calculation, be added back to Adjusted Tangible Assets.

6.5    Shareholder Approval; Registration Statement

(a)    CBCS shall call a meeting of its shareholders (the “Shareholder Meeting”) for the purpose of voting upon this Agreement and the Merger, and shall schedule such meeting based on consultation with Heartland as soon as practicable after the Registration Statement (as defined in Section 6.5(b)) is declared effective. The Board of Directors of CBCS shall recommend that the shareholders approve this Agreement and the Merger (the “Board Recommendation”), and shall use its best efforts (including, without limitation, soliciting proxies for such approval) to obtain the Required CBCS Shareholder Vote, and (ii) the Board Recommendation may not be withdrawn or modified in a manner adverse to Heartland, and no resolution by the board of directors of CBCS or any committee thereof to withdraw or modify the Board Recommendation in a manner adverse to CBCS may be adopted; provided, however, that notwithstanding the foregoing, prior to the adoption of this Agreement by the Required CBCS Shareholder Vote, the CBCS Board of Directors may withhold, withdraw, qualify or modify the Board Recommendation or approve, adopt, recommend or otherwise declare advisable any Superior Proposal made after the date hereof and not solicited, initiated or encouraged in breach of Section 5.8 of this Agreement, if the CBCS Board of Directors determines in good faith, after consultation with outside counsel, that failure to do so would reasonably be likely to result in a breach of fiduciary duties under applicable law (a “Change of Board Recommendation”). In determining whether to make a Change of Board Recommendation in response to a Superior Proposal or otherwise, the CBCS Board of Directors shall take into account any changes to the terms of this Agreement proposed by Heartland or any other information provided by Heartland in response to such notice.

(b)    For the purposes of (i) holding the Shareholder Meeting and (ii) registering Heartland Common Stock to be issued to shareholders of CBCS in connection with the Merger with the SEC and with applicable state securities authorities, Heartland shall prepare, with the cooperation of CBCS, a registration statement on Form S-4 (such registration statement, together with all and any amendments and supplements thereto, being herein referred to as the “Registration Statement”), which shall include a prospectus/proxy statement satisfying all applicable requirements of the 1933 Act, the Exchange Act and applicable Blue Sky Laws (such prospectus/proxy statement, together with any and all amendments or supplements thereto, being herein referred to as the “Prospectus/Proxy Statement”).

(c)    Heartland shall furnish such information concerning Heartland as is necessary in order to cause the Prospectus/Proxy Statement and the Registration Statement, insofar as they relate to Heartland, to be prepared in accordance with Section 6.5(b). Heartland agrees promptly to notify CBCS if at any time prior to the Shareholder Meeting any information provided by Heartland in the Prospectus/Proxy Statement becomes incorrect or incomplete in any material respect, and to provide the information needed to correct such inaccuracy or omission.

(d)    CBCS shall furnish Heartland with such information concerning CBCS, CBT and the Subsidiaries as is necessary in order to cause the Prospectus/Proxy Statement and the Registration Statement, insofar as it relates to CBCS, CBT and the Subsidiaries, to be prepared in accordance with Section 6.5(b), including, without limitation, the opinion of counsel as to tax matters required to be filed as an exhibit thereto. CBCS agrees promptly to notify Heartland if at any time prior to the Shareholder Meeting any information provided by CBCS in the Prospectus/Proxy Statement becomes incorrect or incomplete in any material respect, and to provide Heartland with the information needed to correct such inaccuracy or omission.

(e)    Heartland shall promptly, and in any event within ten days of receipt from CBCS pursuant to Section 6.5(d) of all portions of such Registration Statement requiring information relating to CBCS, CBT and the other Subsidiaries, file the Registration Statement with the SEC and applicable state securities agencies. Heartland shall use reasonable efforts to cause (a) the Registration Statement to become effective under the 1933 Act and applicable Blue Sky Laws at the earliest practicable date and (b) the shares of Heartland Common Stock issuable to the shareholders of CBCS to be authorized for listing on The NASDAQ Global Select Market or other national securities exchange. CBCS hereby authorizes Heartland to utilize in the Registration Statement the information concerning CBCS, CBT and the Subsidiaries provided to Heartland for the purpose of inclusion in the Prospectus/Proxy Statement. Heartland shall advise CBCS promptly when the Registration Statement has become effective and of any supplements or amendments thereto, and Heartland shall furnish CBCS with copies of all such documents. Prior to the Effective Time or the termination of this Agreement, each party shall consult with the other with respect to any material (other than the Prospectus/Proxy Statement) that might constitute a “prospectus” relating to the Merger within the meaning of the 1933 Act.

(f)    Heartland shall bear the costs of all SEC filing fees with respect to the Registration Statement, the costs of qualifying the shares of Heartland Common Stock under the Blue Sky Laws, to the extent necessary, and the costs of listing the shares of Heartland Common Stock on The NASDAQ Global Select Market or other national securities exchange. Heartland shall bear all printing and mailing costs in connection with the preparation and mailing of the Prospectus/Proxy Statement to CBCS shareholders. Heartland and CBCS shall each bear their own legal and accounting expenses in connection with the preparation of the Prospectus/Proxy Statement and the Registration Statement.

6.6    Establishment of Accruals. If requested by Heartland, on the Business Day immediately prior to the Determination Date, CBT shall, consistent with GAAP, establish such additional accruals and reserves as Heartland indicates are necessary to conform CBT’s accounting and credit loss reserve practices and methods to those of Heartland (as such practices and methods are to be applied to CBT from and after the Effective Time) and reflect Heartland’s plans with respect to the conduct of CBT’s business following the Merger and to provide for the costs and expenses relating to the consummation by CBT of the transactions contemplated by this Agreement (the “Heartland Accruals”), provided, however, that any such Heartland Accruals and reserves shall not affect the determination of the Merger Consideration pursuant to Section 2.3, and accordingly the Merger Consideration will be determined based on Adjusted Tangible Shareholders Equity as of the Determination Date without giving effect to any Heartland Accruals.

6.7    Employee Matters

(a)    General. Subject to the following agreements, after the Effective Time, Heartland shall have the right to continue, amend, merge or terminate any of the Plans in accordance with the terms thereof and subject to any limitation arising under applicable law, including tax qualification requirements. Until Heartland shall take such action, however, such Plans shall continue in force for the benefit of present and former employees of CBCS, CBT or any Subsidiary who have any present or future entitlement to benefits under any of the Plans (“CBCS Employees”).

(b)    Limitation on Enforcement. This Section 6.7 is an agreement solely between CBCS and Heartland. Nothing in this Section 6.7, whether express or implied, confers upon any employee of CBCS, CBT, any Subsidiary or Heartland or any other person, any rights or remedies, including, but not limited to: (i) any right to employment or recall, (ii) any right to continued employment for any specified period or (iii) any right to claim any particular compensation, benefit or aggregate of benefits, of any kind or nature whatsoever, as a result of this Section 6.7. Each CBCS Employee will be eligible to continue to participate in Heartland's health, vacation and other non-equity based employee benefit plans; provided, however, that (a) nothing in this Section 6.7(b) or elsewhere in this Agreement will limit the right of Heartland, or any of its Subsidiaries to amend or terminate any such health, vacation or other employee benefit plan at any time. With respect to employee benefit plans, if any, of Heartland or its Subsidiaries in which CBCS Employees become eligible to participate after the Closing Date (the "Heartland Plans"), Heartland will, or will cause the Surviving Corporation or its Subsidiaries to: (i) with respect to each Heartland Plan that is a medical/prescription, dental or vision plan, (x) waive any exclusions for pre-existing conditions under such Heartland Plan that would result in a lack of coverage for any condition for which the applicable CBCS Employee would have been entitled to coverage under the corresponding Benefit Plan in which such CBCS Employee was an active participant immediately prior to his or her transfer to Heartland Plan; (y) waive any waiting period under such Heartland Plan, to the extent that such period exceeds the corresponding waiting period under the corresponding Benefit Plan in which such CBCS Employee was an active participant immediately prior to his or her transfer to Heartland Plan (after taking into account the service credit provided for herein for purposes of satisfying such waiting period); and (z) provided CBCS’s insurance company provides information related to the amount of such credit that is available to Heartland, provide each CBCS Employee with credit for deductibles paid by such CBCS Employee prior to his or her transfer to Heartland Plan (to the same extent such credit was given under the analogous Benefit Plan prior to such transfer) in satisfying any applicable deductible or out-of-pocket requirements under such Heartland Plan for the plan year that includes such transfer and (ii) recognize service of the CBCS Employees with CBCS or CBT (or their respective predecessors) for purposes of eligibility to participate and vesting credit, and, solely with respect to vacation and severance benefits, benefit accrual in any Heartland Plan in which the CBCS Employees are eligible to participate after the Closing Date, to the extent that such service was recognized for that purpose under the analogous Benefit Plan prior to such transfer; provided, however, that the foregoing will not apply to the extent it would result in duplication of benefits.

(c)    Designated Agreements. It is the intention of CBCS that it will either (i) pay to each of the Designated Executives in lump sum, an amount necessary to extinguish any executory obligations to make payments under the Designated Agreements and record such payments as expenses as of a date prior to the Determination Balance Sheet, (ii) deposit sums in a Rabbi Trust adequate to pay all of the executory payment obligations under the Designated Agreements as they become due, and record such deposit as an expense (and not include sums held in such Trust as assets) as of a date prior to the Determination Balance Sheet, or (iii) accrue for the aggregate payments due and to become due under the Designated Agreements, as discounted to present value as set forth in Confidential Schedule 1 (and only to the extent not previously accrued), as of a date prior to, and reflected in, the Designated Balance Sheet. If, but only if CBCS has not extinguished its obligations and the obligations of each of its Subsidiaries, under the Designated Agreements in accordance with clause (i) or (ii), the aggregate costs with respect to such Designated Agreements set forth in the attached Confidential Schedule 1 have been properly accrued and accounted for in the Determination Balance Sheet, or subtracted as Severance Costs from Adjusted Tangible Assets as provided herein, and regardless of such accrual, the obligations of Heartland to assume any Retiree Health Benefits under the Desigated Agreements have been extinguished or amended to the satisfaction of Heartland, then, in accordance with the Merger, Heartland shall assume the obligations to the Designated Executives under the Designated Agreements.

6.8    Tax Treatment. None of CBCS, CBT, the other Subsidiaries nor Heartland shall take any action which would disqualify the Merger as a “reorganization” that would be tax-free to the shareholders of CBCS pursuant to Section 368(a)(1)(A) of the Code.

6.9    Updated Schedules. As of a date 15 Business Days prior to the Effective Date and on the Effective Date, CBCS shall modify any Schedule to this Agreement or add any Schedule or Schedules hereto for the purpose of making the representations and warranties to which any such Schedule relates true and correct in all material respects as of such date, whether to correct any misstatement or omission in any Schedule or to reflect any additional information obtained by CBCS subsequent to the date any Schedule was previously delivered by CBCS to Heartland. If any disclosure in any such Schedule supplement or update is of the type that would permit Heartland to terminate this Agreement pursuant to Section 8.1(d)(ii) but Heartland fails to do so within ten (10) Business Days of its receipt of such Schedule supplement or update, then Heartland shall be deemed to have irrevocably waived any right to terminate this Agreement with respect to such matter and to have accepted such supplement or update as if it was part of the Schedule delivered upon execution of this Agreement.

ARTICLE 7
CONDITIONS

7.1    Conditions to Obligations of Each Party. The respective obligations of each party to effect the transactions contemplated hereby shall be subject to the fulfillment at or prior to the Effective Time of the following conditions:

(a)    Regulatory Approvals. The Regulatory Approvals shall have been obtained and the applicable waiting periods, if any, under all statutory or regulatory waiting periods shall have lapsed. None of such approvals shall contain any conditions or restrictions that Heartland reasonably believes will materially restrict or limit the business or activities of Heartland, CBCS or the Subsidiaries or have a Material Adverse Effect.

(b)    No Injunction. No injunction or other order entered by a state or federal court of competent jurisdiction shall have been issued and remain in effect which would impair the consummation of the transactions contemplated hereby.

(c)    No Prohibitive Change of Law. There shall have been no law, statute, rule or regulation, domestic or foreign, enacted or promulgated which would materially impair the consummation of the transactions contemplated hereby.

(d)    Governmental Action. There shall not be any action taken, or any statute, rule, regulation, judgment, order or injunction proposed, enacted, entered, enforced,

promulgated, issued or deemed applicable to the transactions contemplated hereby by any federal, state or other court, government or governmental authority or agency, which would reasonably be expected to result, directly or indirectly, in (i) restraining or prohibiting the consummation of the transactions contemplated hereby or obtaining material damages from CBCS, any Subsidiary, Heartland or any of Heartland’s subsidiaries in connection with the transactions contemplated hereby, (ii) prohibiting direct or indirect ownership or operation by Heartland of all or a material portion of the business or assets of CBCS or any Subsidiary or of Heartland or any of its subsidiaries, or to compelling Heartland or any of its subsidiaries or CBCS or any Subsidiary to dispose of or to hold separately all or a material portion of the business or assets of Heartland or any of its subsidiaries or of CBCS or any Subsidiary, as a result of the transactions contemplated hereby, or (iii) requiring direct or indirect divestiture by Heartland of any of its business or assets or of the business or assets of CBCS or any Subsidiary.

(e)    No Termination. No party hereto shall have terminated this Agreement as permitted herein.

(f)    Shareholder Approval. The Merger shall have been approved by the Required CBCS Shareholder Vote.

(g)    Registration Statement. The registration statement on Form S-4 referred to in Section 6.5 shall have been declared and shall remain effective and no stop order suspending the effectiveness of such registration statement shall have been issued and no proceeding for that purpose shall have been initiated or threatened by the SEC. The shares of Heartland Common Stock issuable to the shareholders of CBCS shall have been authorized for listing on The NASDAQ Global Select Market or other national securities exchange, subject to official notice of issuance.

7.2    Additional Conditions to Obligation of CBCS. The obligation of CBCS to consummate the transactions contemplated hereby in accordance with the terms of this Agreement is also subject to the following conditions:

(a)    Representations and Warranties. The representations and warranties set forth in article 3 (i) that are not subject to materiality or Material Adverse Effect qualifications will be true and correct in all material respects at and as of the Closing Date as though then made and as though the Closing Date had been substituted for the date of this Agreement in such representations and warranties, except that any representation or warranty expressly made as of a specified date will only need to have been true on and as of such date, and (ii) the representations and warranties set forth in article 3 that are subject to materiality or Material Adverse Effect qualifications will be true and correct in all respects at and as of the Closing Date as though then made and as though the Closing Date had been substituted for the date of this Agreement in such representations and warranties, except that any representation or warranty expressly made as of a specified date will only need to have been true on and as of such date.

(b)    Agreements. Heartland shall have performed and complied in all material respects with each of its agreements contained in this Agreement.

(c)    Officer’s Certificate. Heartland shall have furnished to CBCS a certificate of the Chief Financial Officer of Heartland, dated as of the Effective Time, in which such officer shall certify to the conditions set forth in Sections 7.2(a) and (b).

(d)    Heartland Secretary’s Certificate. Heartland shall have furnished to CBCS (i) copies of the text of the resolutions by which the corporate action on the part of Heartland necessary to approve this Agreement and the transactions contemplated hereby were taken, and (ii) a certificate dated as of the Effective Time executed on behalf of Heartland by its corporate secretary or one of its assistant corporate secretaries certifying to CBCS that such copies are true, correct and complete copies of such resolutions and that such resolutions were duly adopted and have not been amended or rescinded.

(e)    Change in Control of Heartland. Heartland shall not have (i) been merged or consolidated with or into, or announced an agreement to merge with or into, another corporation in any transaction in which the holders of the voting securities of Heartland would not hold a majority of the voting securities of the surviving corporation, (ii) sold all or substantially all of its assets, or (iii) had one person or group acquire, directly or indirectly, beneficial ownership of more than 50% of the outstanding Heartland Common Stock.

(f)    Legal Opinion. CBCS shall have received an opinion of Reinhart Boerner Van Deuren s.c., or other counsel that is, in the judgment of Heartland, reputable, that the transactions contemplated by this Agreement will qualify as a reorganization within the meaning of Section 368(a)(1)(A) of the Code.

(g)    Other Materials. CBCS shall have received the materials set forth in Section 2.8(b).

7.3    Additional Conditions to Obligation of Heartland. The obligation of Heartland to consummate the transactions contemplated hereby in accordance with the terms of this Agreement is also subject to the following conditions:

(a)    Representations and Compliance. The representations and warranties set forth in article 4 that are not subject to materiality or Material Adverse Effect qualifications will be true and correct in all material respects at and as of the Closing Date as though then made and as though the Closing Date had been substituted for the date of this Agreement in such representations and warranties, except that any representation or warranty expressly made as of a specified date will only need to have been true on and as of such date, and the representations and warranties set forth in article 4 that are subject to materiality or Material Adverse Effect qualifications will be true and correct in all respects at and as of the Closing Date as though then made and as though the Closing Date had been substituted for the date of this Agreement in such representations and warranties, except that any representation or warranty expressly made as of a specified date will only need to have been true on and as of such date.

(b)    Agreements. CBCS shall have performed and complied in all material respects with each of its agreements contained in this Agreement.

(c)    Officers’ Certificate of CBCS. CBCS shall have furnished to Heartland a certificate of the Chief Executive Officer and Chief Financial Officer of CBCS, dated as of the

Effective Time, in which such officers shall certify to the conditions set forth in Sections 7.3(a) and 7.3(b).

(d)    CBCS Secretary’s Certificate. CBCS shall have furnished to Heartland (i) copies of the text of the resolutions by which the corporate action on the part of CBCS necessary to approve this Agreement and the transactions contemplated hereby were taken, and (ii) a certificate dated as of the Effective Time executed on behalf of CBCS by its corporate secretary or one of its assistant corporate secretaries certifying to Heartland that such copies are true, correct and complete copies of such resolutions and that such resolutions were duly adopted and have not been amended or rescinded.

(e)    Dissenting Shares. The total number of Dissenting Shares shall be no greater than six percent (6.0%) of the number of outstanding shares of CBCS Common Stock.

(f)    Required Consents. Each Required Consent will have been obtained and be in full force and effect and such actions as Heartland’s counsel may reasonably require will have been taken in connection therewith.

(g)    Designated Agreements. The Retiree Health Benefits under the Designated Agreements shall have been fully paid and extinguished, or the obligation of Heartland, as successor to CBCS, to pay any Retiree Health Benefits under the Designated Agreements shall have been eliminated, amended or qualified to Heartland’s satisfaction (and in its absolute discretion).

(h)    Title Matters. Heartland will have received and will have been reasonably satisfied with the title commitments described in Section 6.4 and all timely delivered Title Objections shall have been resolved to its reasonable satisfaction;

(i)    Transaction Costs. Heartland shall have received proof satisfactory to it that CBCS has paid or fully accrued for as of the Determination Date all of the Transaction Costs, or otherwise caused all Transaction Costs to be reflected in the calculation of Aggregate Merger Consideration; and

(j)    Other Materials. Heartland shall have received the materials set forth in Section 2.8(a).

ARTICLE 8
TERMINATION, AMENDMENT AND WAIVER

8.1    Reasons for Termination. This Agreement, by prompt written notice given to the other parties prior to or at the Closing, may be terminated:

(a)    by mutual consent of the boards of directors of Heartland and CBCS;

(b)    by either party in the event a Law or Governmental Order will have been enacted, entered, enforced, promulgated, issued or deemed applicable to the transactions contemplated by this Agreement by any Governmental Entity that prohibits the Closing;

(c)    by CBCS if:

(i)    the Closing has not occurred by March 31, 2015 (the “Termination Date”); provided that CBCS will not be entitled to terminate this Agreement pursuant to this clause (c)(i) if (x) CBCS's failure to comply fully with its obligations under this Agreement has prevented the consummation of the transactions contemplated by this Agreement, (y) CBCS has refused, after satisfaction of the conditions set forth in Section 7.2, to close in accordance with Section 2.8 or (z) the circumstances or events underlying the termination rights set forth in clauses (c)(iii) or (c)(iv) of this Section 8.1 shall have occurred;

(ii)    Heartland will have breached any representation, warranty or agreement of Heartland in this Agreement in any material respect and such breach cannot be or is not cured within thirty (30) days after written notice of such breach is given by CBCS to Heartland;

(iii)    at the CBCS Shareholders’ Meeting, this Agreement shall not have been duly adopted by the Required CBCS Shareholder Vote;

(iv)    (A) CBCS will have delivered to Heartland a written notice of the intent of CBCS to enter into a merger, acquisition or other agreement (including an agreement in principle) to effect a Superior Proposal based on an Acquisition Proposal received by it, (B) five business days have elapsed following delivery to Heartland of such written notice by CBCS, (C) during such five business-day period CBCS has fully cooperated with Heartland, including, without limitation, informing Heartland of the terms and conditions of such Acquisition Proposal and the identity of the Person making such Acquisition Proposal, with the intent of enabling Heartland to agree to a modification of the terms and conditions of this Agreement so that the transactions contemplated hereby may be effected, (D) at the end of such five business-day period the Board of Directors of the CBCS will have continued reasonably to believe that such Acquisition Proposal constitutes a Superior Proposal, (E) CBCS pays to Heartland the termination fee in accordance with Section 8.4, and (F) the Company will have entered into a merger, acquisition or other agreement (including an agreement in principle) to effect a Superior Proposal or the Board of Directors of the Company will have resolved to do so;

(v)    any of the conditions set forth in Section 7.2 will have become impossible to satisfy (other than through a failure of CBCS to comply with its obligations under this Agreement); or

(vi)    if the Average Closing Price is $32.00 or greater.

(d)    by Heartland if:

(i)    the Closing has not occurred by the Termination Date; provided that Heartland will not be entitled to terminate this Agreement pursuant to this clause (d)(i) if (x) Heartland's failure to comply fully with its obligations under this Agreement has prevented the consummation of the transactions contemplated by this Agreement or (y) Heartland has refused, after satisfaction of the conditions set forth in Section 7.3, to close in accordance with Section 2.8

(ii)    CBCS, CBT or any Subsidiary will have breached any representation, warranty or agreement in this Agreement in any material respect and such breach cannot be or is not cured within thirty (30) days after written notice of such breach is given by Heartland to CBCS;

(iii)    the Board of Directors of CBCS shall make a Change of Board Recommendation;

(iv)    CBCS shall have failed to take a vote of shareholders as a result of an intentional breach of Section 6.5(a), 6.5(a)and at least 20 days shall have passed since the Registration Statement containing the proxy statement/prospectus relating to the shareholder meeting shall have been declared effective and remained available for use in connection with the CBCS Shareholder Meeting (in each case, other than as a result of Heartland’s failure to comply fully with its obligations under this Agreement);

(v)    at the CBCS Shareholders’ Meeting, this Agreement shall not have been duly adopted by the Required CBCS Shareholder Vote; or

(vi)    if the Average Closing Price is $20.00 or less.

8.2    Effect of Termination. Except as provided in Sections 8.3 and 8.4, if this Agreement is terminated pursuant to Section 8.1, this Agreement shall forthwith become void, there shall be no liability under this Agreement on the part of Heartland, CBCS or any of their respective Representatives or Subsidiaries, and all rights and obligations of each party hereto shall cease; provided, however, that, subject to Sections 8.3, and 8.4, nothing herein shall relieve any party from liability for the willful and intentional breach of any of its covenants or agreements set forth in this Agreement.

8.3    Expenses. Except as provided in this Sections 8.3 and 8.4, all Expenses (as defined below) incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses, whether or not the Merger is consummated. Notwithstanding the foregoing, if this Agreement is terminated pursuant to Section 8.1(c)(iii), 8.1(d)(v), or by Heartland pursuant to Section 8.1(d)(ii) because of an intentional and material breach of Section 5.8, then CBCS shall pay to, within five Business Days of presentation from time to time by Heartland of any invoice for the same, all Expenses incurred by Heartland. “Expenses” as used in this Agreement shall consist of all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its Affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the solicitation of shareholder approvals and all other matters related to the consummation of the Merger.

8.4    CBCS Termination Payments. If this Agreement is terminated by CBCS pursuant to 8.1(c)(iv), by Heartland pursuant to Sections 8.1(d)(iii) or 8.1(d)(iv), or by Heartland pursuant to Section 8.1(d)(ii) because of an intentional and material breach of Section 5.8, then CBCS shall pay to Heartland (in addition to any payment that may be due under Section 8.3), a termination fee of $2,000,000. Notwithstanding anything to the contrary in this Agreement, the parties hereby acknowledge that, in the event the termination fee is paid by CBCS pursuant to this Section 8.4, the termination fee shall be Heartland’s sole and exclusive remedy for monetary damages under this Agreement.

8.5    Amendment. This Agreement may not be amended except by an instrument in writing approved by the parties to this Agreement and signed on behalf of each of the parties hereto.

8.6    Waiver. At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto or (b) waive compliance with any of the agreements of any other parties or with any conditions to its own obligations, in each case only to the extent such obligations, agreements and conditions are intended for its benefit.

ARTICLE 9
GENERAL PROVISIONS

9.1    Press Releases and Announcements. Any public announcement, including any announcement to employees, customers, suppliers or others having dealings with CBCS, CBT or any other Subsidiary, or similar publicity with respect to this Agreement or the transactions contemplated by this Agreement, will be issued, if at all, at such time and in such manner as Heartland determines and approves. Heartland will have the right to be present for any in-Person announcement by CBCS. Unless consented to by Heartland or required by Law, CBCS will keep, and will cause each of its Subsidiaries to keep, this Agreement and the transactions contemplated by this Agreement confidential.

9.2    Notices. All notices and other communications hereunder shall be in writing and shall be sufficiently given if made by hand delivery, by fax, by e-mail, by overnight delivery service, or by registered or certified mail (postage prepaid and return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by it by like notice):

if to Heartland:

1398 Central Avenue
P.O. Box 778
Dubuque, Iowa 52004-0778
Telephone: (563) 589-1994
Fax: (563) 589-1951

Attention:	David Horstmann, Executive Vice President; and

Michael Coyle, General Counsel
e-mail:	davidhorstmann@htlf.com
mcoyle@htlf.com

with a copy to:

Dorsey & Whitney LLP
Pillsbury Center South
220 South Sixth Street
Minneapolis, Wisconsin 55402
Attention: Thomas Martin
Fax: (612) 340-8706
e-mail: martin.tom@dorsey.com

if to CBCS:
Community Banc-Corp. of Sheboygan, Inc.
604 North 8th Street
Sheboygan, Wisconsin 53081
Attention: Anthony L. Jovanovich
Chairman and Chief Executive Officer
e-mail: AJovanovich@communitybankandtrust.com

with a copy to:
Reinhart Boerner Van Deuren s.c.
1000 N. Water Street, Suite 1700
Milwaukee, WI 53202
Attention: James Bedore
Fax: (414) 298-8097
Email: jbedore@reinhartlaw.com
All such notices and other communications shall be deemed to have been duly given as follows: when delivered by hand, if personally delivered; three Business Days after being deposited in the mail, postage prepaid, if delivered by mail; when receipt electronically acknowledged, if faxed or e-mailed; and the next day after being delivered to an overnight delivery service.
9.3    Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned by any party to this Agreement without the prior written consent of the other parties to this Agreement, except that Heartland may assign any of its rights under this Agreement to one or more Subsidiaries of Heartland, so long as Heartland remains responsible for the performance of all of its obligations under this Agreement. Subject to the foregoing, this Agreement and all of the provisions of this Agreement will be binding upon and inure to the benefit of the parties to this Agreement and their respective successors and permitted assigns.

9.4    No Third Party Beneficiaries. Nothing expressed or referred to in this Agreement confers any rights or remedies upon any Person that is not a party or permitted assign of a party to this Agreement.

9.5    Schedules. The Schedules correspond to the specific sections contained in Article 4. Nothing in a Schedule is deemed adequate to disclose an exception to a representation or warranty made in this Agreement unless the Schedule identifies in the corresponding schedule the exception with particularity and describes the relevant facts in detail. Without limiting the generality of the foregoing, the mere listing (or inclusion of a copy) of a document or other item is not deemed adequate to disclose an exception to a representation or warranty unless the representation or warranty relates solely to the existence of the document or other item itself. In the event of any inconsistency between the statements in this Agreement and statements in a Schedule, the statements in this Agreement will control and the statements in the Schedule will be disregarded.

9.6    Interpretation. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. References to Sections and Articles refer to Sections and Articles of this Agreement unless otherwise stated. Words such as “herein,” “hereinafter,” “hereof,” “hereto,” “hereby” and “hereunder,” and words of like import, unless the context requires otherwise, refer to this Agreement (including the Exhibits and Schedules hereto). As used in this Agreement, the masculine, feminine and neuter genders shall be deemed to include the others if the context requires.

9.7    Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties shall negotiate in good faith to modify this Agreement and to preserve each party’s anticipated benefits under this Agreement.

9.8    Complete Agreement. This Agreement contains the complete agreement between the parties and supersedes any prior understandings, agreements or representations by or between the parties, written or oral. CBCS acknowledges that Heartland has made no representations, warranties, agreements, undertakings or promises except for those expressly set forth in this Agreement or in agreements referred to herein that survive the execution and delivery of this Agreement.

9.9    Governing Law. THE DOMESTIC LAW, WITHOUT REGARD TO CONFLICTS OF LAWS PRINCIPLES, OF THE STATE OF DELAWARE WILL GOVERN ALL QUESTIONS CONCERNING THE CONSTRUCTION, VALIDITY AND INTERPRETATION OF THIS AGREEMENT AND THE PERFORMANCE OF THE OBLIGATIONS IMPOSED BY THIS AGREEMENT.

9.10    Specific Performance. Each of the parties acknowledges and agrees that the subject matter of this Agreement, including the business, assets and properties of CBCS, CBT and the other Subsidiaries, is unique, that the other parties would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached, and that the remedies at law would not be adequate to compensate such other parties not in default or in breach. Accordingly, each of the parties agrees that the other parties will be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions of this Agreement in addition to any other remedy to which they may be entitled, at law or in equity (without any requirement that Heartland provide any bond or other security). The parties waive any defense that a remedy at law is adequate and any requirement to post bond or provide similar security in connection with actions instituted for injunctive relief or specific performance of this Agreement.

9.11    Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (III) IT MAKES SUCH WAIVER VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 9.11.

9.12    Investigation of Representations, Warranties and Covenant. No investigation made by or on behalf of the parties hereto or the results of any such investigation shall constitute a waiver of any representation, warranty or covenant of any other party.

9.13    No Survival of Representations. The representations, warranties and covenants made by CBCS and Heartland in this Agreement or in any instrument delivered pursuant to this Agreement shall terminate on, and shall have no further force or effect after, the first to occur of (a) the Effective Time or (b) the date on which this Agreement is terminated as set forth herein, except for those covenants contained herein or therein which by their terms apply in whole or in part after the Effective Time.

[The remainder of this page is intentionally blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed on the date first written above by their respective duly elected and authorized officers.

HEARTLAND FINANCIAL USA, INC.

By:	/s/ Lynn B. Fuller
Lynn B. Fuller, Chairman and Chief Executive Officer

COMMUNITY BANC-CORP. OF SHEBOYGAN, INC.

By:	/s/ Anthony L. Jovanovich
Anthony L. Jovanovich, Chairman and Chief Executive Officer

APPENDIX B
SUBCHAPTER XIII
DISSENTERS’ RIGHTS

180.1301  Definitions. In Sections 180.1301 to 180.1331:

(1)	“Beneficial shareholder” means a person who is a beneficial owner of shares held by a nominee as the shareholder.

(1m)	“Business combination” has the meaning given in Section 180.1130 (3).

(2)
“Corporation” means the issuer corporation or, if the corporate action giving rise to dissenters’ rights under Section 180.1302 is a merger or share exchange that has been effectuated, the surviving domestic corporation or foreign corporation of the merger or the acquiring domestic corporation or foreign corporation of the share exchange.

(3)
“Dissenter” means a shareholder or beneficial shareholder who is entitled to dissent from corporate action under Section 180.1302 and who exercises that right when and in the manner required by Sections 180.1320 to 180.1328.

(4)
“Fair value”, with respect to a Dissenters' shares other than in a business combination, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable. “Fair value”, with respect to a Dissenters' shares in a business combination, means market value, as defined in Section 180.1130 (9) (a) 1. to 4.

(5)
“Interest” means interest from the effectuation date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all of the circumstances.

(6)	“Issuer corporation” means a domestic corporation that is the issuer of the shares held by a dissenter before the corporate action.
180.1302  Right to dissent.

(1)
Except as provided in sub. (4) and Section 180.1008 (3), a shareholder or beneficial shareholder may dissent from, and obtain payment of the fair value of his or her shares in the event of, any of the following corporate actions:

(a)	Consummation of a plan of merger to which the issuer corporation is a party if any of the following applies:

1.	Shareholder approval is required for the merger by Section 180.1103 or by the articles of incorporation.

2.	The issuer corporation is a subsidiary that is merged with its parent under Section 180.1104.

3.	The issuer corporation is a parent that is merged with its subsidiary under Section 180.1104. This subdivision does not apply if all of the following are true:

a.
The articles of incorporation of the surviving corporation do not differ from the articles of incorporation of the parent before the merger, except for amendments specified in Section 180.1002 (1) to (9).

b.
Each shareholder of the parent whose shares were outstanding immediately before the effective time of the merger holds the same number of shares with identical designations, preferences, limitations, and relative rights, immediately after the merger.

c.
The number of voting shares, as defined in Section 180.1103 (5) (a) 2., outstanding immediately after the merger, plus the number of voting shares issuable as a result of the merger, either by the conversion of securities issued pursuant to the merger or the exercise of rights or warrants issued pursuant to the merger, do not exceed by more than 20% the total number of voting shares of the parent outstanding immediately before the merger.

d.
The number of participating shares, as defined in Section 180.1103 (5) (a) 1., outstanding immediately after the merger, plus the number of participating shares issuable as a result of the merger, either by the conversion of securities issued pursuant to the merger or the exercise of rights or warrants issued pursuant to the merger, do not exceed by more than 20% the total number of participating shares of the parent outstanding immediately before the merger.

(b)
Consummation of a plan of share exchange if the issuer corporation’s shares will be acquired, and the shareholder or the shareholder holding shares on behalf of the beneficial shareholder is entitled to vote on the plan.

(c)
Consummation of a sale or exchange of all, or substantially all, of the property of the issuer corporation other than in the usual and regular course of business, including a sale in dissolution, but not including any of the following:

1.	A sale pursuant to court order.

2.	A sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale.

(cm)	Consummation of a plan of conversion.

(d)
Except as provided in sub. (2), any other corporate action taken pursuant to a shareholder vote to the extent that the articles of incorporation, bylaws or a resolution of the board of directors provides that the voting or nonvoting shareholder or beneficial shareholder may dissent and obtain payment for his or her shares.

(2)
Except as provided in sub. (4) and Section 180.1008 (3), the articles of incorporation may allow a shareholder or beneficial shareholder to dissent from an amendment of the articles of incorporation and obtain payment of the fair value of his or her shares if the amendment materially and adversely affects rights in respect of a Dissenters' shares because it does any of the following:

(a)	Alters or abolishes a preferential right of the shares.

(b)	Creates, alters or abolishes a right in respect of redemption, including a provision respecting a sinking fund for The redemption or repurchase, of the shares.

(c)	Alters or abolishes a preemptive right of the holder of shares to acquire shares or other securities.

(d)	Excludes or limits the right of the shares to vote on any matter or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights.

(e)	Reduces the number of shares owned by the shareholder or beneficial shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under Section 180.0604.

(3)
Notwithstanding sub. (1) (a) to (c), if the issuer corporation is a statutory close corporation under Sections 180.1801 to 180.1837, a shareholder of the statutory close corporation may dissent from a corporate action and obtain payment of the fair value of his or her shares, to the extent permitted under sub. (1) (d) or (2) or Section 180.1803, 180.1813 (1) (d) or (2) (b), 180.1815 (3) or 180.1829 (1) (c).

(4)
Unless the articles of incorporation provide otherwise, subs. (1) and (2) do not apply to the holders of shares of any class or series if the shares of the class or series are registered on a national securities exchange or quoted on the National Association of Securities Dealers, Inc., automated quotations system on the record date fixed to determine the shareholders entitled to notice of a shareholders meeting at which shareholders are to vote on the proposed corporate action.

(5)
Except as provided in Section 180.1833, a shareholder or beneficial shareholder entitled to dissent and obtain payment for his or her shares under Sections 180.1301 to 180.1331 may not challenge the corporate action creating his or her entitlement unless the action is unlawful or fraudulent with respect to the shareholder, beneficial shareholder or issuer corporation.

180.1303  Dissent by shareholders and beneficial shareholders.

(1)
A shareholder may assert dissenters’ rights as to fewer than all of the shares registered in his or her name only if the shareholder dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he or she asserts dissenters’ rights. The rights of a shareholder who under this subsection asserts dissenters’ rights as to fewer than all of the shares registered in his or her name are determined as if the shares as to which he or she dissents and his or her other shares were registered in the names of different shareholders.

(2)	A beneficial shareholder may assert dissenters’ rights as to shares held on his or her behalf only if the beneficial shareholder does all of the following:

(a)	Submits to the corporation the shareholder’s written consent to the dissent not later than the time that the beneficial shareholder asserts dissenters’ rights.

(b)	Submits the consent under par. (a) with respect to all shares of which he or she is the beneficial shareholder.
180.1320  Notice of dissenters' rights.

(1)
If proposed corporate action creating dissenters’ rights under Section 180.1302 is submitted to a vote at a shareholders’ meeting, the meeting notice shall state that shareholders and beneficial shareholders are or may be entitled to assert dissenters’ rights under Sections 180.1301 to 180.1331 and shall be accompanied by a copy of those sections.

(2)
If corporate action creating dissenters’ rights under Section 180.1302 is authorized without a vote of shareholders, the corporation shall notify, in writing and in accordance with Section 180.0141, all shareholders entitled to assert dissenters’ rights that the action was authorized and send them the dissenters’ notice described in Section 180.1322.

180.1321  Notice of intent to demand payment.

(1)
If proposed corporate action creating dissenters’ rights under Section 180.1302 is submitted to a vote at a shareholders’ meeting, a shareholder or beneficial shareholder who wishes to assert dissenters’ rights shall do all of the following:

(a)
Deliver to the issuer corporation before the vote is taken written notice that complies with Section 180.0141 of the shareholder’s or beneficial shareholder’s intent to demand payment for his or her shares if the proposed action is effectuated.

(b)	Not vote his or her shares in favor of the proposed action.

(2)	A shareholder or beneficial shareholder who fails to satisfy sub. (1) is not entitled to payment for his or her shares under Sections 180.1301 to 180.1331.
180.1322  Dissenters' notice.

(1)
If proposed corporate action creating dissenters’ rights under Section 180.1302 is authorized at a shareholders’ meeting, the corporation shall deliver a written dissenters’ notice to all shareholders and beneficial shareholders who satisfied Section 180.1321.

(2)
The dissenters’ notice shall be sent no later than 10 days after the corporate action is authorized at a shareholders’ meeting or without a vote of shareholders, whichever is applicable. The dissenters’ notice shall comply with Section 180.0141 and shall include or have attached all of the following:

(a)	A statement indicating where the shareholder or beneficial shareholder must send the payment demand and where and when certificates for certificated shares must be deposited.

(b)	For holders of uncertificated shares, an explanation of the extent to which transfer of the shares will be restricted after the payment demand is received.

(c)
A form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and that requires the shareholder or beneficial shareholder asserting dissenters’ rights to certify whether he or she acquired beneficial ownership of the shares before that date.

(d)	A date by which the corporation must receive the payment demand, which may not be fewer than 30 days nor more than 60 days after the date on which the dissenters’ notice is delivered.

(e)	A copy of Sections 180.1301 to 180.1331.
180.1323  Duty to demand payment.

(1)
shareholder or beneficial shareholder who is sent a dissenters’ notice described in Section 180.1322, or a beneficial shareholder whose shares are held by a nominee who is sent a dissenters’ notice described in Section 180.1322, must demand payment in writing and certify whether he or she acquired beneficial ownership of the shares before the date specified in the dissenters’ notice under Section 180.1322 (2) (c). A shareholder or beneficial shareholder with certificated shares must also deposit his or her certificates in accordance with the terms of the notice.

(2)
shareholder or beneficial shareholder with certificated shares who demands payment and deposits his or her share certificates under sub. (1) retains all other rights of a shareholder or beneficial shareholder until these rights are canceled or modified by the effectuation of the corporate action.

(3)
shareholder or beneficial shareholder with certificated or uncertificated shares who does not demand payment by the date set in the dissenters’ notice, or a shareholder or beneficial shareholder with certificated shares who does not deposit his or her share certificates where required and by the date set in the dissenters’ notice, is not entitled to payment for his or her shares under Sections 180.1301 to 180.1331.

180.1324  Restrictions on uncertificated shares.

(1)
The issuer corporation may restrict the transfer of uncertificated shares from the date that the demand for payment for those shares is received until the corporate action is effectuated or the restrictions released under Section 180.1326.

(2)
The shareholder or beneficial shareholder who asserts dissenters’ rights as to uncertificated shares retains all of the rights of a shareholder or beneficial shareholder, other than those restricted under sub. (1), until these rights are canceled or modified by the effectuation of the corporate action.

180.1325  Payment.

(1)
payment demand, whichever is later, the corporation shall pay each shareholder or beneficial shareholder who has complied with Section 180.1323 the amount that the corporation estimates to be the fair value of his or her shares, plus accrued interest.

(2)	The payment shall be accompanied by all of the following:

(a)
The corporation’s latest available financial statements, audited and including footnote disclosure if available, but including not less than a balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year and the latest available interim financial statements, if any.

(b)	A statement of the corporation’s estimate of the fair value of the shares.

(c)	An explanation of how the interest was calculated.

(d)	A statement of the dissenters' right to demand payment under Section 180.1328 if the dissenter is dissatisfied with the payment.

(e)	A copy of Sections 180.1301 to 180.1331.

180.1326  Failure to take action.

(1)
If an issuer corporation does not effectuate the corporate action within 60 days after the date set under Section 180.1322 for demanding payment, the issuer corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

(2)
If after returning deposited certificates and releasing transfer restrictions, the issuer corporation effectuates the corporate action, the corporation shall deliver a new dissenters’ notice under Section 180.1322 and repeat the payment demand procedure.

180.1327  After-acquired shares.

(1)
A corporation may elect to withhold payment required by Section 180.1325 from a dissenter unless the dissenter was the beneficial owner of the shares before the date specified in the dissenters’ notice under Section 180.1322 (2) (c) as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

(2)
To the extent that the corporation elects to withhold payment under sub. (1) after effectuating the corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of his or her demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the Dissenters' right to demand payment under Section 180.1328 if the dissenter is dissatisfied with the offer.

180.1328  Procedure if dissenter dissatisfied with payment or offer.

(1)
A dissenter may, in the manner provided in sub. (2), notify the corporation of the Dissenters' estimate of the fair value of his or her shares and amount of interest due, and demand payment of his or her estimate, less any payment received under Section 180.1325, or reject the offer under Section 180.1327 and demand payment of the fair value of his or her shares and interest due, if any of the following applies:

(a)
The dissenter believes that the amount paid under Section 180.1325 or offered under Section 180.1327 is less than the fair value of his or her shares or that the interest due is incorrectly calculated.

(b)	The corporation fails to make payment under Section 180.1325 within 60 days after the date set under Section 180.1322 for demanding payment.

(c)
The issuer corporation, having failed to effectuate the corporate action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set under Section 180.1322 for demanding payment.

(2)
A dissenter waives his or her right to demand payment under this section unless the dissenter notifies the corporation of his or her demand under sub. (1) in writing within 30 days after the corporation made or offered payment for his or her shares. The notice shall comply with Section 180.0141.

180.1330  Court action.

(1)
If a demand for payment under Section 180.1328 remains unsettled, the corporation shall bring a special proceeding within 60 days after receiving the payment demand under Section 180.1328 and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not bring the special proceeding within the 60-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

(2)
The corporation shall bring the special proceeding in the circuit court for the county where its principal office or, if none in this state, its registered office is located. If the corporation is a foreign corporation without a registered office in this state, it shall bring the special proceeding in the county in this state in which was located the registered office of the issuer corporation that merged with or whose shares were acquired by the foreign corporation.

(3)
The corporation shall make all dissenters', whether or not residents of this state, whose demands remain unsettled parties to the special proceeding. Each party to the special proceeding shall be served with a copy of the petition as provided in Section 801.14.

(4)
The jurisdiction of the court in which the special proceeding is brought under sub. (2) is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. An appraiser has the power described in the order appointing him or her or in any amendment to the order. The Dissenters' are entitled to the same discovery rights as parties in other civil proceedings.

(5)	Each dissenter made a party to the special proceeding is entitled to judgment for any of the following:

(a)	The amount, if any, by which the court finds the fair value of his or her shares, plus interest, exceeds the amount paid by the corporation.

(b)
The fair value, plus accrued interest, of his or her shares acquired on or after the date specified in the Dissenters' notice under Section 180.1322 (2) (c), for which the corporation elected to withhold payment under Section 180.1327.

180.1331  Court costs and counsel fees.
(1)

(a)
Notwithstanding Sections 814.01 to 814.04, the court in a special proceeding brought under Section 180.1330 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court and shall assess the costs against the corporation, except as provided in par. (b).

(b)
Notwithstanding Sections 814.01 and 814.04, the court may assess costs against all or some of the Dissenters', in amounts that the court finds to be equitable, to the extent that the court finds the Dissenters' acted arbitrarily, vexatiously or not in good faith in demanding payment under Section 180.1328.

(2)
The parties shall bear their own expenses of the proceeding, except that, notwithstanding Sections 814.01 to 814.04, the court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts that the court finds to be equitable, as follows:

(a)	Against the corporation and in favor of any dissenter if the court finds that the corporation did not substantially comply with Sections 180.1320 to 180.1328.

(b)
Against the corporation or against a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by this chapter.

(3)
Notwithstanding Sections 814.01 to 814.04, if the court finds that the services of counsel and experts for any dissenter were of substantial benefit to other Dissenters' similarly situated, the court may award to these counsel and experts reasonable fees to be paid out of the amounts awarded the Dissenters' who were benefit.

APPENDIX C

October 15, 2014

Board of Directors
Community Banc-Corp. of Sheboygan, Inc.
604 N. Eighth Street
Sheboygan, WI 53082-1409

Dear Members of the Board:

Hovde Group, LLC (“we” or “Hovde”) understand that Heartland Financial USA, Inc., a Delaware corporation (“Heartland”) and Community Banc-Corp. of Sheboygan, Inc., a Wisconsin corporation (“CBCS” or the “Company”), are about to enter into a Merger Agreement to be dated on or about October 22, 2014 (the “Agreement”), pursuant to which CBCS will merge with and into Heartland (the “Merger”), with Heartland as the surviving corporation. We further understand that CBCS owns all of the issued and outstanding capital stock of Community Bank & Trust, a Wisconsin state bank (“CBT”), and Heartland owns all of the issued and outstanding capital stock of Wisconsin Bank and Trust, a Wisconsin state bank (“WBT”), and Heartland and CBCS desire that CBT be merged with and into WBT simultaneous with, or immediately after, the Merger (the “Bank Merger”).

Pursuant to the Agreement, and, except as otherwise set forth therein, at the Effective Time, and without any further action of Heartland, CBCS or any holder of CBCS Capital Stock,

(i) each issued and outstanding share of CBCS Common Stock (other than shares to be canceled pursuant to Section 2.3(c) of the Agreement and Dissenting Shares)(the “Converted Common Shares”) shall be canceled and extinguished and be converted into and become a right to receive the Common Share Stock Consideration Per Share plus the Common Share Cash Consideration Per Share; and

(ii) each issued and outstanding share of CBCS Convertible Preferred Stock (other than shares to be canceled pursuant to Section 2.3(c) and Dissenting Shares) (the “Converted Preferred Shares” and together with “Converted Common Shares,” the “Converted Shares”) shall be canceled and extinguished and be converted into and become a right to receive the Preferred Share Stock Consideration Per Share plus the Preferred Share Cash Consideration Per Share.

We note that no fractional shares of Heartland Common Stock shall be issued for Converted Shares, and in lieu of any fractional share, Heartland shall pay to each holder of Converted Shares who otherwise would be entitled to receive a fractional share of Heartland Common Stock, an amount of cash (without interest) equal to the product of (a) the Average Closing Price multiplied by (b) the fractional share interest to which such holder would otherwise be entitled (the “Fractional Share Amount”).

We further note that if, between the date of the Agreement and the Effective Time, shares of Heartland Common Stock shall be changed into a different number of shares or a different class of shares by reason of any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, or if a stock dividend thereon shall be declared with a record date within such period, then the number of shares of Heartland Common Stock issued to holders of Converted Shares at the Effective Time pursuant to the Agreement will be appropriately and proportionately adjusted so that the number of such shares of Heartland Common Stock (or such class of shares into which shares of Heartland Common Stock have been changed) that will be issued in exchange for the Converted Shares will equal the number of such shares that the holders of Converted Shares would have received pursuant to such classification, recapitalization, split-up, combination, exchange of shares, readjustment or stock dividend had the record date therefor been immediately following the Effective Time.

As set forth in the Agreement, “Aggregate Merger Consideration” means the Adjusted Tangible Shareholders’ Equity of CBCS as of the close of business on the Determination Date multiplied by 1.55. “Adjusted Tangible Shareholders’ Equity” means, as of the Determination Date, the excess of the Adjusted Tangible Assets of CBCS over the liabilities of CBCS, calculated in accordance with GAAP, without giving effect to any Heartland Accruals. “Adjusted Tangible Assets” means, as of the Determination Date, the assets of CBCS, calculated (except as provided in Section 6.4 of the Agreement) in accordance with Generally Accepted Accounting Principles consistently applied (“GAAP”), less the sum of (A) any Intangible Assets, (B) any Transaction Costs, and (C) any Severance Costs.

We further note that pursuant to the Agreement, “Stock Merger Consideration” means 100% of the Aggregate Merger Consideration; provided, however, that if the Average Closing Price (as defined in the Agreement) is $22.00 or less, the percentage of the Aggregate Merger Consideration that constitutes the Stock Merger Consideration may be adjusted downward by Heartland to a percentage of not less than 75%. We have assumed for purposes of our opinion that the Aggregate Merger Consideration will consist of 100% Stock Merger Consideration. However, any changes resulting from the application of that provision (in the event that the Average Closing Price were $22.00 or less as of the applicable determination date) would result in a change in the form but not the value of the Aggregate Merger
Consideration.

In determining an estimate of Aggregate Merger Consideration, we relied on estimates and information provided by the Company’s management to determine Adjusted Tangible Shareholders’ Equity and Adjusted Tangible Assets as of September 30, 2014. In determining the Adjusted Tangible Assets as of that date, you have instructed us to assume that intangible assets, transaction and severance costs will be as follows: (i) $0 for intangible assets and (ii) $450 thousand and $1.9 million, respectively, for transaction and severance costs. Further, we have been advised by the Company that all trust preferred securities held by CBCS or CBT will be valued at approximately
$2,724,000.

Since the Adjusted Tangible Shareholders’ Equity and Adjusted Tangible Assets (as defined in the Agreement) as of the Determination Date, and related amounts derived from those figures cannot be determined until dates after the date of this opinion, potential future adjustments in the Aggregate Merger Consideration attributable to changes in the Adjusted Tangible Shareholders’ Equity and Adjusted Tangible Assets after September 30, 2014, if any, cannot be predicted with precision. However, you have advised us to assume for purposes of this opinion that such amounts would be in an amount equal to or greater than the amounts as of September 30, 2014. Accordingly, if the Adjusted Tangible Shareholders’ Equity and Adjusted Tangible Assets as of the Determination Date were equal to the Adjusted Tangible Shareholders’ Equity and Adjusted Tangible Assets as of September 30, 2014, the total value of Aggregate Merger Consideration that would be received would be $47,321,974, or an equivalent per share value of $20.26 (based on a total number of Common Stock Equivalent Shares Outstanding of the Company of 2,335,240). We have assumed that these amounts are reasonable estimates or projections of the corresponding actual amounts as of the date the Aggregate Merger Consideration will be determined, and that any difference between actual Aggregate Merger Consideration amounts assumed in this letter would be immaterial.

The foregoing descriptions of the Adjusted Tangible Shareholders’ Equity, Adjusted Tangible Assets, Aggregate Merger Consideration, and the Agreement, are qualified in their entirety by reference to the Agreement. Capitalized terms used herein that are not otherwise defined shall have the same meanings attributed to them in the Agreement. In connection therewith, you have requested our opinion as to the fairness, from a financial point of view, of the estimated Aggregate Merger Consideration to the shareholders of the Company. This opinion addresses only the fairness of the Aggregate Merger Consideration to be received in the Merger, and we are not opining on the individual cash or stock components of the Aggregate Merger Consideration.

During the course of our engagement and for the purposes of the opinion set forth herin, we have:

(i)	reviewed a draft of the Agreement dated October 10, 2014, as provided to Hovde by the Company;

(ii)	reviewed certain unaudited financial statements for the Company and Heartland for the nine-month period ended September 30, 2014;

(iii)	reviewed certain historical annual reports of each of the Company and Heartland, including audited annual reports for the Company and Heartland for the year ending December 31, 2013;

(iv)	reviewed certain historical publicly available business and financial information concerning each of the Company and Heartland;

(v)
reviewed certain internal financial statements and other financial and operating data concerning of the Company, including, without limitation, internal financial analyses and forecasts prepared by management of the Company, and held discussions with senior management of the Company regarding recent developments and regulatory matters;

(vi)	analyzed financial projections prepared by certain members of senior management of the Company;

(vii)
discussed with certain members of senior management of the Company, the business, financial condition, results of operations and future prospects of the Company, as well as the history and past and current operations of the Company, the Company’s historical financial performance and the Company outlook and future prospects;

(viii)
reviewed the terms of recent merger, acquisition and control investment transactions, to the extent publicly available, involving financial institutions and financial institution holding companies that we considered relevant;

(ix)	assessed the general economic, market and financial conditions;

(x)	taken into consideration our experience in other similar transactions and securities valuations as well as our knowledge of the banking and financial services industry;

(xi)	reviewed and analyzed certain publicly available financial and stock market data relating to selected public companies that Hovde deemed relevant to its analysis;

(xii)	discussed with management of the Company, their assessment of the rationale for the Merger; and

(xiii)	performed such other analyses and considered such other factors as we have deemed appropriate.

We have assumed, without independent verification, that the representations as well as the financial and other information provided to us by the Company or included in the Agreement, which has formed a substantial basis for this opinion, are true and complete. Hovde has relied upon the management of the Company as to the reasonableness and achievability of the financial forecasts and projections (and the assumptions and bases therein) provided to Hovde by the Company, and Hovde assumed such forecasts and projections have been reasonably prepared by the Company on a basis reflecting the best currently available information and the Company’s judgments and estimates. We have assumed that such forecasts would be realized in the amounts and at the times contemplated thereby. Hovde has relied on these forecasts without independent verification or analyses and does not in any respect assume any responsibility for the accuracy or completeness thereof.

We are not experts in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto. We have assumed that such allowances for the Company and Heartland are, in the aggregate, adequate to cover such losses, and will be adequate on a pro forma basis for the combined entity. We were not requested to make, and have not made, an independent evaluation, physical inspection or appraisal of the assets, properties, facilities, or liabilities (contingent or otherwise) of the Company or Heartland, the collateral securing any such assets or liabilities, or the collectability of any such assets, and we were not furnished with any such evaluations or appraisals; nor did we review any loan or credit files of the Company or Heartland.

We have assumed that the Merger will be consummated substantially in accordance with the terms set forth in the Agreement, without any waiver of material terms or conditions by the Company, or any other party to the Agreement, and that the final Agreement will not differ materially from the draft we reviewed. We have assumed that the Merger has been, and will be, conducted in compliance with all laws and regulations that are applicable to the Company and Heartland. The Company has advised us that there are no factors that would impede any necessary regulatory or governmental approval of the Merger. We have assumed that, in the course of obtaining the necessary regulatory and governmental approvals, no restrictions will be imposed on the Company or on Heartland that would have a material adverse effect on the contemplated benefits of the Merger.

Our opinion does not constitute a recommendation to the Company as to whether or not such the Company should enter into the Agreement or to any shareholders of the Company as to how such shareholders should vote at any meetings of shareholders called to consider and vote upon the Merger. Our opinion neither addresses the underlying business decision to proceed with the Merger nor the fairness of the amount or nature of the compensation, if any, to be received by any of the officers, directors or employees of the Company, or class of such persons, relative to the amounts of consideration to be paid with respect to the Merger. Our opinion should not be construed as implying that the Aggregate Merger Consideration to be paid in connection with the Merger is necessarily the highest or best price that could be obtained in the Merger or in a sale, merger, or combination transaction with a third party. Other than as specifically set forth herein, we are not expressing any opinion with respect to the terms and provisions of the Agreement and/or the enforceability of any such terms or provisions. Our opinion is not a solvency opinion and does not in any way address the solvency or financial condition of the Company.

This opinion was approved by Hovde’s fairness opinion committee. This letter is directed solely to the board of directors of the Company and is not to be used for any other purpose or quoted or referred to, in whole or in part, in any registration statement, prospectus, proxy statement, or any other document, except in each case in accordance with our prior written consent; provided, however, that we hereby consent to the inclusion and reference to this letter in any registration statement, proxy statement, information statement or tender offer document to be delivered to the holders of the Company’s common stock in connection with the Merger if and only if this letter is quoted in full or attached as an exhibit to such document and this letter has not been withdrawn prior to the date of such document.

Our opinion is based solely upon the information available to us, and the economic, market and other circumstances as they exist as of the date hereof. Events occurring and information that becomes available after the date hereof could materially affect the assumptions and analyses used in preparing this opinion. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring or information that becomes available after the date hereof. No assurance can be given that adjustments to the consideration to be paid in the Merger will not be required by the actual results of operations of the Company after September 30, 2014.

Hovde, as part of its investment banking business, regularly performs valuations of businesses and their securities in connection with mergers and acquisitions and other corporate transactions. In addition to being retained to render this opinion letter, we were retained by the Company to act as their financial advisor in connection with the Merger.

We will receive compensation from the Company in connection with our services, which may include, without limitation, a fairness opinion fee that is contingent upon the issuance of this opinion letter and a completion fee that is contingent upon the consummation of the Merger. Further, the Company has agreed to indemnify us and our affiliates for certain liabilities that may arise out of our engagement. Except for the foregoing, during the past two years there have not been, and there are no mutual understandings contemplating in the future, any material relationships between Hovde and the Company.

Based upon and subject to the foregoing, we are of the opinion, as of the date hereof, that based on the September 30, 2014 financial information of the Company, the estimated Aggregate Merger Consideration of approximately $47,321,974, to be paid in connection with the Merger is fair to the shareholders of the Company from a financial point of view.

Sincerely,

HOVDE GROUP, LLC

/s/ Hovde Group, LLC

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 20. Indemnification of Directors and Officers.
Heartland is incorporated under the laws of the State of Delaware. Section 145 of the General Corporation Law of the State of Delaware, or DGCL, empowers a Delaware corporation to indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer or director of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such officer or director acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, and, for criminal proceedings, had no reasonable cause to believe his or her conduct was illegal. A Delaware corporation may indemnify officers and directors against expenses (including attorneys’ fees) in connection with the defense or settlement of an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director actually and reasonably incurred.
As permitted by Delaware law, Heartland has included in its certificate of incorporation a provision to eliminate the personal liability of our directors for monetary damages for breach of their fiduciary duties as directors, subject to certain limitations. In addition, Heartland’s certificate of incorporation and bylaws provide that it is required to indemnify its officers and directors under certain circumstances, including those circumstances in which indemnification would otherwise be discretionary and Heartland may advance expenses to its officers and directors as incurred in connection with proceedings against them for which they may be indemnified.
Item 21. Exhibits and Financial Statement Schedules.
Number        Description

2.1
Agreement and Plan of Merger, dated as of October 22, 2014, between Heartland Financial USA, Inc. and Community Banc-Corp of Sheboygan, Inc.. (included as Appendix A to the proxy statement/prospectus contained in this registration statement)

3.1		Certificate of Incorporation of Heartland Financial USA, Inc. (incorporated by reference from Exhibit 3.1 to the Registrant's Quarterly Report on Form 10-Q filed on November 7, 2008)
3.2		Amendment to Certificate of Incorporation of Heartland Financial USA, Inc. (incorporated by reference to Exhibit 3.1 to the Registrant's Quarterly Report on Form 10-Q filed on August 10, 2009)
3.4
Certificate of Designations Of Fixed Rate Cumulative Perpetual Preferred Stock, Series C (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed September 15, 2011).

3.5		Bylaws of Heartland Financial USA, Inc. (incorporated by reference from Exhibit 3.2 to the Registrant’s Annual Report on Form 10-K filed on March 15, 2004).
5.1	*	Opinion of Dorsey & Whitney LLP with respect to legality
8.1	*	Opinion of Reinhart Boerner Van Deuren s.c. with respect to tax matters
23.1	**	Consent of KPMG LLP.
23.2	*	Consent of Dorsey & Whitney LLP (included in Exhibit 5.1).
23.3	*	Consent of Reinhart Boerner Van Deuren s.c. (included in Exhibit 8.1).
24.1	*	Power of Attorney
99.1	**	Revised Form of Proxy

*Filed with the first filing of this Registration Statement
** Filed with the first Amendment of this Registration Statement

Item 22. Undertakings.
The undersigned registrant hereby undertakes:
(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)     To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
(ii)     To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
(iii)     To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of this registration statement.
(2)     That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3)     To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)     That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:
(i)     Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and
(ii)     Each prospectus required to be filed pursuant to Rule 424(b)(2), 424(b)(5), or 424(b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), 415(a)(1)(vii), or 415(a)(1)(x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of the securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.
(5)     That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(6)     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.
SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dubuque, State of Iowa, on the 4th day of December, 2014.

HEARTLAND FINANCIAL USA, INC.

By:	/s/ Lynn B. Fuller
Lynn B. Fuller
President, Chief Executive Officer and Chairman

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the registration statement has been signed by the following persons in the capacities indicated on the 4th day of December, 2014.

Signature	Title
/s/ Lynn B. Fuller	President, Chief Executive Officer, Chairman and Director (principal executive officer)
Lynn B. Fuller
/s/ Bryan R. McKeag	Executive Vice President and Chief Financial Officer (principal financial and accounting officer)
Bryan McKeag
/s/ James F. Conlan*	Director
James F. Conlan
/s/ John W. Cox, Jr.*	Director
John W. Cox, Jr.
/s/ Mark C. Falb*	Director
Mark C. Falb
/s/ Thomas L. Flynn*	Director
Thomas L. Flynn
/s/ R. Michael McCoy*	Director
R. Michael McCoy
/s/ Kurt M. Saylor*	Director
Kurt M. Saylor
/s/ John K. Schmidt*	Director
John K. Schmidt

* By /s/ Bryan R. McKeag
Bryan R. McKeag, attorney in fact

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